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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2016, was EUR 27,752,593,580.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp. 157-163 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp. 157-163 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2016, was EUR 6,684,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2016, was (in millions):

U.S. dollar		$6,495
Japanese yen	JPY	24,000
Australian dollar	AUD	400
Swedish Kroner	SEK	1,250
Norwegian Kroner	NOK	4,000
New Zealand dollar	NZD	75

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Combined Management Report”, “Financial Section – Consolidated Financial Statements – Consolidated Statement of Comprehensive Income”, “Financial Section – Consolidated Financial Statements – Cash Flow Statement”, “Financial Section – Notes to the Consolidated Financial Statements”, “Financial Section – Unconsolidated Financial Statements – Unconsolidated Income Statement”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 31-68, 69-70, 73, 74-124, 136-137 and 141-153 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2016.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2016.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2016, was EUR 1,068.99 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2016 und 31. Dezember 2016, Bundesanzeiger of February 06, 2017). For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-41 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp.G-41 to G-46 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

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(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2016 was EUR 20.16 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2016 und 31. Dezember 2016, Bundesanzeiger of February 06, 2017).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-35 to G-40 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2016.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2016.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

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See “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, p. G-28 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany – The Economy – International Economic Relations – Balance of Trade”, p. G-22 of Exhibit (d), which is hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany – The Economy – International Economic Relations – Balance of Payments”, p. G-21 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a) - None.

Exhibit (b) - None.

Exhibit (c) - The latest annual budget for the Federal Republic of Germany (pp. G-35 to G-40 of Exhibit (d) hereto).

Exhibit (d) - Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 18, 2017.

Exhibit (e) - Consent of Independent Auditor.

Exhibit (f) - Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 18, 2017.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Hans Bernhardt
	Name:	Hans Bernhardt
	Title:	Managing Director

By	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-35 to G-40 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 18, 2017.

(e)	Consent of Independent Auditor.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

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EXHIBIT (d)

LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 18, 2017, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2016.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 12, 2017, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.0926.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2012	1.3186	1.2909	1.3463	1.2062
Year ended December 31, 2013	1.3779	1.3303	1.3816	1.2774
Year ended December 31, 2014	1.2101	1.3210	1.3927	1.2101
Year ended December 31, 2015	1.0859	1.1032	1.2015	1.0524
Year ended December 31, 2016	1.0552	1.1032	1.1516	1.0375
Quarter ended March 31, 2017	1.0698	1.0703	1.0882	1.0416

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2017, as published by the Federal Reserve Bank of New York.

2017	High	Low

January	1.0794	1.0416
February	1.0802	1.0551
March	1.0882	1.0514
April	1.0941	1.0606

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2017. Rentenbank expects its final, audited financial statements for 2017 to be announced at a press conference and published in April 2018.

The first quarter of 2017 was characterized by a high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,979.2 million (as compared with €1,515.2 million during the three months ended March 31, 2016).

From the total anticipated medium and long-term issue requirement of prospective €11.0 billion for 2017, Rentenbank was already able to raise €4.8 billion in the first quarter (as compared with €5.4 billion during the three months ended March 31, 2016). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €4.9 billion during the first quarter of 2017 (as compared with €5.6 billion during the three months ended March 31, 2016).

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THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2016	0.7	1.9
2nd quarter 2016	0.5	1.8
3rd quarter 2016	0.2	1.7
4th quarter 2016	0.4	1.8
1st quarter 2017	0.6	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.6% after price, seasonal and calendar adjustments in the first quarter of 2017 compared to the fourth quarter of 2016. When adjusted for price, seasonal and calendar variations, positive contributions in the first quarter of 2017 came both from domestic and foreign demand. Capital formation increased substantially. Due to the mild weather, fixed capital formation especially in construction, but also in machinery and equipment, was markedly up compared to the fourth quarter of 2016. Households and general government increased their final consumption expenditure slightly at the beginning of the year. In addition, the development of foreign trade was more dynamic and contributed to growth as exports increased more than imports.

In a year-on-year comparison, in price- and calendar-adjusted terms, the German economy grew by 1.7% compared to the corresponding period in 2016, largely consistent with an increase of 1.8% in the fourth quarter of 2016 and of 1.7% in the third quarter of 2016.

Source: Statistisches Bundesamt, Gross domestic product up 0.6% in the 1st quarter of 2017, press release of May 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_155_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0

In April 2017, consumer prices in Germany rose by 2.0% compared to April 2016. The inflation rate as measured by the consumer price index is on the rise again (March 2017: +1.6%; February 2017: +2.2%). As in the preceding months, the inflation rate of April 2017 was mainly influenced by the development of energy prices. Prices of mineral oil products, in particular, went up considerably (+14.3%, of which heating oil: +30.1% and motor fuels: +10.6%). Excluding the prices of all types of energy, the inflation rate in April 2017 would have been +1.7% compared to April 2016. Food prices were higher in April 2017 (+1.8%) than in April 2016, but the rise in food prices continued to slow down year-on-year for the second consecutive month (March 2017: +2.3%; February 2017: +4.4%). Prices of goods (total) rose by 2.2% in April 2017 compared to April 2016, the main reason being the increase in energy prices. Prices of services (total) rose more moderately (+1.7%) in April 2017 compared to April 2016, with the inflation rate for April 2017 being influenced in particular by a marked increase in package holiday prices (+10.5%) due to calendar effects caused by the timing of Easter.

Compared to March 2017, the consumer price index remained unchanged in April 2017. The prices of energy (total) were up by 0.9% in April 2017 compared to March 2017, mainly due to increases in the prices of heating oil (+2.9%) and motor fuels (+1.9%). Price increases were also recorded for air passenger transport (+3.7%) and tobacco products (+2.1%). Consumers paid less, however, for coffee, tea and cocoa (-1.1%), for gardens, plants and flowers (-0.8%) and for food (-0.3%) in April 2017 compared to March 2017.

Source: Statistisches Bundesamt, Consumer prices in April 2017: +2.0% on April 2016, press release of May 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_156_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
 International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)

March 2016	4.5	4.3
April 2016	4.2	4.2
May 2016	4.2	4.2
June 2016	4.2	4.2
July 2016	4.3	4.2
August 2016	4.1	4.1
September 2016	3.8	4.1
October 2016	3.9	4.0
November 2016	3.9	3.9
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 641,000 persons, or 1.5%, from March 2016 to March 2017. Compared to February 2017, the number of employed persons in March 2017 increased by approximately 42,000, or 0.1%, after adjustment for seasonal fluctuations.

In March 2017, the number of unemployed persons decreased by approximately 218,000, or 11.5%, compared to March 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2017 remained almost unchanged at 1.68 million compared to February 2017.

Sources: Statistisches Bundesamt, March 2017: employment on a solid upward trend, press release of May 2, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_145_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)

Item	January to March 2017	January to March 2016

Trade in goods, including supplementary trade items	66.7	64.1
Services	-3.3	-3.4
Primary income	15.6	16.9
Secondary income	-13.9	-13.4

Current account	65.1	64.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2017: +10.8% on March 2016, press release of May 9, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_149_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fisheries) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fisheries and the upstream and downstream areas;

•	the sale and warehousing of agricultural and food products;

•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;

•	the improvement of infrastructure in predominantly rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank; the “Rentenbank Law”) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “– Relationship with the Federal Government – Understanding with the European Commission”.

In 2009, the Rentenbank Law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “– Relationship with the Federal Government – Institutional Liability (Anstaltslast)”.

Furthermore, the Rentenbank Law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, the Rentenbank Law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly

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guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “– Relationship with the Federal Government – Guarantee of the Federal Republic”. Finally, effective as of November 6, 2015, Section 16 of the Rentenbank Law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über die Kreditwesen; “KWG”) based on the CRD IV Umsetzungsgesetz.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2016, Rentenbank had total consolidated assets of approximately €95.0 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, when we discuss our financial information, we are referring to our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 128.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Law Governing Landwirtschaftliche Rentenbank, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

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Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

The Federal Republic implemented Directive 2014/59/EU of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms through the Statute on Recovery and Resolution of Credit Institutions and Investment Firms (Gesetz zur Sanierung und Abwicklung von Instituten und Finanzgruppen; “SAG”). The SAG contains regulations regarding the restructuring and resolution of institutions. The regulations concerning the participation of holders of relevant capital instruments and creditors in the resolution or recapitalization of an institution (“Bail-in”) is an essential element of the SAG. In principle, all CRR-credit institutions fall within the scope of the Bail-in regulations of the SAG, provided that the continued existence of the respective institution is endangered. However, due to the Anstaltslast and the Guarantee of the Federal Republic, the going concern of Rentenbank and the fulfilment of its obligations are ensured. As a consequence of this liability mechanism, Section 16 para. 1 sentence 1 of Rentenbank’s governing law explicitly states that insolvency proceedings with respect to the Issuer’s assets are inadmissible. According to Section 99(8) of SAG this liability mechanism will not be affected by Bail-in procedures. Therefore, holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will still be able to enforce obligations directly against the Federal Republic.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

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Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Board of Supervisory Directors, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany – Financial Supervision Authority”.

Due to new regulations within the Single Supervisory Mechanism (“SSM”) effective as of November 4, 2014, significant credit institutions are also directly supervised and regulated by the European Central Bank (“ECB”). We are classified as a significant credit institution because of the total value of our assets. The supervision under the SSM comprises the ECB and BaFin as the national competent authority. Under its new role, ECB is responsible for specific regulations such as own funds and risk management rules as stipulated in CRD IV. See also “– Supervision and Regulation – Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, wine growing and horticulture sectors as well as in aquaculture and fisheries. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture and agri-business. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fisheries. This sector includes end-borrowers engaged in all types of agriculture production, forestry, horticulture and fisheries. It also includes end-borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fisheries as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible end-borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.

•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fisheries or the food industry. This moreover includes civic engagement in the production of wind power.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband coverage, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to end-borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of special promotional loans and accounted for 64.0% of our loan portfolio at December 31, 2016. For a further description of our traditional lending activities, see “– Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2016	2015

	(EUR in millions)
Loan commitments(1):	10,619	12,031
Standard promotional loans	2,278	3,192
Special promotional loans	7,687	7,807
Renewals	654	1,032
Securities	2,479	2,604

Total extensions of credit	13,098	14,635

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special promotional loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2016 and 2015.

	At December 31,

	2016	2015

	(EUR in millions)
Special promotional loans	41,621	39,942
Standard promotional loans	23,387	21,896

Total	65,008	61,838

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2016 and 2015.

	At December 31,

	2016	2015

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	34,949	33,262
Medium-term (between one year and five years)	14,770	15,442
Short-term (less than one year)	7,792	6,753
Direct Loans:
Long-term (five years or more)	5,583	4,528
Medium-term (between one year and five years)	1,468	1,374
Short-term (less than one year)	446	479

Total	65,008	61,838

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term standard promotional loans. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2016, totaled €65.0 billion, an increase of 5.2% from €61.8 billion at December 31, 2015. At December 31, 2016, this loan portfolio represented 68.4% of our total assets.

Our special promotional loans accounted for 64.0% of our loan portfolio at the end of 2016 compared with 64.6% of our loan portfolio at the end of 2015. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

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Our standard promotional loans accounted for 36.0% of our loan portfolio at December 31, 2016, compared with 35.4% of our loan portfolio at December 31, 2015. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union and Norway. Landesförderinstitute, federal state development banks established by the different German Federal States (Bundesländer), Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Landesförderinstitute still benefit from institutional liability (Anstaltslast) of the different German Federal States (Bundesländer). Sparkassen and Landesbanken originally benefited from an explicit guarantor liability (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General – Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “– Eligibility of Financial Institutions” below.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “– Credit Analysis”.

At December 31, 2016, approximately 13.8% of our notional loan portfolio amount was unsecured, as compared with 16.9% of our notional loan portfolio at December 31, 2015. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to and buy bonds issued by private and public sector banks located in other European countries as well as in Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we make standard promotional loans to German federal states by purchasing promissory notes (Schuldscheine) or bonds issued by such states.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programs designed to further specific policy goals defined by our Board of Supervisory Directors. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these special promotional loan programs, we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end-borrower.

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Through the following special promotional loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. The structure of the special promotional loan programs allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, aquaculture and fisheries: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for operating resources. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 29.1% of new business in special promotional loans made during the year ended December 31, 2016, were of this type;

•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such, custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 12.0% of new business in special promotional loans made during the year ended December 31, 2016, were of this type;

•	Special promotional loan line for financings in renewable energy: Investments by agricultural or agribusiness enterprises in renewable energy are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. Approximately 24.6% of new business in special promotional loans made during the year ended December 31, 2016, were of this type;

•	Special promotional loan line for financings in rural development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, expansion of broadband infrastructure, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 6.0% of new business in special promotional loans made during the year ended December 31, 2016, were of this type; and

•	Special promotional loans on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “– Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 28.3% of new business in special promotional loans made during

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the year ended December 31, 2016. It is mainly driven by our business with promotional banks of the federal states which is focused on rural development.

Although we review the applications and the eligibility of the end-borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; “RGZS”), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike standard promotional loans, special promotional loans are secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “– Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia. The guidelines for our securitized promotional business portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishingindustry and rural development in Germany, EU countries and Norway, in the context of our securitized promotional business we purchase the debt securities of financial institutions active in these areas. Debt securities issued by banks in Switzerland, Canada and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2016, the securities portfolio accounted for 20.1% of total assets, as compared with 21.2% at December 31, 2015. Of our portfolio of debt securities, at December 31, 2016, 7.7% were issued by public issuers, compared to 6.6% at December 31, 2015.

The following table shows the aggregate carrying amount of our securities portfolio on a consolidated basis at December 31, 2016 and 2015.

Securities Portfolio

	At December 31,

	2016	2015

	(EUR in millions)
From public issuers	1,478	1,300
From other issuers	17,658	18,493

Total securities	19,136	19,793

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Subsidiaries

At December 31, 2016, we hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH ("LRB") and DSV Silo- und Verwaltungsgesellschaft mbH ("DSV").

LRB is a holding company that owns equity interests in DSV. We own 100% of LRB's outstanding capital. At December 31, 2016, LRB had total assets of €122.3 million according to the annual financial statements prepared in accordance with German commercial law. DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main (GIG). LRB owns 100% of DSV's outstanding capital. At December 31, 2016, DSV had total assets of €15.5 million according to the annual financial statements prepared in accordance with German commercial law.

At January 2, 2017, the group´s structure has changed and LRB now owns directly 100% of GIG´s outstanding capital. DSV and GIG now only manage own funds to secure pension payments to former employees.

Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food and Agriculture. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds), the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; “AFP”) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up special promotional loans for agricultural enterprises to provide liquidity. These special promotional loans involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these special promotional loans is included in “– Special promotional loan line for financings in agriculture”. Besides our special promotional loan programs for investments in infrastructure of rural municipalities, we also promote rural development by offering global loans to the promotional banks of the federal states.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by

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participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 15 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registration statement in Japan for secondary offerings (Uridashis), and a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2016, we issued the equivalent of €9.0 billion of Euro Medium-Term Notes, €0.5 billion of AUD-Medium-Term Notes and approximately €2.8 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “– Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our consolidated sources of funds based on the carrying amount during each of the years indicated.

	At December 31,

	2016	2015

	(EUR in millions)
International Loans / Promissory notes	2,435.2	2,764.0
Domestic bonds(1)	4,173.6	4,187.5
International bonds(2)	74,379.8	72,087.2

Total	80,988.6	79,038.7

(1)	Registered bonds (Namensschuldverschreibungen) issued in the domestic market
(2)	Bearer bonds (Inhaberschuldverschreibungen) and registered bonds issued and sold pursuant to the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium Term Note Program as well as registered bonds issued and sold under the shelf registration statement filed with the SEC

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “– Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 82.0% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury division has responsibility for our market price and liquidity risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 40 basis points upward shift of the yield curve. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with Eurex Clearing AG and with German Central Bank (Deutsche Bundesbank). The Financial Institutions division applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “– Standard Promotional Loans”.

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We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2016, a notional amount of €0.0 billion of liabilities to banks, €0.2 billion of liabilities to customers, €51.7 billion of securitized liabilities and €0.4 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2016, a notional amount of €0.0 billion of loans and advances to banks and €4.6 billion of financial investments were denominated in a currency other than euro. Those assets were either funded in the respective currency or hedged through a foreign currency swap.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the German Central Bank (Deutsche Bundesbank).

Our cash reserves consist of cash in hand and the balance of our central clearing account with the German Central Bank (Deutsche Bundesbank) which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial

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contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

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CAPITALIZATION

The following table shows Rentenbank’s consolidated capitalization based on the carrying amount as of December 31, 2016. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2016

(EUR in millions)(1)

Long-term debt from:
Banks	1,870
Other lenders	3,957

Total long-term borrowings	5,827

Bonds	54,480

Total long-term debt	60,307

Subordinated liabilities	704

Total subordinated liabilities	704

Equity:
Subscribed capital	135
Reserves(2)	3,479
Revaluation Reserve	66

Total equity	3,680

Total capitalization	64,691

(1)	On May 12, 2017, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.0926.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2016, Rentenbank’s Total Capital Ratio amounted to 25.7% and the Core Capital (or Tier I) ratio amounted to 23.2%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation – Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Board of Supervisory Directors (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Board of Supervisory Directors named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Board of Supervisory Directors on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Board of Supervisory Directors, the Board of Managing Directors is required to report quarterly to the risk committee (Risikoausschuss) of the Board of Supervisory Directors regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Board of Supervisory Directors by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Volksw. Dr. Horst Reinhardt (Speaker) Dipl.-Kfm. Hans Bernhardt

Dr. Horst Reinhardt’s areas of responsibility in the Board of Managing Directors are in respect of Promotional Business, Treasury, Legal & Human Resources, as well as Public Relations and Economics. Hans Bernhardt’s areas of responsibility in the Board of Managing Directors are in respect of Financial Institutions, Credit Protection & Participations, Finance, IT Organization, Operations Financial Markets and Facility Management.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Board of Supervisory Directors

The Board of Supervisory Directors supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Board of Supervisory Directors approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Board of Supervisory Directors adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Board of Supervisory Directors: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the administrative committee of the Board of Supervisory Directors (Verwaltungsausschuss), and the issuance of pension guidelines. The Board of Supervisory Directors must meet at least semi-annually.

The Board of Supervisory Directors may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Board of Supervisory Directors to form an administrative committee concerned with legal and administrative matters, a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Board of Supervisory Directors has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Board of Supervisory Directors represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher

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Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German federal states (Bundesländer), one member each represents the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Board of Supervisory Directors:

Chairman:	Joachim Rukwied, President of the German Farmers’ Association (DBV), Berlin

Deputy Chairman:	Christian Schmidt, Member of the German Bundestag, Federal Minister of Food and Agriculture, Berlin

Representatives of the German Farmers’ Association (DBV):	Udo Folgart, Honorary President of the Farmers’ Association of Brandenburg, Teltow/Ruhlsdorf

Werner Hilse, President of the Farmers’ Association of Lower Saxony, Hanover

Bernhard Krüsken, Secretary-General of the German Farmers’ Association, Berlin

Brigitte Scherb, President of the German Rural Women’s Association, Berlin

Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein, Rendsburg

Representative of the Raiffeisen Association:	Manfred Nüssel, President of the German Raiffeisen Association, Berlin

Representative of the Food Industry:	Dr. Werner Hildenbrand, Deputy Chairman of the Federation of German Food and Drink Industries (BVE), Berlin
State Ministers of Agriculture (or their permanent official representatives:(1))

Baden-Württemberg:	Peter Hauk, Minister of Rural Affairs and Consumer Protection, Stuttgart

Hamburg:	Dr. Rolf Bösinger State Council for Economy, Transport and Innovation, Hamburg

Thüringen:	Birgit Keller, Minister of Infrastructure and Agriculture, Erfurt

Representative of the Trade Unions:	Harald Schaum, Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU), Frankfurt am Main

Representative of the Federal Ministry of Food and Agriculture:	Dr. Hermann Onko Aeikens State Secretary, Berlin

Representative of the Federal Ministry of Finance:	Dr. Marcus Pleyer, Head of Directorate, Berlin

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Representatives of banks or other lending experts:	Dr. Birgit Roos Chairwoman of the Board of Managing Directors of Sparkasse Krefeld, Krefeld

Michael Reuther, Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dr. Caroline Toffel, Member of the Board of Managing Directors of Kieler Volksbank eG, Kiel

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Board of Supervisory Directors.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Supervisory Directors to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Board of Supervisory Directors on resolutions adopted by the Board of Supervisory Directors. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Board of Supervisory Directors approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Board of Supervisory Directors, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (“PCGC”), as of June 30, 2009), as promulgated by the German federal government, by resolution of the Board of Supervisory Directors dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2016, we had 284 employees (student apprentices included). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we do not differ any longer between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 138 employees, or 48.59% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General – Relationship with the Federal Government – Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Board of Supervisory Directors. The Minister of Food and Agriculture is deputy chairman of and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Board of Supervisory Directors.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Ralf Walkenhauer and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and the Capital Requirement Regulation (“CRR”) and are supervised and regulated by the ECB, the BaFin and the German Central Bank (Deutsche Bundesbank).

In 2010, the central bank governors and heads of financial authorities in 27 countries presented stringent new proposals for the contents of the new international regulations for the banking system, Basel III, requiring larger and higher-quality capital bases among banks and introducing a global framework for the assessment of liquidity risks. Basel III has been implemented in the European Economic Area through the Capital Requirement Directive (“CRD IV”), which has been implemented in German law by the CDR IV Umsetzungsgesetz, and the CRR which is directly applicable in each Member State of the European Economic Area. CRD IV/CRR came into force on January 1, 2014.

Since November 4, 2014, Rentenbank is subject to direct supervision by the ECB. ECB supervises all institutions that are classified as significant as the primary supervisor with the assistance of the national competent authorities of EU member states that decided to participate in the SSM. The SSM officially entered into operation in November 2014 and is one of the elements of the so-called Banking Union.

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The ECB is responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions where such changes must be notified, in each case regardless of whether an institution is significant or not. With respect to credit institutions classified as significant, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as those regarding compliance with regulatory requirements set forth in CRR/CRD IV concerning own funds, securitization, large exposure limits, liquidity, leverage, governance and risk management requirements. The ECB carries out its supervisory functions through a “Joint Supervisory Team”. The team is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the German Central Bank (Deutsche Bundesbank).

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin continues to be our supervisor for regulatory matters with respect to which we are not supervised by the ECB. These include among others the rules on business conduct in the securities markets and the regulation of anti money laundering, terrorist financing and payment services. Generally, the BaFin also continues to supervise us with respect to those requirements under the German Banking Act that are not based upon European law, although the scope of such supervision with respect to regulatory requirements in addition to those that must be implemented under European law is not entirely clear.

The German Central Bank (Deutsche Bundesbank) supports the BaFin and the ECB and closely cooperates with them. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The ECB, the BaFin and the German Central Bank (Deutsche Bundesbank) receive comprehensive information from us in order to monitor our compliance with applicable legal requirements and to obtain information on our financial condition.

The ECB and the BaFin have extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

German Banking Act and CRR

The German Banking Act and the CRR contain the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks.

Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom.

Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Banking Authority (“EBA”) and adopted by the European Commission. Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the German Banking Act and other German laws.

Capital Adequacy Requirements

The CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is “Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.125%, although regulators may require an earlier conversion, for example for stress-testing purposes. Common Equity Tier 1

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capital and Additional Tier 1 capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. Pursuant to the CRR, hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 cease to qualify as such and will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds under the CRR. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

Capital adequacy requirements under CRR are gradually phased-in. The phase-out period for instruments which no longer meet the requirements under CRD IV/CRR started in 2014 and lasts until December 31, 2021. As of January 1, 2018, CRD IV/CRR provisions on deductions from an institution’s own funds fully apply. In addition to the aforementioned capital adequacy requirements, banking institutions must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of Common Equity Tier 1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary BaFin and ECB can set a rate of more than 2.5%) consisting of Common Equity Tier 1 capital. Moreover, BaFin and ECB may require all institutions or certain types or groups of institutions to maintain a system risk buffer consisting of Common Equity Tier 1 capital for exposures located in Germany, a European Economic Area (“EEA”) state or a non-EEA state which will be at least 1% of the risk-weighted exposure value. As for additional capital buffers, the phase-in started on January 1, 2015. Full compliance with additional capital buffers under CRD IV is required as of January 1, 2019.

Certain factors, such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies, have been recognized by the CRR as reducing the relevant risk items.

Under the German Banking Act’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules and the limitation of large exposures must be met each group of institutions as a whole. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity and the subsidiaries of the parent undertaking which are consolidated in the group under the CRR.

The Basel III framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report and publish their leverage ratios for a future assessment and calibration of the leverage ratio. A delegated act with regard to the leverage ratio has been adopted by the European Commission on October 10, 2014. It is expected that banks will be required to fully comply with the leverage ratio starting in 2018.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks must regularly report the composition of the liquid assets in their liquidity buffer to their competent authorities. The liquidity coverage requirement will gradually be phased in through January 1, 2018, beginning with a minimum required level of liquidity of 60% in 2015, which will subsequently be increased to 70% in 2016, 80% in 2017 and 100% in 2018. Details on the liquidity coverage requirement have been set forth by the European Commission in implementing legislation, which will come into force on October 1, 2015. The ECB will be granted the authority to supervise our compliance with the liquidity coverage requirement under the CRR.

In addition, Basel III contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. In October 2014, the Basel Committee on Banking Supervision published a revised proposal for the NSFR pursuant to which the NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The NSFR is expected to become a minimum standard for

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banks by January 1, 2018. Since the proposal has not yet been implemented into binding European law, the European Commission still needs to decide whether and how to introduce the NSFR into European law.

National liquidity requirements under the German Banking Act and the German Liquidity Regulation (Liquiditätsverordnung) will continue to be applicable to us until the full introduction of the liquidity coverage requirement at the European level on January 1, 2018. Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.The Liquidity Regulation provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the German Central Bank (Deutsche Bundesbank), which then transmits them to ECB.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. Under the CRR, Rentenbank’s large exposure (Großkredite) to a single borrower or a group of connected clients that equal or exceed 10% of our Tier 1 capital and permissible Tier 2 capital (“Eligible Capital”) are subject to a number of restrictions such as reporting requirements. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Eligible Capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Board of Supervisory Directors with the consent of the Supervising Authorities. BaFin and German Central Bank (Deutsche Bundesbank) must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin and the German Central Bank (Deutsche Bundesbank), of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Board of Supervisory Directors, BaFin and the German Central Bank (Deutsche Bundesbank). The contents of the report are prescribed in a regulation issued by BaFin.

Reporting Requirements and Investigations

The ECB and the BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, the ECB may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR/CRD IV. BaFin may decide to audit our compliance with requirements with respect to which the BaFin supervises us, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing.

To enable the ECB and BaFin, as the case may be, to monitor compliance with the German Banking Act, CRR and other applicable legal requirements and to obtain information on the financial condition of the German banks, the banks have to file routine, periodic reports.

In particular, each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules and quarterly statements regarding loans of €1.0 million or more,

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including syndicated loans exceeding this amount regardless of the reporting bank’s share. This threshold was reduced from €1.5 million to €1 million as of January 1, 2015. In addition, among others, quarterly and annual information in relation to the capital adequacy principles and risk reports must be filed with the German Central Bank (Deutsche Bundesbank) which passes the information on to ECB.

To secure compliance with applicable bank supervisory laws, the ECB and BaFin may require further information and documents from a bank. ECB and BaFin may also conduct investigations, including on-site inspections, of a bank without having to give any particular reason. In addition, the ECB and BaFin may attend meetings of Rentenbank’s Board of Supervisory Directors and may require such meetings to be convened.

ECB/BaFin Supervisory and Enforcement Power

In the event that ECB and BaFin, respectively, discover irregularities, the respective authority has a wide range of enforcement powers.

The ECB may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board members from office or prohibit them from exercising their current managerial capacities.

To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license. Furthermore, the ECB has the power to impose severe administrative penalties in case of breaches of directly applicable EU laws, such as the CRR, or of applicable ECB regulations and decisions. Penalties imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10% of the total annual turnover of the relevant entity in the preceding business year. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.

The BaFin also retains a wide range of enforcement powers. As discussed above, it may take action if instructed by the ECB in connection with supervisory tasks granted to the ECB. With respect to supervisory tasks not granted to the ECB, BaFin may still take, as in the past, action upon its own initiative. In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank, to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to such bank.

The BaFin may also impose administrative pecuniary penalties under the German Banking Act and other German laws. Penalties under the German Banking Act may generally be up to € 5 million. If the economic benefit derived from the offense is higher, the BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Violations of the German Banking Act may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

As of November 4, 2014, significant credit institutions are supervised and regulated directly by ECB within the framework of the SSM. As discussed, Rentenbank is classified as a significant credit institution because of the total value of its assets.

As of October 1, 2015, the CRR introduced new provisions on liquidity requirements, which replace the liquidity rules as set out in the German Banking Act and the Liquidity Regulation. The essential element is a liquidity coverage requirement (“LCR”) based on a short-term stress scenario. It aims to enable banks to withstand a liquidity stress scenario in the short term (i.e., over a horizon of 30 calendar days) independently of new borrowing in the capital markets and central bank support.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“KPMG”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of KPMG for the year ended December 31, 2016, dated March 17, 2017, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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Combined Management Report

Introduction

The combined management report consists of the voluntary1 group management report of Landwirtschaftliche Rentenbank (Group in accordance with IFRS) and the management report of Landwirtschaftliche Rentenbank (Rentenbank in accordance with HGB). As the parent company of the Rentenbank Group, Rentenbank has combined the management report pursuant to Section 298 of the German Commercial Code (Handelsgesetzbuch – HGB) in accordance with Section 315 (1) in conjunction with Section 298 (2) HGB with the voluntary group management report. The provisions set out in Section 315a (1) in conjunction with Section 315 HGB were applied in full. This combined management report includes disclosures in accordance with IFRS 7.

The difference between the Group and Rentenbank is negligible, given the minor significance of the consolidated subsidiaries LR Beteiligungsgesellschaft mbH (LRB), Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt am Main. Therefore, the information provided in the combined management report generally applies to both the Group and Rentenbank. In the section on results of operations, financial position and net assets, the disclosures required under HGB relating specifically to Rentenbank are included at the end of the respective sections.

The Declaration of Conformity with the German Public Corporate Governance Code by the Board of Managing Directors and the Board of Supervisory Directors is publicly available on Rentenbank’s website.

General information on the Group

Group structure

Rentenbank is a public law institution, with its registered office in Frankfurt am Main. It has no branch offices.

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The Group comprises Rentenbank and three subsidiaries: LR Beteiligungsgesellschaft mbH (LRB), DSV Silo- und Verwaltungsgesellschaft mbH (DSV), and Getreide-Import Gesellschaft mbH (GIG). The business activities of subsidiaries are strictly limited. Rentenbank has issued a comfort letter to LRB. The subsidiaries are funded exclusively by the Group.

Promotional mandate

According to Rentenbank’s Governing Law, Rentenbank has a mandate to promote agriculture and rural areas. The Group’s business activities are aligned with this promotional mandate. Rentenbank’s Governing Law and its statutes primarily define the framework for the Group’s risk structure.

As a promotional bank for agribusiness and rural areas, Rentenbank provides funds for a variety of agriculture-related investments. In accordance with its competitive neutrality, Rentenbank extends special promotional loans for projects in Germany via local banks (on-lending procedure). The range of products is geared towards enterprises operating in agriculture, forestry, viticulture, and horticulture, as well as in aquaculture, including fisheries. Rentenbank also provides funds for projects in the food industry as well as in the agricultural upstream and downstream sectors. We also finance investments in renewable energy and rural infrastructure.

Management system

Rentenbank’s business strategy focuses on achieving the following objectives:

1	Taking into account the exemption as set out in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare a group management report in accordance with the German Commercial Code. Consequently, pursuant to Section 315a HGB, Rentenbank is not required to prepare a group management report in accordance with IFRS. Therefore, the group management report of Rentenbank is prepared on a voluntary basis.

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•	Implementing the promotional mandate in the best possible way and continually developing the promotional business,

•	Providing promotional benefit from own funds,

•	Generating an adequate operating profit based on a prudent risk policy.

The three objectives are integrated into business operations using key performance indicators. The indicators are defined in more detail in this section. The section on outlook and opportunities and the section on the results of operations provide information on targets and target achievement. The bank’s low risk tolerance is reflected in the risk appetite framework and the associated conservative limits which are described in the risk report.

Segments

The strategic objectives are presented in separate segments. The segments break down as follows:

•	Promotional Business

•	Capital Investment

•	Treasury Management

The Promotional Business segment comprises the promotional lending business, the securitized promotional business as well as the long-term funding of the Group. As part of its promotional lending business, Rentenbank grants special promotional loans and standard promotional loans (e.g. in the form of promissory notes). The counterparties in the promotional business are almost exclusively banks and public sector institutions. The securitized promotional business comprises investments in securities with the aim of ensuring Rentenbank’s liquidity and generating income. The latter enables the bank to deliver promotional performance, to cover administrative expenses, and to strengthen its capital base. The Group does not hold securities or receivables with structured credit risks, such as ABSs (asset-backed securities) or CDOs (collateralized debt obligations).

The Capital Investment segment includes the investments of equity reported in the balance sheet and the investments of non-current provisions. The investments are made primarily in securities and promissory notes as well as in registered debt securities issued by banks and public sector institutions.

Short-term liquidity and short-term interest rate risk are managed in the Treasury Management segment.

Key performance indicators

Financial key performance indicators are the key metrics used to measure the achievement of the strategic objectives within the internal management system. In addition, non-financial key performance indicators complement this management system.

The financial key performance indicators reflect operating activities based on financial reporting under HGB. The financial key performance indicators include:

•	Operating profit before provision for loan losses and valuation

The business activities of Rentenbank are not primarily aimed at generating profits, but are guided by business principles. This involves operating with sufficient profitability to ensure the Group’s long-term ability to carry out promotional tasks. In light of increasing regulatory requirements, the operating profit is used to strengthen the bank’s capital base through the retention of profits. Profitability and stable earnings are also a prerequisite for performing promotional activities without having to rely on government subsidies. To this end, Rentenbank uses its high credit quality as a public law institution, combined with its capital market strategy, to borrow funds at favorable rates. In addition, the promotional activities benefit from income generated from the securitized promotional business and standard promotional business as well as from highly cost-efficient processes within the Group.

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•	Cost-income ratio

The cost-income ratio is a key performance indicator that measures the efficient use of Rentenbank’s resources. This performance indicator is influenced by changes in both expenses (numerator) and income (denominator). Therefore, the indicator is, by definition, sensitive to short-term fluctuations in income. The cost-income ratio is monitored on an ongoing basis over a longer period of time and adjusted for changes in expenses on the basis of regular analyses.

•	Promotional performance

Promotional performance is a key performance indicator reflecting the total quantitative promotional benefit provided within one fiscal year. It includes income used for granting special promotional loans at reduced interest rates. It also comprises the distributable profit and other promotional measures, such as donations to Rehwinkel Foundation or funds provided by Rentenbank as grants for the Research on Agricultural Innovation program.

The three financial key performance indicators and their main components are determined as part of monthly reporting and are compared with target values. They are also included as separate figures in the multi-year plans.

Non-financial key performance indicators comprise corporate citizenship, responsibility towards employees, and compliance with legal and regulatory requirements. These are managed primarily on a qualitative basis within the context of the business strategy.

Further information on the financial key performance indicators is included in the sections on Rentenbank’s results of operations, financial position, and net assets as well as in the section on outlook and opportunities. The non-financial key performance indicators are described in more detail in the corresponding section.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

While the US Federal Reserve (Fed) once again slightly reversed its accommodative monetary policy in late 2016, the European Central Bank (ECB) continued to ease its monetary policy in the course of 2016. Accordingly, the international monetary and interest rate policy as a whole remained highly expansionary.

In March, the ECB expanded its monthly purchases under the asset purchase program from EUR 20 billion to EUR 80 billion. It cut the interest rate on the deposit facility from -0.30% to -0.40%, while the interest rate on the main refinancing operations was decreased from 0.05% to 0.0%. In December, the ECB announced that it would continue its purchases at the current monthly pace until the end of March 2017 and then reduce the monthly volume to EUR 60 billion until the end of December 2017, or beyond, if necessary.

In contrast to the ECB, the Fed continued to tighten its monetary policy slightly. In December, it raised the federal funds rate to a target range of 0.50% and 0.75%.

Diverging monetary policy on both sides of the Atlantic as well as the expectation of higher economic growth in the United States, driven by fiscal policy following the election of Donald Trump as US President, resulted in a further depreciation of the euro against the US dollar towards the year-end. At the end of 2016, the ECB set the reference rate for the USD/EUR exchange rate at 1.05, which was around 3% lower than the rate of 1.09 at year-end 2015.

Movements in long-term interest rates

The yields on Germany’s 10-year government bonds closed the year 2016 at 0.19%, below the level at year-end 2015 (0.64%). However, there were strong fluctuations between those dates. Due to the ECB’s expanded asset purchase program, long-term yields declined almost continuously in the first half of the year. As a result of the uncertainty surrounding the outcome of the Brexit vote, the 10-year German Bund yield fell into negative territory for a short period for the first time in mid-June. After the announcement of the EU referendum

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result on June 24, yields dropped below zero once again, sinking to a record low of -0.20% on July 6. However, against a backdrop of slightly rising inflation rates and expected further price increases driven by base effects from changes in oil prices, yields recovered as from October. This was supported by the Fed’s somewhat tighter monetary policy and the discussion about a possible gradual wind-down of the ECB’s asset purchase program.

Development of the German agricultural sector

The demand for Rentenbank’s promotional loans is largely driven by investment activity in German agribusiness. Due to the persistently declining agricultural commodity prices, economic sentiment in the agricultural sector has deteriorated since mid-2014. This dampened investment activity, resulting in a lower volume of investments in dairy cattle barns and pigsties in particular. Producer prices started to recover partially in the second half of 2016, indicating a turnaround.

Business development

The effects of the adverse market conditions in agriculture were particularly pronounced in the Agriculture promotional line. The challenging economic situation led some agricultural enterprises to cancel investments or to postpone them to future business years. Initially, low producer prices left many agricultural businesses struggling with liquidity constraints before taking an upward turn in the second half of 2016. Consequently, demand for liquidity assistance loans declined in the course of the year.

The weaker demand for new loans in the Agriculture promotional line was largely offset by buoyant demand in other promotional lines. New business was up in the Agribusiness, Rural Development, and Renewable Energy promotional lines.

The investment momentum in the Renewable Energy promotional line depends largely on the German Renewable Energy Sources Act (EEG). The demand for loans for photovoltaic installations stabilized at a subdued level in the fiscal year 2016. Prior to the entry into force of the revised EEG on January 1, 2017, the focus was on wind turbine financing. Slowing demand for loans in the agricultural sector was largely offset by the strong growth in wind energy financing.

Overall, the demand for special promotional loans decreased only marginally. The notional amounts of new promotional business are as follows:

	2016		2015

	€ billion	%	€ billion	%
Special promotional loans	7.7	61.6	7.8	57.4
Securitized promotional business	2.5	20.0	3.2	23.5
Standard promotional loans	2.3	18.4	2.6	19.1

Total	12.5	100.0	13.6	100.0

In the year under review, new promotional business totaled EUR 12.5 billion (2015: EUR 13.6 billion). It was thus slightly down year-on-year (the amounts in brackets correspond to the amounts as of December 31, 2015), but significantly above plan (EUR 10.5 billion).

Rentenbank raised the necessary funds again at favorable terms as financial investors preferred safe investments. In the reporting year, Rentenbank raised a total of EUR 12.7 billion (2015: EUR 13.0 billion) in funding in the domestic and international capital markets. Thus, the funding volume in 2016 was higher than initially planned. The following instruments were used for debt issuance in the capital markets:

	2016		2015

	€ billion	%	€ billion	%
Euro Medium Term Notes (EMTN)	9.0	70.9	7.3	56.1
Global bonds	2.8	22.0	3.0	23.1
AUD Medium Term Notes (MTN)	0.5	3.9	2.2	16.9
International loans/promissory notes	0.0	0.0	0.4	3.1
Domestic capital market instruments	0.4	3.2	0.1	0.8

Total	12.7	100.0	13.0	100.0

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Results of operations, financial position and net assets

Results of operations

Group’s results of operations

		Jan. 1 to Dec. 31, 2016 € million	Jan. 1 to Dec. 31, 2015 € million	Change in € million

1)	Income statement
	Net interest income before allowance for credit losses/promotional contribution	333.4	331.0	2.4
	Allowance for credit losses/promotional contribution	20.6	18.6	2.0
	Administrative expenses	67.3	65.0	2.3
	Net other income/expenses	-6.4	-9.2	2.8

	Operating profit	239.1	238.2	0.9
	Net gains/losses from fair value and hedge accounting	-235.0	204.9	-439.9

	Group’s net income	4.1	443.1	-439.0
2)	Other comprehensive income
	Net gains/losses on available-for-sale instruments	11.4	-56.5	67.9
	Actuarial gains/losses on pension obligations	-7.6	5.7	-13.3

3)	Group’s total comprehensive income	7.9	392.3	-384.4

Operating profit

The operating profit for the fiscal year 2016 amounted to EUR 239.1 million, slightly exceeding the prior-year figure of EUR 238.2 million. The increased expenses for the allowance for credit losses/promotional contribution, as well as the higher administrative expenses were more than offset by the increase in net interest income and the improvement in net other income/expenses.

The operating profit did not decline by 25% as planned, which was due to two factors. Firstly, overall margins in the Promotional Business and Treasury Management segments were considerably higher compared to the forecast and the corresponding projected figures. Secondly, the increase in administrative expenses was significantly lower than anticipated. These factors are explained in more detail below.

Interest income, including income from participations, amounted to EUR 3,567.3 million (2015: EUR 3,734.4 million). After deducting interest expenses of EUR 3,233.9 million (2015: EUR 3,403.4 million), net interest income amounted to EUR 333.4 million (2015: EUR 331.0 million). This unexpected increase is primarily attributable to higher margins in the Treasury Management segment, which were significantly above target. For further details, please refer to the section on the operating profit by segment.

Expenses for the allowance for credit losses/promotional contribution rose by EUR 2.0 million or 10.8% to EUR 20.6 million. This was mainly due to an increase in the promotional contribution by EUR 4.3 million to EUR 19.1 million (2015: EUR 14.8 million). It was offset by a decline in expenses for the allowance for credit losses by EUR 2.3 million compared with the prior year.

The promotional contribution comprises the interest rate reduction for the special promotional loans granted by Rentenbank. A promotional expense is recognized when it is incurred, which is then amortized through profit or loss over the remaining time to maturity. The expense for the additions to the promotional contribution climbed by EUR 7.2 million to EUR 89.3 million (2015: EUR 82.1 million), while income from the utilization of the promotional contribution rose by EUR 2.9 million to EUR 70.2 million (2015: EUR 67.3 million).

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since the Group generally extends loans to other banks, credit risks are identified in a timely

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manner. Based on a model of expected credit losses, a portfolio valuation allowance is recognized for loans and advances as well as for securities measured at (amortized) cost to account for any residual risk of not having identified losses already incurred. In the current fiscal year, the specific valuation allowance of EUR 2.2 million recognized in the previous year was reversed since the impaired exposure reached maturity and was fully repaid. This resulted in income of EUR 2.2 million. The expenses for the portfolio valuation allowance rose by EUR 2.1 compared to 2015, amounting to EUR 3.7 million in the fiscal year 2016 (2015: EUR 1.6 million).

Administrative expenses rose by 3.5% to EUR 67.3 million in the fiscal year 2016 (2015: EUR 65.0 million). Of this amount, personnel expenses accounted for EUR 34.5 million (2015: EUR 33.8 million), an increase of EUR 0.7 million compared to 2015.

Amortization of intangible assets and depreciation of property and equipment and investment property increased to EUR 7.0 million (2015: EUR 6.2 million). This was mainly due to the amortization of expenses for projects related to the implementation of new IT systems that had been capitalized previously.

Other administrative expenses rose by EUR 0.8 million or 3.2% to EUR 25.8 million (2015: EUR 25.0 million). This was mainly attributable to expenses for audits and contributions that increased by EUR 0.7 million to EUR 4.2 million (2015: EUR 3.5 million).

Net other income/expenses improved by EUR 2.8 million or 30.4% to EUR -6.4 million (2015: EUR -9.2 million). This was positively affected by the fact that the effects from the capital increase of Rehwinkel Foundation, which had reduced profit, no longer applied. Lower tax expenses also had a favorable impact.

Operating profit by segment

	Promotional Business		Capital Investment		Treasury Management		Total

Jan. 1	2016	2015	2016	2015	2016	2015	2016	2015
to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	172.8	190.5	118.8	116.7	41.8	23.8	333.4	331.0
Allowance for credit losses/promotional contribution	20.6	18.6	0.0	0.0	0.0	0.0	20.6	18.6
Administrative expenses	51.5	49.1	9.8	9.4	6.0	6.5	67.3	65.0
Net other income/expense	-5.3	-9.0	-1.0	0.0	-0.1	-0.2	-6.4	-9.2

Operating profit	95.4	113.8	108.0	107.3	35.7	17.1	239.1	238.2

The operating profit of the Promotional Business segment decreased in line with expectations, amounting to EUR 95.4 million (2015: EUR 113.8 million). Due to the high volume of new commitments in the Promotional Business, which was particularly pronounced during the first months of 2016, the income-relevant average portfolio balance was increased compared to planning. In addition, the overall new business margin generated was well above our initial projections. In the Promotional Business segment, net interest income before the allowance for credit losses/promotional contribution declined less than expected and amounted to EUR 172.8 million (2015: EUR 190.5 million). The prior year’s figure included the DZ BANK dividend of EUR 6.1 million. As from 2016, the dividend is reported in the Capital Investment segment due to the intragroup reclassification. The continued high demand for our special promotional loans led to higher expenses for the interest rate reduction. Therefore, the allowance for credit losses/promotional contribution increased to EUR 20.6 million (2015: EUR 18.6 million). Administrative expenses in the Promotional Business segment, including depreciation and amortization, rose by EUR 2.4 million to EUR 51.5 million.

Interest income from the Capital Investment segment rose as expected to EUR 118.8 million, representing a year-on-year increase of EUR 2.1 million. However, the low interest environment led to low returns on new investments, which had a negative impact compared with higher-yielding maturing assets. This effect was nonetheless more than offset by the higher portfolio volume from the retention of profits as well as by the first-time recognition of the DZ BANK dividend in this segment (previously recognized in the Promotional

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Business segment), resulting in a slight increase in the segment’s total interest income. Overall, the segment’s operating profit rose marginally to EUR 108.0 million (2015: EUR 107.3 million).

In the year under review, net interest income in the Treasury Management segment was characterized by a continued increase in margins due to low short-term funding costs. Thus, it was well above the planned target. The segment’s operating profit rose significantly to EUR 35.7 million (2015: EUR 17.1 million).

Net gains/losses from fair value and hedge accounting

All derivatives and certain non-derivative financial instruments are measured at fair value. Changes in fair value are recorded as unrealized gains or losses in net gains/losses from fair value and hedge accounting. Any gains or losses realized from a premature sale or repurchase of financial instruments measured at fair value are also reported in net gains/losses from fair value and hedge accounting.

For hedged items in a hedging relationship, only fair value changes attributable to changes in the deposit/swap curve (changes in the hedged risk) are taken into account. With respect to the remaining financial instruments measured at fair value, changes in all market parameters, such as credit spreads, are included in their measurement.

Changes in interest rates and exchange rates do not have significant measurement effects due to maturity-matched refinancing and hedging through derivatives.

Net gains/losses from fair value and hedge accounting fell significantly to EUR -235.0 million (2015: measurement gains of EUR 204.9 million). They are largely dominated by measurement losses from the decline in credit spreads for own issues. Net gains/losses from fair value and hedge accounting also include a realized gain of EUR 5.0 million from the repurchase of an own issue.

Rentenbank is a non-trading book institution and follows a buy-and-hold strategy. Therefore, measurement gains or losses are only of a temporary nature if no counterparty default occurs. The accumulated net measurement gains/losses are reduced to zero at the latest when the relevant transactions become due. Irrespective of this, the net measurement gains/losses reported in the consolidated statement of comprehensive income pursuant to IFRS are the basis for calculating regulatory capital and the risk-bearing capacity. In the case of regulatory own funds, prudential filters are applied to offset the net measurement gains/losses on own issues.

Group’s net income

Taking into account the net losses from fair value and hedge accounting of EUR 235.0 million (2015: measurement gains of EUR 204.9 million), the Group’s net income declined by EUR 439.0 million to EUR 4.1 million (2015: EUR 443.1 million).

Other comprehensive income

Other comprehensive income reflects changes in the revaluation reserve. It includes net gains and losses from the measurement of available-for-sale securities and the actuarial gains and losses from the measurement of pension provisions.

The fair value changes largely attributable to changes in credit spreads related to the securities in the available-for-sale category are recognized in other comprehensive income. As part of hedge accounting, the changes in the fair value of these securities attributable to fluctuations in the deposit/swap curve are reported in net gains/losses from fair value and hedge accounting.

The credit spreads for securities decreased compared with the prior year. The resulting increase in market values led to measurement gains of EUR 11.4 million (2015: measurement losses of EUR 56.4 million).

Actuarial gains and losses from the measurement of pension obligations are caused by differences between the expected and actual actuarial assumptions of the prior period and by changes in expectations of future events. In the fiscal year 2016, actuarial losses reported in the financial statements amounted to EUR 7.6 million (2015: gains of EUR 5.7 million). These losses are mainly based on a lower discount rate, which in turn led to higher pension provisions.

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Group’s total comprehensive income

The Group’s total comprehensive income for the period ending December 31, 2016 amounted to EUR 7.9 million (2015: EUR 392.3 million), representing a sharp decline of EUR 384.4 million compared with the prior year. This is mainly attributable to the decrease of EUR 439.9 million in net gains/losses from fair value and hedge accounting.

Reconciliation to distributable profit

Pursuant to Rentenbank’s Governing Law, net income reported under HGB is transferred to a guarantee reserve and a principal reserve, while the remaining amount is distributed. The amount of the distribution is shown as distributable profit. These items are shown as equity components under IFRS for information purposes. The remaining difference to the Group’s net income is transferred to or withdrawn from retained earnings.

In accordance with Section 2 (3) sentence 2 of Rentenbank’s Governing Law, the guarantee reserve may not exceed 5% of the notional amount of the covered bonds outstanding at any given time. As the volume of covered bonds declined, an amount of EUR 21.6 million (2015: EUR 23.1 million) was withdrawn from the guarantee reserve and transferred to the principal reserve.

By analogy with the annual financial statements prepared under HGB, Rentenbank plans to withdraw an additional amount of EUR 54.9 million from retained earnings, subject to approval by the relevant corporate bodies. Of this amount, EUR 44.2 million will be transferred to the principal reserve. The Group’s distributable profit remaining after the allocation to reserves amounts to EUR 14.8 million (2015: EUR 14.3 million).

Results of operations of Rentenbank

The results of operations in accordance with the annual financial statements prepared under HGB, as presented in the following table, were satisfactory:

	Jan. 1 to Dec. 31, 2016 € million	Jan. 1 to Dec. 31, 2015 € million	Change in € million

Net interest income 1)	318.7	311.9	6.8
of which expenses for interest rate reduction for special promotional loans	82.9	77.2	5.7
Special payout LRB	0.0	49.8	-49.8
Net fee and commission income	-2.1	-2.2	0.1
Administrative expenses	61.1	59.8	1.3
Other operating income/expenses	-0.1	-16.4	16.3
Income taxes	1.0	0.0	1.0
Operating profit before provision for loan losses 2)	254.4	233.5	20.9

Operating profit before provision for loan losses and valuation	254.4	283.3	-28.9

Provision for loan losses and measurement	195.4	226.3	-30.9

Net income	59.0	57.0	2.0

1)	Net interest income, including income from participations
2)	Prior year’s figure adjusted for special payout LRB

The operating profit before provision for loan losses and valuation (HGB) increased by 9% year-on-year to EUR 254.4 million (2015: EUR 233.5 million). The prior-year figure was adjusted for the one-off effect due to the special payout from the subsidiary LRB in the amount of EUR 49.8 million, which was recognized in the income statement.

Contrary to our initial expectation of a declining trend, the operating profit showed a marked improvement due to the strong increase in net interest income in the Treasury Management segment, and as a result of the extraordinary effects reflected in other operating income/expenses. Other operating

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income/expenses improved substantially from EUR -16.4 million in the previous year to EUR -0.1 million. Other operating income increased by approximately EUR 5 million due to additional income from the repurchase of an own issue upon the request of an investor. Moreover, other operating expenses declined by approximately EUR 10 million as a result of the change in the discount rate used for pension provisions under HGB, which was resolved by the legislator.

However, in contrast to the operating profit under HGB, the extraordinary effects described above did not have an impact on the operating profit under IFRS, nor did the first-time receipt of the DZ BANK dividend in the operating profit under HGB have an impact on the consolidated profit under IFRS. Therefore, the overall increase in the operating profit under HGB was substantially above the increase in the operating profit under IFRS.

Otherwise, the development of the operating profit before provision for loan losses and valuation (HGB) in structural terms corresponds to the development of the operating profit under IFRS, except for the recognition and reversal of specific and general valuation allowances. Therefore, we refer to the general disclosures on the Group’s results of operations.

The provision for loan losses and measurement primarily comprises specific and general valuation allowances under HGB and the additions to the fund for general banking risks. General valuation allowances rose by EUR 2.4 million to EUR 18.6 million (2015: EUR 16.2 million). A specific valuation allowance recognized in the prior year in the amount of EUR 2.0 million was reversed through profit or loss in its full amount since the liability was repaid at the maturity date. The fund for general banking risks (Section 340g HGB) was increased by EUR 195.7 million (2015: EUR 279.2 million).

The overall increase in net income amounted to EUR 2.0 million, resulting in net income of EUR 59.0 million (2015: EUR 57.0 million). Of this amount, EUR 44.2 million (2015: EUR 42.7 million) was transferred to the principal reserve. Distributable profit after the allocation to reserves amounts to EUR 14.8 million (2015: EUR 14.3 million) which will be used to promote agriculture and rural areas.

Financial key performance indicators

The operating profit before provision for loan losses and valuation amounted to EUR 254.4 million (2015: EUR 233.5 million, adjusted for the special payout). The development was far more positive than expected. In our planning, we had initially assumed a decline in the operating profit by up to 25%. On the one hand, net interest income was significantly higher than expected, since the new business margins generated in the Promotional Business segment and, above all, in the Treasury Management segment were considerably above plan. On the other hand, the increase in administrative expenses was lower than expected since IT and project expenses were lower than planned. In addition, personnel expenses were substantially below plan since additions to pension provisions declined and additional vacant posts were filled on a step-by-step basis. Moreover, the planning for 2016 included a conservative estimate due to the unclear structure and amount of the bank levy. Other operating income/expenses improved ahead of expectations owing to the positive one-off effects (see the section on the results of operations of Rentenbank).

The positive effects that contributed to the operating profit were also reflected in the cost-income ratio, one of our key performance indicators. As a result, the cost-income ratio improved far in excess of our expectations. In particular, the positive one-off effects in the operating profit resulted in a decrease in expenses to EUR 71.4 million (2015: EUR 80.7 million), while income increased slightly to EUR 325.8 million (2015: EUR 314.2 million).

This led to an improvement in the cost-income ratio from 25.7% (prior-year figure adjusted for the special payout) to 21.9%. Compared with peers, our cost-income ratio thus remains at a very moderate level.

Promotional performance, a further key performance indicator, comprises the interest rate reduction for the special promotional loans, inter alia. In the year under review, we used EUR 66.4 million of our own income (2015: EUR 63.6 million) in nominal terms for this purpose. In addition, we provided grants of EUR 3.0 million for our Research on Agricultural Innovation program. The promotional performance, including the distributable profit of EUR 14.8 million intended for distribution, rose to EUR 84.2 million. Accordingly, and consistent with expectations, it exceeded the prior year’s figure of EUR 82.9 million.

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Financial position

Capital structure

Capital structure of the Group

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Change in € million

Liabilities
Liabilities to banks	2,448.5	2,829.3	-380.8
Liabilities to customers	4,189.0	4,408.3	-219.3
Securitized liabilities	73,831.8	71,544.9	2,286.9
Subordinated liabilities	740.7	729.4	11.3

Equity
Subscribed capital	135.0	135.0	0.0
Retained earnings	3,464.2	3,474.9	-10.7
Revaluation reserve	65.5	61.7	3.8
Distributable profit	14.8	14.3	0.5

Liabilities

Liabilities to banks decreased by 13.5% to EUR 2.4 billion (2015: EUR 2.8 billion), which was largely attributable to the repayment of term deposits and global bonds. Liabilities to customers decreased by EUR 0.2 billion or 5.0% to EUR 4.2 billion (2015: EUR 4.4 billion), mainly due to maturing registered bonds.

Securitized liabilities rose by EUR 2.3 billion or 3.2% to EUR 73.8 billion (2015: EUR 71.5 billion). The Medium Term Note (MTN) programs remained our main refinancing instruments, amounting to EUR 51.8 billion (2015: EUR 51.8 billion). The carrying amount of global bonds amounted to EUR 16.0 billion (2015: EUR 16.2 billion) as of year-end 2016. The carrying amount of Euro Commercial Paper (ECP) increased by EUR 2.4 billion to EUR 5.9 billion (2015: EUR 3.5 billion).

Subordinated liabilities remained at the prior-year level of EUR 0.7 billion (2015: EUR 0.7 billion).

All funds raised in the money and capital markets for refinancing purposes were obtained on market terms.

The following table presents a breakdown of liabilities by maturity, currency, and interest rate structure based on the IFRS carrying amounts:

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	Maturities
	up to 1 year		1 to 5 years		more than 5 years

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	€ million	€ million	€ million	€ million	€ million	€ million

Fixed interest rate
EUR	1,725.3	3,294.1	11,711.2	8,858.0	6,645.6	7,570.0
USD	3,801.6	4,255.5	11,086.7	10,147.6	6,618.0	6,773.7
AUD	1,262.9	786.0	4,793.6	4,460.6	3,587.7	4,515.0
JPY	21.1	0.0	300.3	246.2	205.1	369.7
CHF	606.9	390.4	198.4	763.4	57.0	113.0
NOK	7.4	286.0	564.1	499.2	0.0	0.0
GBP	974.6	836.6	1,572.6	1,616.6	0.0	0.0
Other	1,117.8	436.5	2,118.2	2,732.1	621.9	658.7

Zero coupon
EUR	33.3	37.8	11.1	44.3	1,400.7	972.2
USD	5,662.6	3,005.4	0.0	0.0	0.0	0.0
AUD	239.0	154.0	0.0	0.0	0.0	0.0
GBP	0.0	103.5	0.0	0.0	0.0	0.0
Other	0.0	251.4	0.0	0.0	0.0	0.0

Variable interest
EUR	1,476.9	1,539.0	5,393.7	4,854.3	19.9	1,808.6
USD	957.5	1,928.3	5,136.8	3,071.2	64.7	570.9
AUD	0.9	421.7	274.2	269.5	0.0	0.0
JPY	0.0	11.6	156.6	35.8	151.5	262.8
NOK	205.1	0.0	245.5	224.4	0.0	0.0
GBP	1.3	0.0	0.0	0.0	0.0	0.0
Other	104.8	152.4	75.9	183.9	0.0	0.0

Total	18,199.0	17,890.2	43,638.9	38,007.1	19,372.1	23,614.6

Equity

The appropriation of the Group’s distributable profit from the prior year in the amount of EUR 14.3 million was higher than the Group’s total comprehensive income of EUR 7.9 million. This reduced equity by a total of EUR 6.4 million to EUR 3,679.5 million (2015: EUR 3,685.9 million).

Capital structure of Rentenbank

The financial position based on Rentenbank’s financial statements in accordance with the provisions of HGB is as follows:

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Change in € million

Liabilities
Liabilities to banks	3,053.6	3,461.7	-408.1
Liabilities to customers	3,766.6	3,963.3	-196.7
Securitized liabilities	69,982.0	67,304.9	2,677.1
Subordinated liabilities	615.1	608.4	6.7

Equity (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,053.8	1,009.5	44.3
Distributable profit	14.8	14.3	0.5
Fund for general banking risks	3,106.9	3,911.2	195.7

Changes in liabilities under HGB and IFRS were similar in structural terms. The difference between the Group and Rentenbank results from the measurement at fair value and from hedge accounting required under IFRS. We therefore refer to the presentation of liabilities in the Group’s capital structure.

The fund for general banking risks was increased by EUR 0.2 billion to EUR 3.1 billion (2015: EUR 2.9 billion). This resulted in an increase in equity of EUR 0.2 billion compared to 2015.

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Capital expenditure

In the past years, Rentenbank has invested heavily in the modernization of its IT application systems. Investments focused particularly on the integrated front-to-back system (Murex) and the rating platform. One of our current important projects is the introduction of SAP as the future financial accounting system. In addition, we increased the degree of digitalization of customer and business partner interfaces (extranet). We also invested in systems and processes for the purpose of implementing new regulatory requirements.

The aforementioned project activities are reflected in the current administrative expenses as well as in changes in intangible assets. In the year under review, additions to cost amounted to EUR 4.3 million (2015: EUR 4.6 million).

Liquidity

The Group’s liquidity analysis presents the contractual redemption amounts:

Dec. 31, 2016	up to 3 months € million	more than 3 months to 1 year € million	more than 1 year to 5 years € million	more than 5 years or unspecified maturity € million

Liabilities to banks	240.0	334.6	1,065.0	680.0
Liabilities to customers	135.9	65.9	760.0	3,633.1
Securitized liabilities	8,473.8	8,802.2	35,340.0	20,293.1
Negative fair values of derivative financial instruments	239.0	244.0	608.0	143.0
Subordinated liabilities	41.4	17.6	331.6	323.6

Total	9,130.1	9,464.3	38,104.6	25,072.8

Dec. 31, 2015	up to 3 months € million	more than 3 months to 1 year € million	more than 1 year to 5 years € million	more than 5 years or unspecified maturity € million

Liabilities to banks	325.9	340.4	880.0	1,190.0
Liabilities to customers	246.5	337.4	766.1	3,277.6
Securitized liabilities	8,868.0	8,054.3	35,125.2	18,160.3
Negative fair values of derivative financial instruments	179.0	56.0	918.0	517.0
Subordinated liabilities	7.7	17.8	134.8	507.0

Total	9,627.1	8,805.9	37,824.1	23,651.9

The Group has sufficient cash funds and is able to meet its payment obligations at all times without restrictions.

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Net assets

Net assets of the Group

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Change in € million

Loans and advances to banks	57,511.0	55,457.2	2,053.8
Loans and advances to customers	7,496.8	6,380.9	1,115.9
Financial investments	19,254.6	19,912.2	-657.6
Positive fair values of derivative financial instruments	6,549.5	7,238.9	-689.4
Negative fair values of derivative financial instruments	7,333.1	7,152.9	180.2

In accordance with its competitive neutrality, Rentenbank generally extends loans via other banks. Within net assets, this is reflected in loans and advances to banks. As of December 31, 2016, they amounted to EUR 57.5 billion (2015: EUR 55.5 billion), accounting for 60.5% (2015: 59.4%) of total assets.

Loans and advances to customers mainly comprise promissory notes to German federal states. Overall, they increased by EUR 1.1 billion to EUR 7.5 billion (2015: EUR 6.4 billion).

Financial investments, which consist almost exclusively of bank bonds, decreased by EUR 0.7 billion to EUR 19.3 billion (2015: EUR 19.9 billion) as redemptions exceeded new business.

The positive fair values of derivative financial instruments decreased by EUR 0.7 billion to EUR 6.5 billion (2015: EUR 7.2 billion), while the negative fair values rose by EUR 0.2 billion to EUR 7.3 billion (2015: EUR 7.2 billion). The Group uses derivatives exclusively to hedge existing or expected market risks. Collateral agreements were concluded with all derivative counterparties. Rentenbank does not enter into credit default swaps (CDSs).

Net assets of Rentenbank

Rentenbank’s net assets in the financial statements under HGB were as follows:

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Change in € million

Loans and advances to banks	57,793.8	55,682.4	2,111.4
Loans and advances to customers	6,048.2	5,304.4	743.8
Bonds and other fixed-income securities	17,764.6	18,302.1	-537.5

Changes in net assets under HGB and IFRS were similar in structural terms. The difference between the Group and Rentenbank results from the measurement at fair value and from hedge accounting required under IFRS. Therefore, we refer to the disclosures on the Group’s net assets.

At year-end 2016, the securities portfolio included bank bonds classified as fixed assets in a notional amount of EUR 17.4 billion (2015: EUR 18.2 billion). As in the previous year, no securities were held in the liquidity reserve.

The Board of Managing Directors is satisfied with the bank’s business performance as well as with the development of results of operations, financial position and net assets. This also applies to the achievement of the strategic objectives within the internal management system.

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Non-financial key performance indicators

Corporate citizenship

As a public law institution with a promotional mandate, Rentenbank has a particular responsibility to be an active corporate citizen. The bank mainly supports cultural institutions and selected charity projects in Frankfurt am Main, the location of its registered office. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre and the Städelschule (State Academy of Fine Arts), inter alia. In the case of the Städelschule, Rentenbank supports young talented artists by awarding a group prize as part of the “Rundgang”, an annual exhibition of works by students of the academy. Rentenbank also supports various charity projects of churches, associations, and societies with regular donations at Christmas.

Employees

The number of employees grew in the year under review. At year-end 2016, Rentenbank had 282 (2015: 269) employees (excluding trainees, interns, employees on parental leave, and members of the Board of Managing Directors). The average length of service was approximately eleven years. The ratio of male and female employees was almost on par, with 55% of the employees being male and 45% being female. 81% of part-time employees were women.

Compliance with legal and regulatory requirements

Rentenbank prepares its consolidated financial statements on a voluntary basis in accordance with International Financial Reporting Standards, the annual financial statements and the combined management report in accordance with the requirements of the German Commercial Code as well as the German Generally Accepted Accounting Principles (Grundsätze ordnungsgemäßer Buchführung – GoB) and other relevant statements. In this context, we pay attention to proper preparation as well as to compliance with publication deadlines. This is primarily ensured by an Internal Control System (ICS).

Regulatory requirements regarding own funds, liquidity, the basis for calculating the leverage ratio, and the risk-weighting of assets have strategic relevance. Comprehensive compliance with all existing regulatory provisions is a top priority. Within the Group, the Regulatory working group, which also includes the Compliance desk, ensures that new regulatory requirements are identified at an early stage within the Group and that their implementation is managed and monitored.

Report on events after the reporting date

There were no significant events after the end of fiscal year 2016.

Outlook and opportunities

Changes in business and market conditions

The economic development of Rentenbank primarily depends on the prevailing conditions in the credit and financial markets.

These are mainly influenced by the monetary policy of the central banks, price and exchange rate movements, as well as the development of public finances. The demand for promotional loans is particularly affected by both the interest rate trend and the situation in the agricultural markets and the agricultural sector.

At the beginning of 2017, economic conditions are largely stable in the major industrialized countries. However, the outlook is clouded by several factors of political uncertainty, such as the future policy of the US government, the implications of Brexit, the continued strained geopolitical situation, as well as the uncertain outcome of various elections in Europe.

While the prospects of further interest rate increases and potentially more expansionary fiscal policy in the United States tend to increase interest rates, an associated appreciation of the US dollar could result in protectionist measures and could trigger a global wave of currency depreciation. This, accompanied by the continued accommodative monetary policy of the ECB along with geopolitical uncertainty, would lead to declining yields instead. Since inflation rates have already picked up significantly in both the United States and

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Europe due to base effects regarding the oil price – a trend that is likely to persist in the medium term – Rentenbank expects a slight increase in interest rates for the current year.

Within the framework of Agrar, a barometer of agricultural business sentiment, approximately 1,800 farmers are interviewed regarding their plans for capital expenditures in the next six months. According to the survey conducted in December 2016, German farmers plan to invest a total of EUR 3.6 billion in the first half of 2017. This volume exceeds the prior-year level of EUR 3.3 billion, highlighting the fact that farmers have a more optimistic outlook for the next two to three years. As a result of rising milk and meat prices, especially dairy cattle farms and granivore farms perceive an improvement in their current economic situation.

The Food and Agriculture Organization of the United Nations (FAO) expects in its projection until 2025 that global agricultural commodity prices will initially remain constant. On the one hand, this is due to the decelerated growth of the global economy. On the other hand, the FAO anticipates that the global supply and demand for agricultural commodities will equally increase. Animal product prices are expected to rise, providing a positive outlook for granivore farms. Accordingly, the export opportunities for the German agribusiness will improve. The use of renewable commodities for fuel generation should remain flat for the time being, driven by relatively low oil prices. In addition, the FAO expects stronger price fluctuations in the agricultural markets, which could be triggered by the possible lift of the Russian embargo, severe weather conditions, and fluctuations in the oil price, among others.

New business in the Renewable Energy promotional line depends largely on the Renewable Energy Sources Act (EEG), which was amended in 2016. The key aspect of the revised EEG is that as from 2017, the level of funding will no longer be fixed by law but will rather be determined on the market by auction. Due to the competitive auctions, wind farms are expected to receive a smaller rate of funding. This could have long-term effects on new business in the Renewable Energy promotional line. However, we expect to finance wind turbine projects in 2017 that were approved prior to the revision of the EEG. Therefore, we believe that the business performance in 2017 in this promotional line will be similar to that of the previous year.

On the basis of its risk-averse business policy, its triple-A ratings, the guarantee of the Federal Republic of Germany, and the associated excellent access to funding, Rentenbank anticipates that it will continue to fulfill its promotional mandate successfully.

Forecast of business development

Comprehensive annual plans and multi-year plans with a 5-year time horizon are prepared in order to project Rentenbank’s future results of operations, financial position and net assets. These plans comprise planning for Rentenbank’s new business, portfolio, equity, income and costs. In addition, planning includes regulatory indicators relevant for management purposes as well as a projection of the development of the risk-bearing capacity. In the following, the projections refer to the planning period of 2017.

Projections: operating profit

The following disclosures relate to the planned figures of Rentenbank under HGB.

Within the framework of our current planning, we assume that the new business volume in the Promotional Business segment will be below the prior-year level while redemptions will increase at the same time. Due to the expanded asset purchase program of the ECB, we expect slimmer lending/funding margins. Overall, this should lead to a significant decrease in net interest income for the Promotional Business segment.

Special promotional loans will remain the focus of the lending business. However, after the record high of 2015 and a similar level achieved in the year under review, we expect that the new business volume will decrease in 2017, driven by various changes in our end borrowers’ investment activities. Nevertheless, we expect that both the portfolio of special promotional loans as well as their share of total assets will continue to increase.

In the year under review, the portfolio of securities as well as standard promotional loans declined by approximately 3%. The portfolio is also expected to decrease somewhat in 2017.

Within the Capital Investment segment, we expect that interest income will be slightly down on 2016. This is mainly driven by the low return on new business owing to the low interest rate environment. This effect

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cannot be fully offset by the higher portfolio volume from the retention of profits, resulting in a slight decrease in the segment’s total interest income.

In 2017, net interest income of the Treasury Management segment is likely to be significantly below the high prior-year level as we anticipate declining margins.

Net interest income of the three segments is expected to decline significantly in 2017.

Cost planning for 2017 in particular takes into account the necessary long-term investments in Rentenbank’s infrastructure as well as the necessary adjustments to comply with additional regulatory requirements. This includes investments in the development of Murex, the introduction of the new financial accounting system, the relocation of the data center, as well as the upgrade of other hardware and software currently in use. Despite our rigorous cost management, the numerous changes in the regulatory framework and the accounting standards are expected to incur considerably higher administrative expenses in 2017 (2016: EUR 61.1 million). This particularly applies to personnel expenses.

Against a backdrop of the development of income and expenses, we expect the operating profit for 2017 to decline overall by around 25% (operating profit before provision for loan losses and valuation under HGB in 2015: EUR 254.4 million). Compared over the long term, this key performance indicator would nevertheless be at a satisfying level.

Despite declining results, we expect to be able to keep our promotional performance (2016: EUR 84.2 million) at an appropriate level, and anticipate an increase of 5% to 10% in 2017 for this key performance indicator.

Due to falling income combined with the simultaneous increase (driven by investment activities) in administrative expenses, the cost-income ratio is expected to increase considerably (2016: 21.9%). Nevertheless, the ratio will remain at a satisfying level.

Overall, the Board of Managing Directors expects a significant decrease in the operating profit before provision for loan losses and valuation (operating profit under HGB) for 2017, driven by declining interest income and higher administrative expenses.

Projections: consolidated profit under IFRS

For 2017, we expect an equally sharp decline in the operating profit under IFRS (2016: EUR 239.1 million) as in the operating profit before provision for loan losses and valuation under HGB, since changes in the operating profit under IFRS and HGB are similar in structural terms.

Net measurement gains/losses can only be projected on the basis of very uncertain assumptions due to the high volatility of the market parameters and the buy-and-hold strategy. Currently, we anticipate net measurement gains for 2017 to be in the double-digit million range.

Overall, the Board of Managing Directors expects the Group’s total comprehensive income under IFRS for the fiscal year 2017 to increase from the 2016 level of EUR 7.9 million. The expected improvement in net measurement gains/losses (2016: EUR -235.0 million) should more than offset the decrease in the operating profit driven by declining interest income and higher administrative expenses.

Opportunities and risks

In comparison to the planned targets for 2017, additional opportunities and risks may arise for our business development due to changes in market conditions.

For example, the sovereign debt crisis in the eurozone may intensify again, which would have an impact on new business volume and margins in the lending and funding businesses. A deterioration in the economic environment would result in new business volume being lower than planned. However, Rentenbank’s history has shown that challenging situations may also offer opportunities, attributable to the bank’s superior credit ratings and its solid capital base. These opportunities may arise in the form of attractive funding opportunities and high margins in the securitized and standard promotional businesses. However, higher margins also reflect higher risks in some cases, which could have a negative impact on earnings since general valuation allowances have to be increased.

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The prevailing low-interest environment, primarily due to the ECB’s monetary policy, supports the demand of the agricultural sector for special promotional loans. However, low interest rates also weigh on the earnings in the Capital Investment segment and have an impact on the margins in the Promotional Business segment. Further measures introduced by the ECB within the scope of the expanded asset purchase program could lead to an additional charge on earnings due to falling asset yields and margins. A change in the low interest rate environment, e.g. in the wake of a strong rate hike, would be associated with both risks and opportunities for Rentenbank due to the aforementioned factors. The possible specific consequences depend on the extent of interest rate changes as well as on the respective segment and the selected time horizon.

Administrative expenses may be subject to additional burdens resulting from further regulatory requirements which are not yet known. This would have an impact on IT and personnel expenses. Apart from the investments already planned, further changes in the IT and building infrastructure may become necessary.

Depending on the changes in market parameters, measurement losses may arise in the case of a widening of the lending/funding margins in the market. If the margins tighten, this may result in measurement gains.

Despite Rentenbank’s risk-averse new business policy, it cannot be ruled out that additional information regarding the financial position of our business partners, thus adversely affecting their credit quality, will be identified during the course of the current fiscal year. This can result in additional rating downgrades for exposures held in the portfolio and thereby burden the risk coverage potential within the context of the risk-bearing capacity concept.

Further information on risks is included in the risk report.

Development in the current year

Net interest income before the allowance for credit losses/promotional contribution of all three segments was slightly above both the prior-year figure and the pro rata projected figure. Net gains/losses from fair value and hedge accounting developed favorably, above all due to effects from reversals driven by residual maturities. On the basis of new business and the results achieved in the current fiscal year, the Board of Managing Directors is confident that the planned volumes in the promotional business and the planned operating profit will be achieved for the fiscal year 2017.

This report on expected developments contains certain forward-looking statements that are based on current expectations, estimates, forecasts, and projections of the Board of Managing Directors and information available to it. These statements include, in particular, statements about our plans, strategies and prospects. Words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates’ and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent upon factors that involve risks and uncertainties and are based on assumptions that may prove to be incorrect. Unless required by law, we shall not be obligated to update forward-looking statements after their publication.

Risk report

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The business activities of subsidiaries are strictly limited. The disclosures made in the risk report primarily relate to the Group. Essential bank-specific aspects of Rentenbank are presented separately.

Organization of risk management

The Board of Managing Directors determines the Group’s sustainable business strategy on the basis of the company’s mission derived from the relevant legislation. Rentenbank’s business strategy is primarily defined by its promotional mandate and the measures taken to fulfill the mandate. In addition, targets and measures are set for the segments.

As part of a risk inventory, the Group analyzes which risks may have a significant impact on its assets, capital resources, results of operations, or liquidity situation. This represents the basis for the Group’s risk profile. In addition, material risks are identified early using indicators based on quantitative and qualitative risk characteristics, as well as self-assessments. Further procedures include the New Product Process (NPP), ICS key controls, and daily monitoring activities. Concentration effects are given appropriate consideration.

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The risks resulting from business activities are identified, limited, and managed using a risk management system (RMS). Based on the risk-bearing capacity concept, the RMS was established specifically for this purpose. In this context, the Board of Managing Directors has defined a risk strategy, aligned with the overall business strategy, and the associated sub-strategies. These are reviewed at least annually and adjusted, if necessary, by the Board of Managing Directors. In addition, the strategies are discussed with the Risk Committee established by the Board of Supervisory Directors.

The implementation, management and monitoring of limits, which are in line with Rentenbank’s risk-bearing capacity, are an integral part of the RMS.

The risk-bearing capacity concept aims to ensure that the risk coverage potential is sufficient to cover all material risks. It comprises the going concern approach and the gone concern approach with a one-year time horizon. The primary management instrument is the going concern approach. The objective is to sustainably generate a stable and adequate operating profit, while concurrently complying with the regulatory requirements. Under the going concern approach, risks are measured based on a standard scenario and a stress scenario at a confidence level of 95% and 99%. The confidence level represents the probability that the projected losses will not be exceeded.

The management objective of the gone concern approach is to protect lenders (creditor protection). Under this approach, risks are measured using an even higher confidence level of 99.9%.

Rentenbank is an institution supervised by the ECB and is subject to the Supervisory Review and Evaluation Process (SREP).

Rentenbank has established a recovery plan pursuant to the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz - SAG), which is updated at least annually. The key elements of the recovery plan are the defined recovery indicators and their thresholds, as well as the recovery options and the governance and recovery process. The recovery indicators are part of risk reporting and allow Rentenbank to identify crisis situations at an early stage so that mitigating actions can be taken.

Under the Risk Appetite Framework (RAF), Rentenbank defines the framework and guidelines for risk appetite, which are described in the business and risk strategy as well as in the related sub-strategies. The risk appetite is reflected in the established risk limits as well as in the early warning indicators.

As part of the planning process, risk scenarios are also used to evaluate future net assets, financial position, and results of operations. Deviations between the target and actual performance are analyzed in an internal monthly report. The capital plan is defined on the basis of a 10-year time horizon. The risk-bearing capacity and the associated key metrics are planned using a 5-year projection.

The introduction of new products, business types, sales channels or new markets requires an NPP. As part of the NPP, the organizational units involved analyze the risk level, the processes, and the main consequences for risk management. If business processes, IT systems or structures change materially, the proposed changes are analyzed with respect to control procedures and their intensity as part of the impact assessment.

Based on the risk management and controlling processes, the risk manual of the Board of Managing Directors provides a comprehensive overview of all risks in the Group. Risk management functions are primarily performed by the Treasury and Promotional Business divisions (front office functions according to MaRisk) within defined limits. The member of the Board of Managing Directors who is responsible for the back office function is also responsible for the Risk Controlling function. The Finance division, including its Risk Controlling function, and the Financial Institutions division, together with its Credit Risk function, report to this Board member. In the Finance division, the Risk Controlling function is accountable for the regular monitoring of the limits approved by the Board of Managing Directors, as well as for the reporting on market risks, liquidity risks, operational risks, regulatory and reputational risks, and risk-bearing capacity. Risk reporting is based on the level of risk and regulatory requirements. The Financial Institutions division monitors the limits defined for credit risks and is responsible for reporting on credit risks, taking into account risk aspects and regulatory requirements.

The compliance risks relevant to Rentenbank are characterized primarily by the fact that non-compliance with key regulatory requirements may result in fines and penalties, claims for damages, and/or the nullity of contracts. This may put the assets of Rentenbank at risk. Rentenbank’s compliance function, a part of

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the Internal Control System (ICS), acts in collaboration with the organizational units to avoid risks that may arise from non-compliance with the relevant legislation.

The Board of Managing Directors, as well as the Audit Committee and the Risk Committee, which are both established by the Board of Supervisory Directors, are informed of the risk situation at least quarterly. If material risk-relevant information or transactions become known, and in the case of non-compliance with MaRisk, the Board of Managing Directors, Internal Audit department and, if necessary, the heads of divisions or departments concerned must be notified immediately. The Board of Supervisory Directors is immediately informed of the material risk aspects by the Board of Managing Directors.

The Internal Audit department of Rentenbank is active at Group level, performing the function of a Group Audit department. It reviews and assesses the appropriateness of activities and processes, as well as the appropriateness and effectiveness of the RMS and ICS on a risk-based and process-independent basis.

The Group Audit department reports directly to the Board of Managing Directors and carries out its duties independently and on its own initiative. The Board of Managing Directors may issue instructions to perform additional reviews. The members of the Audit Committee as well as the chairmen of the Board of Supervisory Directors and of the Risk Committee may request information directly from the head of Internal Audit.

Risks are monitored generally across segments. If risk monitoring is limited to individual segments, this is stated in the disclosures on the risk types.

Risk reporting is embedded in the management information system and is based on the regulatory requirements as well as the information requirements of the recipients. The Board of Managing Directors and the Board of Supervisory Directors are informed of the Group’s overall risk situation in a quarterly risk report. In addition, the Board of Managing Directors receives daily and monthly reports on credit, market, and liquidity risks.

Credit risk

Definition

Credit risk is the risk of a potential loss resulting from a default or a deterioration in the credit quality of business partners. Credit risk comprises credit default risk, settlement risk, and replacement risk. Credit default risk includes counterparty risk, issuer risk, country risk, structural risk, collateral risk, and participation risk.

Issuer, counterparty, and original country risk refer to losses due to defaults or deteriorations in the credit quality of business partners (i.e. counterparties, issuers, countries), taking into account the valuation of collateral. Derivative country risk results from the general economic and political situation in the debtor’s country of incorporation. Derivative country risks are divided into country transfer risks and redenomination risks. Country transfer risk refers to the inability of a solvent foreign borrower to make interest and principal payments when they are due as a result of economic or political instability. Redenomination risk refers to the risk of converting the notional value of a receivable into another currency. In the case of a conversion into a weaker currency based on a fixed exchange rate, this may be equivalent to a partial disappropriation of the creditors.

Structural risks (e.g. cluster or concentration risks) result from the concentration of the lending business in regions, sectors or on borrowers. Collateral risk arises from the lack of recoverability of loan collateral during the loan term or from an incorrect valuation of collateral. Participation risk is the risk of losses incurred due to a negative performance within the portfolio of participations.

The scope of the Group’s business activities is largely defined by Rentenbank’s Governing Law and its statutes. Accordingly, loans for the promotion of agriculture and rural areas are primarily granted to banks in the Federal Republic of Germany, in another EU country or in Norway. A further prerequisite is that the banks are engaged in business activities with companies operating in the agricultural sector or in the associated upstream or downstream industries or in rural development. In addition, standard promotional business may also be conducted with the German federal states. The special promotional loans are limited to Germany as an investment location. Accordingly, Rentenbank’s lending business is mostly limited to the refinancing of banks

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and institutions or credit institutions as defined in Article 4 CRR as well as other interbank transactions. The credit risk of the end borrower is borne by the end borrower’s local bank.

Furthermore, all transactions directly related to the fulfillment of the bank’s tasks may be carried out within the limits of Rentenbank’s Governing Law and its statutes. This also includes the purchase of receivables and securities as well as transactions within the framework of the Group’s treasury management and risk management.

Rentenbank is only exposed to company risks as part of the direct loan business. No agreements were entered into in 2016. In accordance with its credit risk strategy, Rentenbank has not conducted any syndicated loan business for several years now.

Depending on the type of the transaction, the Promotional Business or Treasury divisions are responsible for new business in promotional lending. The Promotional Business division extends all special promotional loans. The Treasury division is responsible for the purchase of securities, promissory notes and registered bonds as well as for the direct loan business as part of the standard promotional business. It is also accountable for new business in the money market and for derivatives. Derivatives are only used as hedging instruments for existing or expected market risks. Furthermore, they are only entered into on the basis of collateral agreements with our counterparties.

Organization

As front office functions according to MaRisk, the Treasury and Promotional Business divisions are actively involved in the operations of the standard and securitized promotional business (Treasury), as well as special promotional loans (Promotional Business). In accordance with MaRisk, certain tasks are to be performed separately from the front office. These tasks (i.e. back office functions) are performed by the Financial Institutions and Credit Protection & Participations divisions, while the securitized promotional business is conducted by the Operations Financial Markets department. The Financial Institutions division has an independent second vote in credit decisions and processes new standard promotional loans. The Credit Protection & Participations division evaluates the collateral and administers payment instructions. Both divisions are also responsible for the intensified monitoring and management of non-performing loans. Any necessary measures are taken in consultation with the Board of Managing Directors. The member of the Board of Managing Directors responsible for the back office function is responsible for the process.

The Financial Institutions division formulates a group-wide credit risk strategy and is responsible for its implementation. The credit risk strategy is approved annually by the Board of Managing Directors, which is reported to and discussed with the Risk Committee of the Board of Supervisory Directors. In addition, the Financial Institutions division analyzes credit and country risks, inter alia. Business partners and types of transactions are allocated using Rentenbank’s own rating categories. In addition, the Financial Institutions division prepares proposals for and has the second vote in credit decisions according to MaRisk. It also monitors credit risks on an ongoing basis.

Credit risks are managed, monitored, and reported for individual transactions at the borrower level as well as at the level of the group of connected clients, at the country level and the level of the total loan portfolio. The Financial Institutions division is also responsible for the methodological development, quality assurance, and monitoring of the procedures used to identify, assess and quantify credit risk. The functional and organizational separation of the Financial Institutions and Credit Protection & Participations divisions from the Treasury and Promotional Business divisions ensures independent risk assessment and monitoring. As part of the overall loan portfolio management, the loan portfolio is subdivided by various characteristics. Similar transactions are clustered into product groups.

Credit assessment

The credit ratings are determined in accordance with the bank’s internal risk rating system. They are a key instrument for managing credit risks and the relevant internal limits.

The Financial Institutions division (back office function according to MaRisk) is responsible for determining the credit ratings in terms of the bank’s internal risk rating system. This involves allocating individual business partners or types of transactions to one of twenty rating categories. The ten best rating categories AAA to BBB- are assigned to business partners which are subject to low credit risk (Investment

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Grade). The seven further rating categories (BB+ to C) denote latent or increased latent risks and the final three rating categories (DDD to D) are reserved for non-performing loans or exposures in default.

The credit rankings of our business partners are reviewed at least annually based on the assessment of their annual financial statements and their financial position. In addition to the key performance indicators, the analysis also takes into account qualitative characteristics, the background of the company, and other relevant factors, such as protection schemes or state guarantees. In addition, country risks of the country of incorporation of our business partners are taken into account in the determination of the credit quality. In the case of certain products, such as mortgage bonds, the associated collateral or cover assets are regarded as an additional assessment criterion. If new information concerning a deterioration in the financial position or in the economic prospects of a business partner becomes available, the Financial Institutions division reviews the credit rating and, if necessary, adjusts the internal limits. The internal risk rating system is developed on an ongoing basis and reviewed annually.

Quantification of credit risk

Credit default risks are measured using statistical methods and are classified according to Rentenbank’s rating system. Historical default rates as published by rating agencies are used to determine expected losses since Rentenbank has no statistically significant historical data of its own due to the very low number of defaults or credit events in the past decades.

In order to assess credit risks, the Group uses a standard scenario to determine the expected annual loss with regard to the loan exposure. The standard scenario is complemented by stress scenarios. These assume a deterioration in credit quality, lower recovery rates, and an increased probability of default. On the basis of these assumptions, the Group estimates the expected annual loss based on full utilization of the established internal limits.

In line with its business model defined by Rentenbank’s Governing Law and its statutes, the Group focuses on interbank business. This results in a sectoral concentration risk. A lump-sum amount (risk buffer) is set aside for this risk.

In accordance with the risk-bearing capacity concept defined in the risk manual, credit risks in the standard scenario are assigned a certain amount of risk coverage potential 1. The established internal limits are monitored daily to ensure compliance with this amount at all times.

In addition to the stress scenarios, which primarily take into account country-specific effects that need to be backed by the risk coverage potential, a further risk scenario determines the risk exposure amount for the gone concern approach. The methodology is based on the Gordy model (so-called One-Factor Model). Moreover, additional extreme scenarios reflect concentration risks in the credit portfolio. However, these are included in neither of the two risk management approaches (i.e. the going concern approach and the gone concern approach). They are therefore not covered by the risk coverage potential. In this context, the main aim is to critically evaluate the results and, if necessary, to determine the related measures, such as reducing internal limits or increasing monitoring intensity. Further stress scenarios can be used on an ad hoc basis to examine the effects of current developments on the risk coverage potential.

Limitation and reporting

Risk limitation ensures that the risks assumed are in line with the business strategy, the risk strategy defined in the risk manual, and the Group’s risk-bearing capacity. Within this context, limits are set both at the borrower level and at the level of a group of connected clients as well as at the level of the overall loan portfolio.

A maximum limit for all credit risk limits as well as an upper limit for unsecured facilities are determined by the Board of Managing Directors. They thus represent upper limits for the granting of credit risk limits. The appropriateness of both upper limits is reviewed with respect to the risk-bearing capacity, taking into account risk buffers. In addition, country exposure limits and country transfer limits have been established.

A limit system manages the level and the structure of all credit risks. Limits are defined for all borrowers, issuers, and counterparties and, if applicable, subdivided by product and maturity. Rentenbank’s risk rating system forms the basis for decisions on establishing limits. In addition, a maximum limit has been set for each group of connected clients. The utilization of the limits is determined according to the individual types of

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business transactions. Furthermore, a certain minimum credit quality is required for certain types of business or limits.

All limits are monitored daily by the relevant back office function. For money market and promotional loan transactions, securitized promotional business as well as for participations, the utilization of the limits is measured using the relevant carrying amounts. For derivatives, the level of utilization of the limits is measured on the basis of the positive fair values of derivative portfolios, taking into account collateral received, if any, and, in the case of negative fair values of derivative portfolios, taking into account cash collateral received. Limit reserves are used as a buffer for credit risk resulting from fluctuations in valuations. The member of the Board of Managing Directors responsible for this back office function receives a daily report on the risk-related limits and their utilization. The Board of Managing Directors is notified immediately if the limits are exceeded.

Rentenbank has entered into collateral agreements with all counterparties of derivative transactions. These agreements provide for cash collateral denominated exclusively in euros to secure the positive fair values from derivatives in excess of the contractual allowance amounts and minimum transfer amounts. The cash collateral largely reduces credit risk.

At the end of each quarter, the Financial Institutions division (back office function) reports the current credit risk development within the context of the overall risk report based on the MaRisk guidelines to the Board of Managing Directors and the Risk Committee established by the Board of Supervisory Directors.

Current risk situation

Pursuant to IFRS 7, the maximum exposure to credit risk is to be disclosed without taking into account collateral. Therefore, it corresponds to the carrying amounts or, in the case of irrevocable loan commitments, to the notional amounts of the relevant assets.

Maximum exposure to credit risk pursuant to IFRS 7:

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Change in € million

Loans and advances to banks	57,511.0	55,457.2	2,053.8
Loans and advances to customers	7,496.8	6,380.9	1,115.9
Fair value changes of hedged items in a portfolio hedge	1,258.6	1,298.8	-40.2
Positive fair values of derivative financial instruments	6,549.5	7,238.9	-689.4
Financial investments	19,254.6	19,912.2	-657.6
Irrevocable loan commitments	990.0	841.7	148.3

Total	93,060.5	91,129.7	1,930.8

The Group has received collateral in the form of assignments of receivables, guarantor liability as well as state guarantees for the majority of the risk exposures presented. The remaining risk positions mostly include covered bonds, such as German Pfandbriefe.

As regards the positive fair values of derivative financial instruments, the disclosed maximum exposure to credit risk of EUR 6,549.5 million (2015: EUR 7,238.9 million) represents the carrying amounts in the balance sheet at an individual contract level. In contrast, the risk-related economic collateralization is used for risk mitigation at the counterparty level. For transactions in derivative financial instruments, Rentenbank has concluded collateral agreements with all counterparties on the basis of master agreements with netting provisions. In accordance with IFRS 7, the maximum credit risk exposure to derivative financial instruments amounted to EUR 13.6 million as of December 31, 2016 (2015: EUR 185.3 million), taking into account netting agreements and cash collateral.

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Exposure to credit risk by rating category:

Dec. 31, 2016

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million

Loans and advances to banks	17,753.9	3,040.6	26,835.1	9,881.4	0.0	0.0	0.0
Loans and advances to customers	7,496.8	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	349.6	7.8	591.6	309.6	0.0	0.0	0.0
Positive fair values of derivative financial instruments	2.6	742.1	3,901.1	1,806.1	97.6	0.0	0.0
Financial investments	13,217.6	2,799.3	2,191.4	967.4	78.9	0.0	0.0
Irrevocable loan commitments	131.8	3.1	529.7	317.4	8.0	0.0	0.0

Total	38,952.3	6,592.9	34,048.9	13,281.9	184.5	0.0	0.0

Dec. 31, 2015

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million

Loans and advances to banks	16,327.4	2,172.3	28,309.1	8,635.2	0.0	13.2	0.0
Loans and advances to customers	6,378.3	0.0	0.0	0.0	0.0	0.0	2.6
Fair value changes of hedged items in a portfolio hedge	334.4	10.3	653.4	300.7	0.0	0.0	0.0
Positive fair values of derivative financial instruments	6.0	619.3	4,627.7	1,897.5	88.4	0.0	0.0
Financial investments	12,479.9	3,224.8	2,974.9	1,088.6	144.0	0.0	0.0
Irrevocable loan commitments	120.0	6.9	408.3	306.5	0.0	0.0	0.0

Total	35,646.0	6,033.6	36,973.4	12,228.5	232.4	13.2	2.6

The aggregation of carrying amounts in the following two tables is based on the country of incorporation and on the level of the legally independent business partner, without taking into account group relationships.

Risk concentration by country:

Dec. 31, 2016

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	55,962.7	60.1	1,548.2	1.7	0.1	0.0
Loans and advances to customers	7,496.8	8.1	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,250.9	1.3	7.7	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,429.0	1.5	4,842.4	5.2	278.1	0.3
Financial investments	4,043.9	4.3	13,638.7	14.7	1,572.0	1.7
Irrevocable loan commitments	989.9	1.1	0.1	0.0	0.0	0.0

Total	71,173.2	76.5	20,037.1	21.5	1,850.2	2.0

Dec. 31, 2015

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	53,903.6	59.2	1,297.8	1.4	255.8	0.3
Loans and advances to customers	6,350.9	7.0	30.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,292.6	1.4	6.2	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,491.5	1.6	5,747.4	6.3	0.0	0.0
Financial investments	3,869.5	4.3	14,369.1	15.8	1,673.6	1.8
Irrevocable loan commitments	835.4	0.9	0.0	0.0	6.3	0.0

Total	67,743.5	74.4	21,450.5	23.5	1,935.7	2.1

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Risk concentration by group of counterparty:

Dec. 31, 2016

	Private-sector banks/other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	10,049.7	10.8	1,548.3	1.7	32,572.9	35.0
Loans and advances to customers	1.5	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	227.9	0.2	7.7	0.0	620.3	0.7
Positive fair values of derivative financial instruments	1,085.1	1.2	4,849.7	5.2	210.6	0.2
Financial investments	2,554.3	2.7	14,347.5	15.4	735.6	0.8
Irrevocable loan commitments	143.9	0.2	0.1	0.0	493.8	0.5

Total	14,062.4	15.1	20,753.3	22.3	34,633.2	37.2

	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	12,840.1	13.8	500.0	0.5	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	7,495.3	8.1
Fair value changes of hedged items in a portfolio hedge	402.7	0.5	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	133.3	0.1	0.0	0.0	270.8	0.3
Financial investments	131.9	0.1	0.0	0.0	1,485.3	1.6
Irrevocable loan commitments	352.2	0.4	0.0	0.0	0.0	0.0

Total	13,860.2	14.9	500.0	0.5	9,251.4	10.0

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Dec. 31, 2015

	Private-sector banks/other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	8,650.4	9.5	1,553.6	1.7	32,790.1	36.0
Loans and advances to customers	1.7	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	228.9	0.3	6.2	0.0	625.4	0.7
Positive fair values of derivative financial instruments	1,078.2	1.2	4,982.4	5.5	244.3	0.3
Financial investments	2,672.1	2.9	14,461.8	15.9	616.7	0.7
Irrevocable loan commitments	220.8	0.2	6.3	0.0	316.5	0.3

Total	12,852.1	14.1	21,010.3	23.1	34,593.0	38.0

	Cooperative banks		Non-banks

	€ million	%	€ million	%

Loans and advances to banks	12,463.1	13.7	0.0	0.0
Loans and advances to customers	0.0	0.0	6,379.2	7.0
Fair value changes of hedged items in a portfolio hedge	438.3	0.5	0.0	0.0
Positive fair values of derivative financial instruments	168.4	0.2	765.6	0.8
Financial investments	130.9	0.1	2,030.7	2.2
Irrevocable loan commitments	298.1	0.3	0.0	0.0

Total	13,498.8	14.8	9,175.5	10.0

Carrying amounts in the peripheral eurozone countries:

Dec. 31, 2016

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	318.9	78.9	92.6	490.4
Bonds and promissory notes of banks	124.3	20.9	641.1	786.3
Positive fair values of derivative financial instruments			0.0	0.0

Gross exposure	443.2	99.8	733.7	1,276.7
Collateral	124.3	20.9	641.1	786.3

Net exposure	318.9	78.9	92.6	490.4

Dec. 31, 2015

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	319.6	79.9	93.2	492.7
Bonds and promissory notes of banks	448.4	94.2	1,381.8	1,924.4
Positive fair values of derivative financial instruments			4.7	4.7

Gross exposure	768.0	174.1	1,479.7	2,421.8
Collateral	377.6	94.2	1,381.7	1,853.5

Net exposure	390.4	79.9	98.0	568.3

The peripheral eurozone countries are monitored closely due to their strained economic and fiscal situation.

There are no available credit limits with counterparties located in the peripheral eurozone countries. Until further notice, only derivatives that are backed by cash collateral may be concluded with counterparties from Italy and Spain.

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The government bonds of the peripheral eurozone countries as well as bonds and promissory notes issued by banks from these countries are assigned to the following measurement categories under IFRS:

	Government bonds		Bonds and promissory notes of banks

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	€ million	€ million	€ million	€ million

Available for sale	305.2	308.0	705.1	1,823.4
Held to maturity	143.2	144.1	0.0	0.0
Loans and receivables	0.0	0.0	0.0	0.0
Designated as at fair value	42.0	40.6	81.2	101.0

Total	490.4	492.7	786.3	1,924.4

Allowances for credit losses

In the case of exposures at risk of default, allowances for credit losses are recognized at the level of individual exposures. In this context, impairments resulting from payment defaults are only determined for losses already incurred. The impairment is determined based on the difference between the carrying amount and the present value of the expected cash flows. The method is described in more detail in Note 9 to the consolidated financial statements.

At the level of the annual financial statements of Rentenbank, a specific valuation allowance of EUR 2.4 million was reversed since the exposure was terminated before maturity. This valuation allowance had not been recognized at Group level as the related exposure was measured at fair value through profit or loss in the consolidated financial statements. In the year under review, another specific valuation allowance on loans and advances, amounting to EUR 2.0 million under HGB and to EUR 2.2 million under IFRS, was reversed upon maturity of the exposure and its full repayment. Accordingly, there were no specific valuation allowances at bank or Group level.

The Group recognized a portfolio valuation allowance of EUR 20.0 million (2015: EUR 16.3 million) for latent risks based on an expected loss model. The method is described in Note 9 to the consolidated financial statements. Rentenbank recognized a general valuation allowance of EUR 18.6 million (2015: EUR 16.2 million) in its annual financial statements.

Standard scenarios

The basis of the calculations for measuring expected losses under the standard scenario is the expected loss related to the amount of utilization, taking into account 1-year probabilities of default. As of December 31, 2016, the cumulative expected loss amounted to EUR 65.5 million (2015: EUR 67.7 million), including a lump-sum amount of EUR 50 million (risk buffer) for sectoral concentration risks in the banking sector.

The year-on-year decline is attributable to redemptions as well as credit enhancements of individual exposures. In the fiscal year 2016, the average expected loss, calculated on a monthly basis, amounted to EUR 66.4 million (2015: EUR 64.7 million). In relation to the risk coverage potential allocated to credit risks as of the reporting date, the average potential utilization was 25.6% (2015: 24.9%). The maximum utilization amounted to EUR 67.8 million (2015: EUR 67.7 million). It was thus below the limit of EUR 260.0 million approved by the Board of Managing Directors for the standard scenario. The lowest utilization during the reporting year was EUR 65.5 million (2015: EUR 63.3 million).

Stress scenarios

Under the first stress scenario, the expected loss is calculated based on full utilization of all prescribed limits, taking into account 1-year probabilities of default. As of December 31, 2016, the expected loss under this stress scenario amounted to EUR 79.0 million (2015: EUR 81.0 million). Under two further scenarios, we simulate an increase in default probabilities by a country-specific factor (at least twice as high), deterioration of credit quality (by at least two notches), and lower recovery ratios for potential losses of collateralized transactions. The stress scenario simulating the highest risk exposure is included in the calculation of the risk coverage potential, as part of determining the risk-bearing capacity. As of the reporting date, the maximum expected loss calculated under the stress scenarios described above was EUR 123.0 million (2015: EUR 145.5 million). The year-on-year decrease is – by analogy with the standard scenario – attributable to redemptions as well as credit enhancements of individual exposures in the lower rating categories.

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A lump-sum risk buffer of EUR 50.0 million for concentration risks within the banking sector is also included in the calculations to measure potential credit defaults in the stress scenarios.

Market risk

Definition

Market risk is defined by Rentenbank as the potential loss resulting from changes in market variables. It comprises interest rate risks, spread risks, and other price risks. Other price risks include currency and volatility risks which, however, are relevant only to a very small extent (e.g. foreign currency risks).

Interest rate risks exist to a small extent from open fixed-interest positions. The major influencing factors are market rates as well as the amounts and terms of open positions. The risk is recognized in the operating profit when the open positions are closed.

Spread risks are classified as credit spread risks, cross-currency basis swap risks, and basis swap risks.

Open currency positions result, to a very limited extent, from fractional amounts related to settlements in foreign currencies. The measurement of hedged item and hedging instrument at fair value results in different market values in foreign currencies. The translation of foreign currency position into the euro leads to corresponding net measurement gains/losses. There is also a corresponding valuation risk related to future changes in exchange rates.

Further market risks, such as equity risk and commodity risk, are not relevant due to Rentenbank’s business model.

The Group takes into account the different effects of market risks on financial reporting and classifies market risks that result from items accounted for at fair value as IFRS valuation risks.

The IFRS valuation risk is realized if the buy-and-hold strategy is breached or if a business partner defaults and the collateral is insufficient.

IFRS valuation risks are reflected mainly in net gains/losses from fair value and hedge accounting, thus affecting equity and regulatory own funds. However, in the case of regulatory own funds, prudential filters are applied to offset the net measurement gains/losses on own issues.

IFRS valuation risks are given appropriate consideration in the risk-bearing capacity calculation, especially due to their impact on regulatory own funds.

Organization

Rentenbank does not have a trading book pursuant to Article 4(1) points (85) and (86) CRR.

The objectives of market risk management are the qualitative and quantitative identification, assessment, monitoring, and management of market risks. These tasks are performed by the Risk Controlling and Risk Management functions.

The Risk Controlling function quantifies market risks, monitors operating limits and risks as part of the risk-bearing capacity concept, and prepares risk reports. It reports to the member of the Board of Managing Directors who is responsible for the back office function.

The Treasury division manages market risks.

The Operations Financial Markets department and the Financial Institutions division monitor the market conformity of concluded transactions.

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Quantification of market risks

Interest rate risks

The Group limits its exposure to interest rate risk to the extent possible, especially through the use of derivatives. Derivatives are entered into on the basis of micro or macro relationships. The effectiveness of micro hedges is monitored daily using valuation units established for the hedging relationships. These economic micro or macro relationships are recognized in accordance with IFRS as hedging relationships accounted for in the balance sheet.

Gains or losses from maturity transformation are realized from money market transactions and, to a lesser extent, from the special promotional business. Generating income by taking interest rate risks is not a part of Rentenbank’s business strategy.

Gains or losses from maturity transformation result from short-term open positions as not all of the special promotional loans are instantly hedged due to their low volumes.

To quantify and monitor interest rate risks, the Group determines daily the corresponding present value sensitivity of all interest rate-sensitive transactions carried out in the Promotional Business and Treasury Management segments.

At Group level, a similar analysis is conducted quarterly. In accordance with regulatory requirements, Rentenbank is required to determine and report the impact of sudden and unexpected interest rate changes on its open positions in the banking book on a quarterly basis. The analysis examines whether the negative change in the present value exceeds 20% of total own funds. In accordance with regulatory provisions, equity is not taken into account in this assessment.

Interest rate risks may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors.

IFRS valuation risks

Changes in market parameters in the case of cross-currency basis swap spreads, basis swap spreads, credit spreads, exchange rates, as well as other prices, impact the valuation of financial instruments. Balance sheet items are hedged against interest rate and currency risks using corresponding hedges. In order to recognize economic hedging relationships, the allocation of foreign currency-denominated hedged items is based on the fair value option. This involves measuring both the hedging instruments and the hedged items at fair value. The valuation using the aforementioned market parameters results in significant fluctuations in value, even if there is a perfect hedging relationship in terms of cash flows.

The potential effects of IFRS valuation risks with regard to management objectives are taken into account in the risk coverage potential as part of the risk-bearing capacity analysis.

Standard scenarios

Under the standard scenario, the present value sensitivities of all open interest rate-sensitive transactions in the money market business and lending business portfolios are calculated daily, assuming a parallel shift in the interest rate curve. The results are compared with the relevant limits. The calculation is based on the assumption that the predicted value changes will not be exceeded with a probability of 95%. IFRS valuation risks are not taken into account in the standard scenario since this management approach focuses on the risk of unexpected losses in relation to the operating profit under both HGB and IFRS.

Stress scenarios

In order to estimate risks arising from extraordinary changes in market conditions, additional scenarios for interest rate changes are calculated for the money market business and lending business portfolios on a regular and an ad hoc basis. The monthly stress scenario also assumes a parallel shift in the interest rate curve.

To determine IFRS valuation risks, the calculations assume an increase in the basis swap spreads, the exchange rates, and in other prices as well as a reduction of cross-currency basis swap spreads and credit

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spreads. When aggregating individual risks, risk-mitigating correlation effects are only taken into account if they arise between cross-currency basis swap spreads and credit spreads.

Under the stress scenario, the predicted risk values will not be exceeded with a probability of 99%.

Risk buffer

Model inaccuracies and simplifications are given appropriate consideration by means of a risk buffer.

Limitation and reporting

Under the standard scenario, the risk coverage potential allocated to market risk amounted to EUR 19 million (2015: EUR 19 million).

Compliance with limits is monitored daily and is reported to the Board of Managing Directors. The Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed quarterly of the outcomes of the risk analyses.

Backtesting

The methods used to assess market risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

In the case of money market business and lending business, the scenario parameters are validated daily using historical interest rate trends.

To monitor interest rate risks at an overall bank level, the results from the daily scenario analyses are validated quarterly using a model based on present values.

Current risk situation

The assumptions and market parameters of the standard and stress scenarios were validated during the fiscal year 2016. The risk exposures of and adjustments to the standard and stress scenarios are described in the following.

Standard scenarios

As of December 31, 2016, market risk in the money market business and lending business segments was EUR 2.0 million (2015: EUR 10.4 million) in the case of a parallel shift in the interest rate curve of 40 basis points (bps). This equals a 10.5% utilization of the risk limit (2015: 54.7%). The average limit utilization in the fiscal year 2016 was EUR 2.3 million (2015: EUR 3.2 million) or 12.1% (2015: 20.4%). The maximum risk for the reporting year amounted to EUR 10.4 million (2015: EUR 10.5 million), while the lowest utilization was EUR 0.0 million (2015: EUR 0.0 million). No limits were exceeded in 2015 and 2016.

The risk buffer was increased to EUR 14.4 million (2015: EUR 7.0 million) during validation.

Stress scenarios

The stress scenarios assume a parallel shift of 60 bps (2015: 60 bps) in the interest rate curves. As of the reporting date, the risk exposure amounted to EUR 3.1 million (2015: EUR 15.4 million).

The costs for interest rate basis swaps with different maturities and denominated in the same currency amounted to EUR 231.6 million (2015: EUR 215.7 million) based on a parallel increase in the basis swap spreads by 11 bps (2015: 10 bps) and a widening of OIS IBOR spreads by 75 bps (2015: 79 bps).

A decrease in the cross-currency basis swap spread by 111 bps (2015: 109 bps) is assumed in relation to the costs for interest rate basis swaps with the same maturity and denominated in different currencies. This resulted in a sensitivity of EUR -1,681.0 million (2015: EUR -1,336.3 million).

The credit spreads are based on a debtor’s credit rating (structural credit quality), collateralization of products, and market-specific parameters (market liquidity in particular), among others. To measure sensitivity

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under the stress scenario, a parallel shift of -80 bps (-89 bps) and a parallel shift -108 bps (118 bps) are assumed for the lending and funding businesses, respectively. The risk exposure was EUR 1,867.9 million (2015: EUR -1,508.7 million).

The potential valuation loss in the case of an increase in the swaption volatilities by 118 bps (2015: 118 bps) amounted to EUR 14.7 million (2015: EUR 12.3 million) and in the case of an increase in cap/floor volatilities by 237 bps (2015: 237 bps) to EUR 2.0 million (2015: EUR 0.6 million).

The risk exposure to the translation of foreign currency positions into the euro assuming an exchange rate change of 35% (2015: 44%) amounted to EUR 69.5 million (2015: EUR 97.9 million).

The risk buffer amounted to EUR 24.5 million (2015: EUR 14.5 million).

Interest rate risks in the banking book

In accordance with BaFin Circular 11/2011 (BA), sudden and unexpected interest rate changes were simulated using a parallel shift of +(-)200 bps. As of the reporting date, the risk exposure in the case of rising interest rates amounted to EUR 418.3 million (2015: EUR 417.0 million). The ratio based on regulatory own funds amounted to 10.8% (2015: 11.4%). At no point during 2016 or 2015 did the ratio exceed the reporting threshold of 20%.

Foreign currency risks

No material risk was identified for any currency in 2016 or 2015. The following table presents a breakdown of the notional amounts by foreign currency:

Dec. 31, 2016

Notional amounts
in € million	USD	AUD	GBP	NZD	CHF	NOK	JPY	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	702.1	55.3	2,296.7	0.0	1,072.4	0.0	229.2	234.1	4,589.8
Positive fair values of derivative financial instruments	34,006.9	9,545.3	2,494.0	2,293.2	819.4	979.5	654.8	1,631.9	52,425.0

Total assets	34,709.1	9,600.6	4,790.7	2,293.2	1,891.8	979.5	884.0	1,866.0	57,014.9

Liabilities
Liabilities to banks	0.0	0.0	1.3	0.0	0.0	0.0	0.0	0.0	1.3
Liabilities to customers	99.6	0.0	11.7	13.9	0.0	0.0	40.5	0.0	165.7
Securitized liabilities	33,652.3	9,544.4	2,482.0	2,279.3	819.4	979.5	290.1	1,631.7	51,678.7
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	405.2	0.0	405.2
Negative fair values of derivative financial instruments	957.1	56.2	2,297.0	0.0	1,072.4	0.0	148.2	234.3	4,765.2

Total liabilities	34,709.0	9,600.6	4,792.0	2,293.2	1,891.8	979.5	884.0	1,866.0	57,016.1

Net currency position (assets)	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Net currency position (liabilities)	0.0	0.0	-1.3	0.0	0.0	0.0	0.0	0.0	-1.3

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Dec. 31, 2015

Notional amounts
in € million	USD	AUD	GBP	NZD	CHF	NOK	JPY	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	688.9	50.3	2,272.5	0.0	765.2	0.0	216.4	231.1	4,224.4
Positive fair values of derivative financial instruments	30,187.3	9,949.2	2,536.1	2,235.8	1,190.4	958.0	704.2	2,119.9	49,880.9

Total assets	30,876.3	9,999.5	4,808.6	2,235.8	1,955.6	958.0	920.6	2,351.0	54,105.4

Liabilities
Liabilities to banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities to customers	96.4	0.0	13.6	13.2	0.0	0.0	38.1	0.0	161.3
Securitized liabilities	29,820.7	9,949.2	2,521.9	2,222.6	1,190.6	958.0	360.9	2,119.3	49,143.2
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	381.5	0.0	381.5
Negative fair values of derivative financial instruments	959.1	50.3	2,273.1	0.0	765.0	0.0	140.1	231.7	4,419.3

Total liabilities	30,876.2	9,999.5	4,808.6	2,235.8	1,955.6	958.0	920.6	2,351.0	54,105.3

Net currency position (assets)	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Net currency position (liabilities)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Liquidity risk

Definition

Liquidity risk is defined as the risk that the Group is not able to meet its current or future payment obligations without restrictions or that the Group is unable to raise the required funds on the expected terms and conditions.

Market liquidity risk is defined as the risk that the Group may not able to sell assets instantaneously or that they can only be sold at a loss.

Controlling and monitoring

Rentenbank’s open cash balances are limited by an amount defined by the Board of Managing Directors on the basis of the funding opportunities available to Rentenbank. The Finance division monitors the liquidity position and the utilization of the limits daily and submits reports to the Board of Managing Directors and the Treasury division.

Instruments available for managing the short-term liquidity position include interbank funds, collateralized money market funds, the issuance of ECP, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes. It may also borrow funds with terms of up to two years via the Euro Medium Term Note program (EMTN program) or by issuing promissory notes, global bonds, and domestic financial instruments.

In order to limit short-term liquidity risks of up to one month, the imputed liquidity requirement under stress assumptions may not exceed either the amount of liquid assets pursuant to the Liquidity Coverage Ratio (LCR) or the freely available funding potential. In addition, liquidity risks are limited to a period of up to one week pursuant to MaRisk.

For terms of one month to two years, the imputed liquidity requirement is limited to the freely available funding potential.

In addition, for the purpose of calculating medium and long-term liquidity, expected cash inflows and outflows over the next 2 to 15 years are aggregated into quarterly segments and carried forward. The cumulative cash flows may not fall below the limit set by the Board of Managing Directors.

The appropriateness of the stress scenarios as well as the underlying assumptions and methods to assess the liquidity position are reviewed at least annually.

Under the risk-bearing capacity concept, liquidity risks are not covered by the risk coverage potential, but by counterbalancing capacity or liquid assets. Rentenbank’s triple-A ratings and the guarantee of the Federal

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Republic of Germany enable the Group to raise additional funds in the interbank markets at all times. Cash funds are also obtained from Eurex Clearing AG (collateralized money market funds in the form of securities repurchase agreements) and from the German Central Bank (Deutsche Bundesbank) (in the form of pledged securities and credit claims as eligible collateral in accordance with the KEV (Krediteinreichungsverfahren) procedure).

In accordance with the LCR, the bonds issued by Rentenbank are classified as liquid assets in the EU. Our bonds also qualify as highly liquid assets in other jurisdictions, such as the United States and Canada.

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position. The liquidity stress scenarios developed for this purpose are an integral part of the internal control model. They are calculated and monitored monthly. The scenario analyses comprise price declines of securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers, and calls of cash collateral. A scenario mix is used to simulate the cumulative occurrence of liquidity stress scenarios. Liquidity stress tests are also performed on an ad hoc basis if risk-related events occur.

Liquidity ratios pursuant to the Liquidity Regulation

Pursuant to the German Liquidity Regulation (Liquiditätsverordnung), cash balances and payment obligations are determined daily for the various cash-related on-balance sheet and off-balance sheet transactions. These are weighted according to regulatory requirements and a ratio is calculated. Moreover, these ratios are also calculated and extrapolated for future reporting. In the 2016 reporting year, the monthly reported liquidity ratio for the period of up to 30 days was between 2.59 and 4.04 (2015: 2.40 and 3.65, respectively), thus significantly exceeding the 1.0 ratio defined by regulatory requirements.

Liquidity ratios pursuant to the CRR

The regulatory liquidity ratios LCR and NSFR (Net Stable Funding Ratio) serve to limit short-term as well as medium and long-term liquidity risks. The objective is to enable banks to remain liquid even during periods of stress by holding a liquidity buffer and maintaining stable funding. In 2016, the minimum LCR requirement (i.e. the ratio of high-quality liquid assets to total net cash outflows under stress scenarios) was 0.7. The required ratio will increase until it reaches 1.0 in 2018. The minimum requirement for the NSFR (i.e. the ratio of the amount of available stable funding relative to the amount of required stable funding) is 1.0. The introduction is planned for 2019 at earliest in connection with the entry into force of CRR II.

The minimum LCR and the currently expected minimum NSFR were complied with in the reporting year 2016.

Reporting

The Board of Managing Directors is provided with a daily report on the short-term liquidity projection and with a monthly liquidity risk report on medium and long-term liquidity. The latter also includes the results of the scenario analyses, the liquidity ratios LCR and NSFR, and the calculation of the liquidity buffer pursuant to MaRisk. The Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed on a quarterly basis.

Current risk situation

Liquidity was secured at all times during the reporting year, even under stress assumptions. All liquidity limits and regulatory liquidity ratios were fully complied with.

Operational risk

Definition

Operational risks arise from failed or inadequate systems and processes, people, or external events. Operational risks also include legal risks, risks from money laundering, terrorist financing or other criminal acts, behavioral risks, risks from outsourcing, operating risks, and event or environmental risks. In the Group’s view,

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they do not comprise entrepreneurial risks, such as business risks, regulatory risks, reputational risks, or pension risks.

Controlling and monitoring

All operational risks are aggregated and analyzed on a centralized basis by the Risk Controlling function. It is responsible for the use of instruments and the methodological development of risk identification, assessment, management and communication. Operational risks are managed by the relevant organizational units.

Legal risk is managed and monitored by the Legal & Human Resources division. It informs the Board of Managing Directors of the current or potential legal disputes both on an ad-hoc basis as well as in semi-annual reports. Legal risks from business transactions are largely reduced by the Group using standardized contracts. The Legal department is involved early in decision-making and significant projects are to be carried out in collaboration with the Legal & Human Resources division. Legal disputes are recorded immediately in the loss event database. They are monitored using a defined risk indicator for the purpose of early risk identification.

In addition, Rentenbank has established a Compliance function and a central unit for the prevention of money laundering, terrorist financing, and other criminal acts. Such risks are identified on the basis of a hazard analysis in accordance with Section 25h KWG. As these may put the Group’s assets at risk, organizational measures are defined to optimize risk prevention. For this purpose, the Group also analyzes whether general and bank-specific requirements for an effective organization are complied with.

Risks involved in outsourcing are regarded as operational risks. Rentenbank uses decentralized monitoring for outsourcing arrangements, comprising risk management and risk monitoring. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is subject to specific requirements, in particular with respect to the contract, the intervals of the risk analysis, and reporting.

Operating risks as well as event or environmental risks are identified on a group-wide basis. They are managed and monitored based on their materiality.

The Group has appointed an Information Security Officer (ISO) and implemented an Information Security Management System (ISMS). The ISO monitors compliance with the requirements defined by the ISMS and ensures the confidentiality, availability, and integrity of the IT systems. The ISO is involved in the case of critical IT-related incidents.

An emergency manual describes the disaster prevention measures and the emergency procedures in the event of a disaster. Further emergency plans are to be applied in the case of potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

Quantification of operational risk

As part of the risk-bearing capacity concept for the standard scenario, operational risks are quantified using a process based on the regulatory basic indicator approach. The risk assumed under the stress scenario is twice the number of incidents assumed under the standard scenario.

All loss events and near incidents are recorded in a loss event database by operational risk officers on a decentralized basis. The Risk Controlling function is accountable for the analysis and aggregation of the incidents as well as for the methodological development of the instruments used.

Rentenbank also carries out self-assessments in the form of workshops. At least annually, material operational risk scenarios are analyzed and assessed with regard to the business processes that are significant for Rentenbank’s business model. This also involves defining subsequent measures (e.g. regarding fraud prevention).

Limitation and reporting

The limit for operational risks is derived using the modified regulatory basis indicator approach. Reports are prepared on a quarterly basis.

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Current risk situation

The risk value for operational risk in the standard scenario amounted to EUR 23.6 million as of the reporting date (2015: EUR 24.6 million). Under the stress scenario, the risk exposure amounted to EUR 47.3 million (2015: EUR 49.2 million) as of the reporting date.

In the fiscal year 2016, four significant incidents (valued at more than EUR 5 thousand) were entered into the loss event database with a potential net loss of EUR 231 thousand. Four significant single losses resulting from operational risks had been incurred in the prior year.

Regulatory and reputational risks

Definition

Regulatory risk is the risk that a change in the regulatory environment could adversely affect the Group’s business activities or operating profit and that regulatory requirements are not sufficiently met.

Reputational risks refer to the risk of negative economic effects resulting from damage to the Group’s reputation.

Controlling and monitoring

Regulatory risks are managed through active involvement in regulatory projects as well as other legal initiatives affecting Rentenbank and by identifying potential consequences for Rentenbank. The Regulatory working group plays a central role in the process. In particular, it is responsible for monitoring and evaluating regulatory and other legal initiatives, as well as for strengthening the compliance structure. To this end, the Regulatory working group initiates and monitors implementation projects. It reports to the Board of Managing Directors on a regular basis.

A code of conduct and professional external corporate communications contribute to the management of reputational risks.

Regulatory and reputational risks are quantified and monitored in a stress scenario as part of the income planning. To this end, regulatory and reputational risks are assumed to have monetary effects (e.g. increased funding costs or unexpected operating and personnel expenses) on the implementation of regulatory requirements. Furthermore, regulatory and reputational risks are identified within the framework of self-assessments.

Losses incurred are monitored in the loss event database as well as in the monthly target/actual comparisons in the income statement.

Limitation and reporting

Under the standard scenario, the risk limit allocated to regulatory and reputational risks amounts to EUR 24.0 million (2015: EUR 23.0 million). Reports are prepared on a quarterly basis.

Current risk situation

As of the reporting date, the risk value determined for regulatory and reputational risks amounted to EUR 23.4 million (2015: EUR 22.2 million) in the standard scenario and to EUR 46.8 million (2015: EUR 44.5 million) in the stress scenario.

As in the prior year, no loss incurring events related to regulatory or reputational risks occurred during the reporting period.

Risk-bearing capacity – going concern approach

The going concern approach assumes that an entity will continue in operation for the foreseeable future. It also monitors the achievement of the management objectives “Generating a stable adequate operating profit (operating profit under HGB)” and “Complying with regulatory requirements”. This involves comparing

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credit risks, market risks, and operational risks arising from the standard and stress scenarios, as well as the Group’s regulatory and reputational risks, with an amount of the risk coverage potential.

After deducting regulatory capital requirements, taking into account prudential filters, sufficient regulatory own funds must be available to cover the risks from conservative stress scenarios. Regulatory own funds were determined using a total capital ratio of 13.91%, in accordance with the warning threshold defined in the recovery plan. In 2015, Rentenbank determined regulatory own funds on the basis of the warning threshold of 12.0% of the Common Equity Tier 1 capital ratio (CET1 ratio).

Risk coverage potential

The risk coverage potential is used to cover expected and unexpected losses. It is derived from the consolidated figures under IFRS. Risk coverage potential 1 is used to cover risks from the standard scenarios, while risk coverage potential 2 covers risks from the stress scenarios.

The following table provides a breakdown of the risk coverage potential as of the balance sheet date:

	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Available operating profit	151.4	187.8
Retained earnings (pro rata)	201.0	156.2

Risk coverage potential 1	352.4	344.0

Retained earnings (pro rata)	1,263.5	1,118.9
Own credit risk and DVA	-0.1	-0.1
Revaluation reserve	65.4	61.6
Undisclosed liabilities from securities	-3.3	-3.7

Risk coverage potential 2	1,677.9	1,520.7

Retained earnings (pro rata)	2,000.0	2,200.0
Subscribed capital (capital stock)	135.0	135.0

Risk coverage potential 3	3,812.9	3,855.7

The allocation of risk coverage potential 1 to the risk types credit risk, market risk, and operational risk as well as regulatory and reputational risk is presented in the following table:

	Allocated risk covering potential

	Dec. 31, 2016		Dec. 31, 2015

	€ million	%	€ million	%

Credit risk	260.0	73.8	260.0	75.6
Market risk	33.4	9.5	26.0	7.5
Operational risk	35.0	9.9	35.0	10.2
Regulatory and reputational risk	24.0	6.8	23.0	6.7

Total risk exposure	352.4	100.0	344.0	100.0

Risk coverage potential 1	352.4	100.0	344.0	100.0

Risk coverage potential 2 is used as an overall limit and is not allocated to the individual risk types.

Risk scenarios

A distinction is made between standard and stress scenarios.

Standard scenarios

The standard scenarios assume credit defaults, potential changes in market prices as well as the occurrence of significant operational, regulatory and reputational damages.

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The risk exposures of the individual risk types as well as the utilization of the risk coverage potential are presented in the following table:

	Standard scenarios

	Dec. 31, 2016		Dec. 31, 2015

	€ million	%	€ million	%

Credit risk	65.5	50.8	67.7	51.3
Market risk	16.4	12.7	17.4	13.2
Operational risk	23.6	18.3	24.6	18.7
Regulatory and reputational risk	23.4	18.2	22.2	16.8

Total risk exposure	128.9	100.0	131.9	100.0

Risk covering potential 1	352.4		344.0

Utilization		36.6		38.3

A lump sum amount of EUR 50 million (risk buffer) is included in the credit risk scenarios to account for sectoral concentration risks.

The warning indicator (risk appetite) of 80% of risk coverage potential 1 was not exceeded in 2016 and 2015.

Stress scenarios

For credit risk within the total loan portfolio, we assume full utilization of all internal counterparty limits, deteriorations in the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default rates within the overall loan portfolio.

The stress scenarios for market risks include a parallel shift in the yield curves, spreads, volatilities, and exchange rates.

For operational risks and regulatory and reputational risks, we assume a number of incidents that is twice as high under the stress scenario as under the standard scenario.

The following tables present the risk exposures as well as the utilization of the risk coverage potential:

	Stress scenarios

	Dec. 31, 2016		Dec. 31, 2015

	€ million	%	€ million	%

Credit risk	123.0	16.4	145.5	18.9
Market risk	532.3	71.0	529.1	68.9
Operational risk	47.3	6.3	49.2	6.4
Regulatory and reputational risk	46.8	6.2	44.5	5.8

Total risk exposure	749.4	99.9	768.3	100.0

Risk covering potential 2	1,677.9		1,520.7

Utilization		44.7		50.5

	Stress scenarios

	Dec. 31, 2016		Dec. 31, 2015

	€ million	%	€ million	%

Market risk (interest rate risks)	3.1	0.6	15.4	2.9
Market risk (IFRS valuation risks)	504.7	94.8	499.2	94.4
Of which cross-currency basis swap spreads	-1,681.0		-1,336.0
Of which basis swap spreads	231.6		215.7
Of which credit spreads	1,867.9		1,508.7
Of which cap/floor volatilities	2.0		0.6
Of which swaption volatilities	14.7		12.3
Of which currency translation	69.5		97.9

Market risk (risk buffer)	24.5	4.6	14.5	2.7

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The warning indicator of 80% of risk coverage potential 2 (risk appetite) was not exceeded in 2016 and 2015.

After fulfilling the regulatory minimum capital ratios, risk coverage potential 2 available as of the reporting date was sufficient to cover risk exposures under the stress scenarios.

Under the 5-year planning report of December 31, 2016, there is also sufficient capital available to cover the stress scenarios under the going concern approach after complying with the regulatory capital requirements.

Risk-bearing capacity – gone concern approach

As an additional risk management approach, risk-bearing capacity is analyzed using the gone concern approach. Under this approach, the Group focuses on creditor protection. Therefore, all hidden reserves and liabilities are taken into account in the risk coverage potential. Unplanned or unrealized profits (available operating profit) are not taken into account. Under the gone concern approach, the remaining amount of the risk coverage potential must be sufficient to cover the effects arising from the more conservative stress scenarios. Gone concern scenarios are simulated for credit, market, operational risks, and regulatory and reputational risks using a probability of 99.9%.

Gone concern scenarios for credit risk and market risks are determined using the same assumptions as in the stress scenarios, but based on the higher probability of 99.9%. Under the gone concern approach, risks from all positions are analyzed irrespective of their accounting. As regards operational risk as well as regulatory and reputational risk, we assume a risk exposure that is four times higher than under the standard scenario.

Apart from creditor protection, this risk management approach also serves to observe and critically evaluate the results. This did not result in any adjustments to the going concern approach. Under the gone concern approach, the risk-bearing capacity was maintained at all times during 2016 and 2015.

Inverse stress tests and economic downturn

Credit, market, liquidity, operational risks, and regulatory and reputational risks were also subject to an inverse stress test. The starting point is the maximum loss to be borne in the amount of the risk coverage potential. The assumed scenarios have a low probability of occurrence.

The effects of an economic downturn are also assessed. The Group’s risk-bearing capacity was not at risk under this scenario during 2016 and 2015.

Under the recovery plan, Rentenbank has developed various stress scenarios that are tailored to the bank’s risk profile and could each trigger a near-default situation if no recovery measures were initiated. This involved analyzing scenarios that develop quickly and gradually as well as idiosyncratic, market-wide, and combined scenarios. A near-default situation occurs if at least one recovery indicator has exceeded or fallen below its threshold and Rentenbank is still in a position to act independently. The stress scenarios were analyzed according to their development over time and were quantified using all of the defined recovery indicators.

Regulatory capital ratios

The Group applies the waiver provision by virtue of Article 7(3) CRR on an individual basis in accordance with Article 6(1) CRR. Eligible own funds and risk-weighted assets are presented in accordance with IFRS. Both the total capital ratio of 25.7% (2015: 23.2%) and the Tier 1 capital ratio of 23.2% (2015: 20.2%) were above regulatory requirements, as well as above the minimum requirements set by the ECB.

Financial reporting process

The tasks of the financial reporting process range from account allocation and processing of transactions to preparation of the required annual and consolidated financial statements.

The objectives of the accounting-related ICS/RMS are to comply with financial reporting standards and regulations, as well as to ensure the propriety of accounting.

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The consolidated financial statements of Rentenbank are prepared on a voluntary basis pursuant to Section 315a (1) sentence 1 HGB in accordance with all IFRS required to be applied in the EU for the reporting period and the additional requirements of German commercial law under Section 315a (1) HGB, taking into account the uniform accounting policies set out in the Group Manual. Rentenbank prepares its financial statements in accordance with HGB and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – RechKredV).

The rules are documented in manuals and work instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal, regulatory and process-related requirements. The involvement of the Finance division in the New Product Process ensures that new products are included in a proper manner in the financial reporting system.

The documentation of the financial reporting process complies with German Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung – GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept in accordance with the statutory retention periods.

There is a clear separation of functions of the organizational units primarily involved in the financial reporting process. Money market transactions, loans, securities, and liabilities are entered in separate sub-ledgers by different organizational units. The data is transferred from the sub-ledgers to the general ledger via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, methodology for booking transactions, parameterization of the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using external market prices or accepted valuation models.

The annual financial statements of the subsidiaries included in the consolidated financial statements are reconciled to IFRS, taking into account group-wide accounting policies, and are included in Rentenbank’s consolidated financial statements by way of full consolidation. The entire process, including consolidation measures, is subject to the principle of dual control as well as to mandatory plausibility and consistency checks.

Rentenbank uses internally developed financial accounting software. The granting of authorizations for necessary tasks only is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as target/actual comparisons are intended to ensure that errors are identified and corrected in a timely fashion. These measures also ensure the correct recognition, presentation, and measurement of assets and liabilities.

The Internal Audit department regularly performs process-independent reviews to assess whether the accounting-related ICS/RMS functions efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Board of Supervisory Directors and its committees are regularly informed about current business developments by the Board of Managing Directors. In addition, information about extraordinary events is provided without delay.

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Voluntary Consolidated Financial Statements

Consolidated statement of comprehensive income
for the period from January 1 to December 31, 2016

		Notes	Jan. 1 to Dec. 31, 2016 € million	Jan. 1 to Dec. 31, 2015 € million

1)	Income statement
	Interest income		3,567.3	3,734.4
	Interest expense		3,233.9	3,403.4

	Net interest income	25	333.4	331.0
	Allowance for credit losses/promotional contribution	26	20.6	18.6
	Of which additions to promotional contribution		89.3	82.1
	Of which utilization of promotional contribution		70.2	67.3

	Net interest income after allowance for credit losses/promotional contribution		312.8	312.4
	Fee and commission income		0.1	0.2
	Fee and commission expenses		2.3	2.4
	Net fee and commission income	27	-2.2	-2.2
	Administrative expenses	28	67.3	65.0
	Other operating income/expenses	29	-3.0	-4.4
	Net gains/losses from fair value and hedge accounting	30	-235.0	204.9
	Income taxes	31	-1.2	-2.6

	Group’s net income		4.1	443.1

2)	Other comprehensive income
	Items that may be reclassified subsequently to profit or loss when specific conditions are met:
	Net gains/losses on available-for-sale instruments	53	11.4	-56.5
	Items that will not be reclassified to profit or loss:
	Actuarial gains/losses on pension obligations	50	-7.6	5.7

	Other comprehensive income		3.8	-50.8

3)	Group’s total comprehensive income		7.9	392.3

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For informational purposes: Reconciliation to distributable profit

	Jan. 1 to Dec. 31, 2016 € million	Jan. 1 to Dec. 31, 2015 € million

Group’s net income	4.1	443.1
Releases from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	21.6	23.1
b) from other retained earnings	54.9	0.0
Allocations to retained earnings
a) to principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	65.8	65.9
b) to other retained earnings	0.0	386.0

Distributable profit	14.8	14.3

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Consolidated balance sheet as of December 31, 2016

	Notes	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Assets
Cash and balances with central banks	34	6.7	21.2
Loans and advances to banks	35	57,511.0	55,457.2
Of which promotional contribution	37	-356.8	-343.7
Loans and advances to customers	36	7,496.8	6,380.9
Of which promotional contribution	37	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	38	1,258.6	1,298.8
Positive fair values of derivative financial instruments	39	6,549.5	7,238.9
Financial investment	40	19,254.6	19,912.2
Investment property	41	13.9	14.4
Property and equipment	42	22.3	22.6
Intangible assets	43	11.6	12.9
Current income tax assets	44	0.2	1.2
Other assets	45	2,920.6	2,932.3

Total assets		95,045.8	93,292.6

	Notes	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Liabilities and equity
Liabilities to banks	46	2,448.5	2,829.3
Liabilities to customers	47	4,189.0	4,408.3
Securitized liabilities	48	73,831.8	71,544.9
Negative fair values of derivative financial instruments	49	7,333.1	7,152.9
Provisions	50	172.8	161.1
Subordinated liabilities	51	740.7	729.4
Other liabilities	52	2,650.4	2,780.8
Equity	53	3,679.5	3,685.9
Subscribed capital		135.0	135.0
Retained earnings		3,464.2	3,474.9
Revaluation reserve		65.5	61.7
Distributable profit		14.8	14.3

Total liabilities and equity		95,045.8	93,292.6

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Consolidated statement of changes in equity

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2016	135.0	3,474.9	61.7	14.3	3,685.9
Group’s net income		-10.7		14.8	4.1
Unrealized gains/losses on available-for-sale instruments			11.4		11.4
Actuarial gains/losses on pension obligations			-7.6		-7.6

Group’s total comprehensive income	0.0	-10.7	3.8	14.8	7.9

Appropriation of distributable profit				-14.3	-14.3

Dec. 31, 2016	135.0	3,464.2	65.5	14.8	3,679.5

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2015	135.0	3,046.1	112.5	13.8	3,307.4
Group’s net income		428.8		14.3	443.1
Unrealized gains/losses on available-for-sale instruments			-56.5		-56.5
Actuarial gains/losses on pension obligations			5.7		5.7

Group’s total comprehensive income	0.0	428.8	-50.8	14.3	392.3

Appropriation of distributable profit				-13.8	-13.8

Dec. 31, 2015	135.0	3,474.9	61.7	14.3	3,685.9

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Consolidated cash flow statement

		2016	2015
	Notes	€ million	€ million

Group’s net income		4.1	443.1
Non-cash items included in Group’s net income and reconciliation to cash flow from operating activities:
Amortization, depreciation and allowance of intangible assets, property and equipment, and investment property	28	7.0	6.2
Allowance for credit losses/promotional contribution	26	15.7	16.7
Additions to/reversals of provisions	50	27.9	12.3
Gains/losses from the disposal of property and equipment		0.1	0.1
Change in other non-cash items		0.0	0.2
Net gains/losses from fair value and hedge accounting	30	240.0	-201.9
Net interest income	25	-333.4	-331.0

Subtotal		-38.6	-54.3
Changes in assets and liabilities after adjustment of non-cash items:
Loans and advances to banks	35	-2,063.7	-4,068.0
Loans and advances to customers	36	-1,115.5	-851.6
Positive fair values of derivative financial instruments	39	689.4	-1,280.5
Financial assets	40	225.4	8.6
Other assets		52.9	-63.6
Liabilities to banks	46	-380.8	644.6
Liabilities to customers	47	-219.3	-546.4
Securitized liabilities	48	2,286.9	2,366.1
Negative fair values of derivative financial instruments	49	180.2	342.3
Other liabilities		-137.7	1,201.3
Interest received	25	3,560.4	3,727.8
Dividends received	25	6.9	6.6
Interest paid	25	-3,233.9	-3,403.4
Valuation adjustments		-240.0	201.9

Cash flows from operating activities		-427.4	-1,768.6
Proceeds from repayment/disposal of:
Financial investments	40	3,372.6	5,260.7
Property and equipment	42	0.2	0.1
Payments for acquisition of:
Financial investments	40	-2,940.3	-3,480.3
Intangible assets and property and equipment	42.43	-5.3	-5.9

Cash flows from investing activities		427.2	1,774.6
Subordinated liabilities	51	0.0	0.0
Appropriation of distributable profit pursuant to Section 9 of Rentenbank’s Governing Law		-14.3	-13.8

Cash flows from financing activities		-14.3	-13.8

Cash and cash equivalents at beginning of period		21.2	29.0
Cash flows from operating activities		-427.4	-1,768.6
Cash flows from investing activities		427.2	1,774.6
Cash flows from financing activities		-14.3	-13.8

Cash and cash equivalents at end of period		6.7	21.2

The consolidated cash flow statement shows the changes in cash and cash equivalents for the fiscal years 2016 and 2015 from operating, investing, and financing activities. Cash and cash equivalents correspond to cash and balances with central banks reported in the consolidated balance sheet.

Cash flows from operating activities were determined using the indirect method. Under this method, the Group’s net income is adjusted for non-cash items, such as depreciation, amortization, measurement gains or losses, and additions or reversals of provisions. The Group’s adjusted net income is further adjusted for cash-related changes in assets and liabilities attributable to operating activities. Interest paid and received, together with dividends, are classified as cash flows from operating activities. Cash flows from investing and financing activities were directly derived from financial accounting.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, prepared in accordance with IAS 7, is only of limited informative value as an indicator of the liquidity position. For further details on the Group’s liquidity management, please refer to the information provided in the combined management report.

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Notes to the consolidated financial statements

Application of new or amended standards and interpretations

Accounting policies
(1)	General disclosures
(2)	Accounting estimates and judgments
(3)	Scope of consolidation
(4)	Consolidation principles
(5)	Financial instruments
(6)	Determination of the fair value for financial instruments
(7)	Hedge accounting
(8)	Hybrid financial instruments (embedded derivatives) 88
(9)	Impairment of financial assets
(10)	Foreign currency translation
(11)	Repurchase agreements, collateralized loans, and securities lending transactions
(12)	Accounting for leases
(13)	Allowance for credit losses/promotional contribution
(14)	Investment property
(15)	Property and equipment
(16)	Intangible assets
(17)	Impairment of non-financial assets
(18)	Other assets
(19)	Tax assets/liabilities
(20)	Pension provisions for pensions and similar obligations
(21)	Other provisions
(22)	Other liabilities
(23)	Equity
(24)	Contingent liabilities and other commitments

Notes to the consolidated statement of comprehensive income
(25)	Net interest income
(26)	Allowance for credit losses/promotional contribution
(27)	Net fee and commission income
(28)	Administrative expenses
(29)	Other operating income/expenses
(30)	Net gains/losses from fair value and hedge accounting
(31)	Income taxes

Segment reporting
(32)	Disclosures on segment reporting
(33)	Segments

Notes to the balance sheet
(34)	Cash and balances with central banks
(35)	Loans and advances to banks
(36)	Loans and advances to customers
(37)	Allowance for credit losses/promotional contribution in the lending business
(38)	Fair value changes of hedged items in a portfolio hedge
(39)	Positive fair values of derivative financial instruments
(40)	Financial investments
(41)	Investment property
(42)	Property and equipment
(43)	Intangible assets
(44)	Current income tax assets
(45)	Other assets
(46)	Liabilities to banks
(47)	Liabilities to customers
(48)	Securitized liabilities
(49)	Negative fair values of derivative financial instruments
(50)	Provisions
(51)	Subordinated liabilities
(52)	Other liabilities
(53)	Equity

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Notes to financial instruments
(54)	Reconciliation of carrying amounts to categories
(55)	Financial instruments designated as at fair value
(56)	Net gains or losses by measurement category
(57)	Disclosures on the fair value of financial instruments measured at fair value
(58)	Disclosure on the fair value of financial instruments measured at amortized cost
(59)	Derivatives

Other disclosures
(60)	Capital management
(61)	Regulatory capital
(62)	Country-by-country reporting
(63)	Assets pledged and received as collateral
(64)	Contingent liabilities and other commitments
(65)	List of participations
(66)	Related party disclosures

Additional disclosures pursuant to the German Commercial Code (HGB)
(67)	Average number of employees
(68)	Auditors’ fees

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Accounting principles

The consolidated financial statements of Rentenbank were prepared on a voluntary basis* pursuant to Section 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB) and in accordance with all International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) for the fiscal year 2016 and the additional requirements applicable under Section 315a (1) HGB. They are based on Regulation No 1606/2002 of the European Parliament and of the Council of July 19, 2002 and the regulations through which IFRS were incorporated into EU law. IFRS encompass the individual standards referred to as IFRS as well as the International Accounting Standards (IAS) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The voluntary consolidated financial statements (hereinafter referred to as the consolidated financial statements) comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements. In addition, a combined management report has been prepared, comprising the group management report and the management report of Landwirtschaftliche Rentenbank (Rentenbank). The consolidated financial statements and the combined management report were prepared by the Board of Managing Directors of Rentenbank. The consolidated financial statements and the combined management report are approved and authorized for publication after approval by the Board of Supervisory Directors on April 6, 2017.

The presentation currency is the euro (EUR). The amounts presented in the consolidated financial statements are rounded to the nearest million euros unless otherwise indicated. Due to rounding, figures may not add up precisely to the totals provided. However, this does not affect the quality of the report. The reporting year corresponds to the calendar year.

Qualitative disclosures on credit, liquidity and market risks resulting from financial instruments in accordance with IFRS 7.31-42 are presented in the combined management report.

The expanded disclosure requirements on country-by-country reporting pursuant to Section 26a of the German Banking Act (Kreditwesengesetz – KWG) are presented in Note 62.

Application of new or amended standards and interpretations

Currently applicable IFRS

In the fiscal year 2016, the following standards and interpretations are required to be applied for the first time:

IFRS 14 Regulatory Deferral Accounts

This standard permits rate-regulated companies to continue to apply local GAAP to regulatory deferral accounts upon transition to IFRS.

The European Commission decided not to adopt this interim standard, but to wait for the finalization of the rules regarding the accounting for regulatory deferral accounts by the IASB.

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

This standard clarifies that interests acquired in a joint operation in which the activity constitutes a business, as defined in IFRS 3, are generally subject to all of the provisions of IFRS 3.

The amendments do not have any impact on Rentenbank’s consolidated financial statements.

*	Taking into account the exemption as set out in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare consolidated financial statements in accordance with the German Commercial Code. Consequently, pursuant to Section 315a HGB, Rentenbank is not required to prepare consolidated financial statements in accordance with IFRS. Therefore, the consolidated financial statements of Rentenbank are prepared on a voluntary basis.

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Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

These standards clarify that revenue-based methods for calculating depreciation and amortization on property, plant and equipment or intangible assets are not considered to be an appropriate manifestation of consumption. Under the revised provisions, intangible assets may be amortized using such revenue-based methods only in specified circumstances.

The amendments do not have any impact on Rentenbank’s consolidated financial statements.

Amendments to IAS 16 and IAS 41: Agriculture – Bearer Plants

These standards permit bearer plants, such as grapevines, to be accounted for as property, plant and equipment if certain criteria are met.

The amendments do not have any impact on Rentenbank’s consolidated financial statements.

Amendments to IAS 27: Equity Method in Separate Financial Statements

This standard allows the application of the equity method as an additional accounting option for investments in subsidiaries, joint ventures and associates in separate financial statements if the reporting entity prepares these statements in compliance with IFRS.

The amendments do not have any impact on Rentenbank’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28: Sales or Contributions of Assets between an Investor and its Associate or Joint Venture

The amendments clarify that in the case of transactions with an associate or joint venture, the amount of gain or loss to be recognized depends on the fact whether the sale or contribution of assets constitutes a business.

The effective date of these amendments has been postponed indefinitely. On the basis of the current version of the standard, the amendments are not expected to have any impact on Rentenbank’s consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements project made amendments to four standards. The objective is to clarify existing IFRSs by changing the wording in individual IFRSs. The amendments concern IFRS 5, IFRS 7, IAS 19, and IAS 34.

The first-time application of the Annual Improvements to IFRSs 2012-2014 Cycle does not result in any changes in Rentenbank’s consolidated financial statements.

Amendments to IAS 1: Disclosure Initiative

The amendments clarify the assessment of the materiality of disclosure requirements as well as presentation and structuring issues.

The amended provisions do not have any impact on Rentenbank’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IFRS 28: Investment Entities – Applying the Consolidation Exception

The amendments clarify the application of the exception to the requirement to consolidate subsidiaries in accordance with IFRS 10, as well as the corresponding disclosure requirements in accordance with IFRS 12. They apply to parent companies that meet the criteria of an investment entity as defined in this standard.

The amendments do not have any impact on Rentenbank’s consolidated financial statements.

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Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions and the Annual Improvements to IFRSs 2010-2012 Cycle were already applied in 2015. This did not have any impact on Rentenbank’s consolidated financial statements.

IFRS applicable in future

The following IFRS pronouncements were not effective as of the reporting date. Unless otherwise noted, the relevant IFRSs have already been endorsed by the EU. The related provisions are not applied early in Rentenbank’s consolidated financial statements.

Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments to IAS 12 clarify the recognition of deferred tax assets on temporary differences from unrealized losses.

The amendments are required to be applied for the first time in the fiscal year 2017. Since Rentenbank is exempt from taxation as a parent company, these amendments are not expected to have any material impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Amendments to IAS 7: Disclosure Initiative

This standard complements the existing disclosure requirements on the statement of cash flows. The objective is to improve the transparency of changes in liabilities arising from an entity’s financing activities.

The amendments are required to be applied for the first time in the fiscal year 2017. They are not expected to have a material impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRS 9 Financial Instruments

This standard provides guidance for the accounting for financial instruments and replaces large portions of IAS 39. In the future, financial assets will be classified and measured according to their contractual cash flow characteristics and the business models under which they are held. The relevant category and, in particular, the subsequent measurement are determined depending on these factors. In accordance with IFRS 9, there are three categories for financial assets: measured at amortized cost, measured at fair value through profit or loss, and measured at fair value through other comprehensive income.

Loss allowances will no longer be restricted to losses already incurred, but will also extend to expected losses. The presentation of recognized hedging relationships is also subject to new regulations under IFRS 9 and will be more strongly based on risk management.

The macro hedge accounting project has not yet been finalized by the standard setter. Therefore, when applying IFRS 9 for the first time, the Group has an accounting policy choice to continue to apply the hedge accounting requirements of IAS 39 instead of IFRS 9. Rentenbank waits for the completion of the project and uses the option.

The European Commission decided to adopt IFRS 9 Financial Instruments into EU law. The endorsement was effected in the fourth quarter of 2016. The standard is required to be applied for the first time in the fiscal year 2018.

In preparation of the implementation project of the new standard, planned for 2017, a comprehensive preliminary analysis was conducted in the fiscal year 2016 for phase I (classification and measurement) and phase II (impairment).

Due to its buy-and-hold strategy, Rentenbank expects that the business model for the relevant instruments will be defined consistently as “hold”. A preliminary analysis of the debt instruments in the lending and securities business showed that the cash-flow criterion is met in almost all instances. Based on current information, the majority of the portfolio of debt instruments will be classified at amortized cost, resulting from the combination of the “hold” business model and the fulfillment of the cash-flow criterion. The necessary or voluntary reclassifications are expected to result in corresponding effects in net gains/losses from fair value and hedge accounting as well as in the revaluation reserve. Upon completion of the preliminary analysis, it was not

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yet possible to make precise statements, nor to quantify the impact of the changes in the measurement classes.

In accordance with IFRS 9, the allowance for credit losses has to take into account both incurred losses and expected losses. The new standard prescribes the use of an expected credit loss model (ECL model) for determining expected losses. The ECL model is applied to debt instruments that are measured subsequently at amortized cost or at fair value through other comprehensive income.

The allowance for credit losses is measured at an amount equal to expected losses within the next twelve months (12-month ECL) or at an amount equal to expected losses that arise over the entire term of the financial instrument (lifetime ECL). The lifetime ECL has to be applied if credit risk has increased significantly since initial recognition. IFRS 9 allows entities to use practical expedients in the determination of a significant increase in credit risk and the associated classification of the debt instruments with regard to the ECL model. One of the practical expedients is the lump-sum recognition of the 12-month ECL for debt instruments that have a low credit risk as of the reporting date (low credit risk exemption). Rentenbank does use any further practical expedients due to the composition of its credit portfolio.

A significant aspect in the application of the ECL model is giving appropriate consideration to future-oriented information. This is particularly relevant to determining and applying default probabilities.

Within the framework of the preliminary analysis, the major technical aspects of the ECL model were designed and examined as to the possible technical implementation methods. Apart from determining the necessary data basis for the ECL model, this also included the possibility to apply the practical expedients permitted under IFRS 9. Another outcome of the preliminary analysis is the prototypical determination of the ECL model to estimate any potential effects of the new standard and to comply with regulatory reporting requirements. On the basis of the current framework, Rentenbank does not expect the new standard to have a material impact on the amount of the allowance for credit losses.

In addition to the technical design, one of the key results of the preliminary analysis is a rough IT model which represents the basis for the implementation of phases I and II until initial application.

As part of the implementation project, the findings gathered from the preliminary analysis need to be validated with regard to classification. They also have to be supplemented by data on new business. In addition, a decision has to be made regarding the extent to which the option to measure equity instruments at fair value through other comprehensive income will be applied.

At Rentenbank, the fair value option is only applied to debt instruments due to accounting mismatches. Therefore, a decision has to be made within the context of the implementation project whether the Group will continue to use the fair value option or whether it will be abandoned. Moreover, the Group plans to implement a process to classify new business, to update the Group Manual and all internal working papers, as well as to implement regulatory requirements.

This will be accompanied by the IT-specific implementation of the classification requirements, along with the associated measurement routine and the classification at the date of transition, as well as the IT-specific implementation for the determination of impairment. The implementation will take place in 2017.

IFRS 15 Revenue from Contracts with Customers

The standard includes the new regulations on revenue recognition and replaces IAS 18 Revenue and IAS 11 Construction Contracts as well as some of the associated interpretations.

IFRS 15 applies to contracts with customers in relation to the sale of goods or the provision of services. Exceptions have been introduced for financial instruments and leases, inter alia.

The standard is required to be applied for the first time in the fiscal year 2018. Rentenbank does not expect this standard to have any impact since the bank’s material revenues are generated from contracts with customers that are within the scope of application of other standards (IFRS 9, IFRS 16). Revenues not related to Rentenbank’s banking operations represent an insignificant amount.

Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments consist of clarifications regarding the classification and measurement of share-based

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payment transactions and affect, in particular, the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions.

The amendments are required to be applied for the first time in the fiscal year 2018. They are not expected to have any impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4

Insurance Contracts

The amendments aim to reduce the effects of the different effective dates of IFRS 9 and the forthcoming standard IFRS 4, in particular on entities whose activities are predominantly connected with insurance.

The amendments are required to be applied for the first time in the fiscal year 2018. However, they are not relevant to Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Amendments to IFRS 15 – Clarifications to IFRS 15

The amendments clarify various requirements of IFRS 15, but also other practical expedients upon transition to the new standard. In addition to the clarifications, the amended standard includes two further practical expedients to reduce cost and complexity for an entity when it first applies the new standard.

The amendments are required to be applied for the first time in the fiscal year 2018. They are not expected to have any impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Annual Improvements to IFRS Standards 2014-2016 Cycle

The amendments from the Annual Improvements to IFRS Standards 2014-2016 Cycle are required to be applied for the first time in the fiscal year 2017 (amendments to IFRS 12) and in the fiscal year 2018 (amendments to IFRS 1 and IAS 28).

They are not expected to have any impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Amendments to IAS 40: Transfers of Investment Property

The amendments are intended to clarify the requirements regarding transfers to, or from, investment properties.

The amendments are required to be applied for the first time in the fiscal year 2018. They are not expected to have any impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRIC 22: Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.

The amendments are required to be applied for the first time in the fiscal year 2018. Based on current information, the initial application of these amendments is not expected to have a material impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRS 16 Leases

The standard specifies the recognition of leases. IFRS 16 replaces the previously applicable standard IAS 17 and three interpretations related to leases.

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The standard introduces a single lessee accounting model. It requires lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value (recognition optional in both cases). Lessors continue to classify leases as operating or finance.

The amendments are required to be applied for the first time in the fiscal year 2019. Due to the short-term nature of the bank’s lease contracts and the immateriality of its existing lease obligations, these amendments are not expected to have any impact on Rentenbank’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Accounting policies

(1)	General disclosures

The Group’s accounting policies are based on the going-concern assumption. In accordance with IFRS 10.19, the Rentenbank Group prepares its consolidated financial statements using uniform accounting policies. These policies have been consistently applied for the reporting periods presented unless otherwise indicated. The annual financial statements of the consolidated companies are prepared as of the reporting date of the consolidated financial statements of Rentenbank.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized and reported on an accrual accounting basis in the period in which they are earned or incurred. In the case of financial instruments, directly attributable transaction costs (e.g. commissions) as well as interest components paid on a one-off basis (e.g. premiums and discounts, upfront/back-end payments for derivatives) are amortized through profit or loss over the term of the relevant financial instrument based on the effective interest method and directly offset against the respective balance sheet item. Pro rata interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

(2)	Accounting estimates and judgments

For the purpose of determining the assets, liabilities, income and expenses reported in the consolidated financial statements, estimates and assumptions were made in accordance with the relevant financial reporting standards. These are based on past experience as well as on factors such as planning and expectations of future events. The judgments are validated on an ongoing basis. They may be subject to change and may have a material impact on the financial position and results of operations.

In particular, estimates materially affect:

•	the assessment of the recoverability of assets,

•	the determination of the allowance for credit losses,

•	the determination of the fair value of financial instruments, especially taking into consideration Credit Valuation Adjustments (net exposure of derivatives with a positive fair value) and Debit Valuation Adjustments (net exposure of derivatives with a negative fair value), and

•	the calculation of pension obligations as well as of other provisions.

To the extent that the estimates were material, the assumptions made are explained in detail within the context of the relevant accounting policies.

Judgments made concerning available accounting options are described in the relevant sections.

(3)	Scope of consolidation

The consolidated financial statements of Rentenbank for the fiscal year 2016 include Rentenbank as the Group’s parent company and its two subsidiaries LR Beteiligungsgesellschaft mbH (LRB), Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt am Main. A detailed list of Rentenbank’s participations is included in Note 65.

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Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt am Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH (DGL), Frankfurt am Main) were not included in the consolidated financial statements as a subsidiary or an associate, respectively, due to their minor significance for the assessment of the Group’s financial position and results of operations. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies, their share of the Group’s total assets and the result before net gains/losses from fair value and hedge accounting amounted to less than 0.1% each. The data is based on the financial statements for the fiscal year ended December 31, 2016 for Getreide-Import-Gesellschaft mbH, Frankfurt am Main, and on the financial statements for the fiscal year ended December 31, 2015 for Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH (DGL), Frankfurt am Main. The financial statements of DGL for the fiscal year 2016 were not available, but they are not expected to deviate significantly from the previous year.

Further information on the associates and consolidated companies is included in Note 65.

(4)	Consolidation principles

The consolidation of subsidiaries is based on IFRS 10.B86. Intra-group receivables and liabilities are eliminated on consolidation, as are expenses, income, and intercompany profits or losses arising from intra-Group financial and services transactions.

(5)	Financial instruments

Financial assets and financial liabilities are initially recognized when the company becomes a party to the contractual provisions of the financial instrument.

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. Spot transactions of non-derivative financial instruments are recognized on the settlement date and spot transactions of derivative instruments on the trade date.

Financial instruments are measured at fair value which usually equals the purchase or sale price (middle rate) on the transaction date. Subsequent measurement of financial assets and liabilities depends on the classification in accordance with IAS 39. For details on the determination of fair value, please refer to Note 6.

Financial assets are derecognized when the contractual rights to cash flows from the financial assets expire or when they are transferred to third parties and no substantial risks and rewards associated with the financial assets are retained. Financial liabilities are derecognized when they are extinguished.

Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	Financial assets or liabilities held for trading

•	Financial assets or liabilities designated as at fair value

The held-for-trading sub-category includes all derivatives as well as financial assets or liabilities acquired or incurred for the purpose of selling them in the near term. In the Group, these comprise only derivatives, including embedded derivatives required to be separated. Derivatives are used exclusively to hedge existing or expected market risks (mainly interest rate and currency risks).

Certain financial assets or liabilities can be designated as at fair value upon initial recognition (fair value option). In accordance with IAS 39, the fair value option may only be applied if:

•	Its application eliminates or reduces accounting mismatches that would otherwise arise; or

•	The financial assets and/or liabilities are part of a portfolio managed on a fair value basis; or

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•	The financial assets or financial liabilities contain embedded derivatives required to be separated.

The fair value option is elected for financial assets and liabilities if there is an economic hedging relationship between financial assets or liabilities and derivatives and if the restrictive hedge accounting provisions (Note 7) cannot be applied on a permanent basis. The classification to the fair value option mostly applies to hedging relationships that involve foreign currency instruments or products with option features. These financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized outside profit or loss, whereas hedging derivatives have to be measured at fair value through profit or loss. This potential accounting mismatch is eliminated by applying the fair value option.

The financial assets or liabilities classified as financial assets/liabilities at fair value through profit or loss are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in net gains/losses from fair value and hedge accounting. Any impairment losses or reversals of impairment losses are reflected in the measurement.

Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

Loans and receivables

The loans and receivables category includes all financial assets that meet all of the following criteria:

•	Not a derivative

•	Not quoted in an active market

•	Fixed or determinable payments

This category does not include the following:

•	Financial assets held for trading and financial assets to which the fair value option was applied

•	Financial assets designated as available for sale upon initial recognition

•	Financial assets for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration (e.g. index certificates whose repayment depends on the development of the relevant index)

Financial assets classified as loans and receivables are measured at amortized cost. Any premiums or discounts as well as other transaction costs are added directly to or deducted directly from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income.

Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income in the allowance for credit losses.

Held to maturity

The held-to-maturity category includes all financial assets that meet all of the following criteria:

•	Not a derivative

•	Fixed or determinable payments

•	Positive intention and ability to hold these financial assets to maturity

This category does not include the following:

•	Financial assets designated as at fair value or available for sale upon initial recognition

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•	Financial assets which are, by definition, classified as loans and receivables

Financial assets of the held-to-maturity category are measured at amortized cost. Any premiums or discounts as well as other transaction costs are added directly to or deducted directly from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income within net gains/losses on financial investments.

Available for sale

The available-for-sale category includes all financial assets that are not allocated to any of the other categories for financial assets. In the Group, these assets primarily include fixed-income securities that are hedged against interest rate risks through hedging instruments. In addition, this category includes participations.

Available-for-sale financial assets are measured at fair value outside profit or loss. Gains or losses from fair value changes are recognized in the revaluation reserve in equity or outside profit or loss in other comprehensive income presented in the consolidated statement of comprehensive income.

Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

On disposal or in the case of impairment, the cumulative gains or losses recorded in the revaluation reserve are reclassified to net gains/losses on financial investments reported in the consolidated statement of comprehensive income.

Unquoted equity instruments, whose fair value cannot be reliably determined, are measured at cost less any impairment losses. In the Group, this relates to participations included in financial investments.

Other liabilities

Other liabilities include all financial liabilities that do not fall into the category of financial liabilities at fair value through profit or loss.

Financial liabilities classified as other liabilities are measured at amortized cost. Any premiums or discounts as well as other transaction costs are added directly to or deducted directly from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income.

Overview of classes of financial instruments used within the Group:

Financial assets
Class	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables Designated as at fair value
- Promissory notes /registered bonds
- Special promotional loans
- Other
Loans and advances to customers	Loans and receivables Designated as at fair value
Fair value changes of hedged items in a portfolio hedge	Loans and receivables
Positive fair values of derivative financial investments	Held for trading
Financial investments	Available for Sale Held to Maturity Designated as at Fair Value
Other assets (cash collateral)	Loans and receivables
Irrevocable loan commitments	—

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Financial liabilities
Class	Measurement category
Liabilities to banks	Other Liabilities Designated as at Fair Value
Liabilities to customers	Other Liabilities Designated as at Fair Value
Other liabilities	Other Liabilities Designated as at Fair Value
- Medium-term notes
- Global bonds
- ECP
- Other

Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other Liabilities Designated as at Fair Value
Other liabilities (cash collateral)	Other liabilities

Reclassification of financial assets

In accordance with IAS 39, non-derivative financial assets that were originally acquired for trading purposes and which are no longer intended for sale in the near term may be reclassified from the held-for-trading category only in exceptional circumstances. As Rentenbank does not have a trading book, only derivative hedging instruments are included in the held-for-trading category. Reclassification to another category is not possible.

Financial assets that would have met the definition of loans and receivables upon initial recognition (e.g. promissory notes) may be reclassified from the held-for-trading and available-for-sale categories if the reporting entity has the intention and ability to hold such financial assets for the foreseeable future or to maturity.

Financial assets of the available-for-sale category may be reclassified to the held-to-maturity category if the reporting entity has the intention and ability to hold such financial assets to maturity. A reverse reclassification from the held-to-maturity category to the available-for-sale category is only possible in certain circumstances.

(6)	Determination of the fair value for financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Quoted prices are determined using various valuation techniques and inputs. The inputs used are assigned to one of the following three levels in accordance with IFRS 13:

•	Level 1: quoted prices for identical assets or liabilities in active markets, excluding mixed prices

•	Level 2: quoted prices (other than quoted prices included in Level 1) calculated on the basis of observable inputs, taking into account mixed prices

•	Level 3: quoted prices determined on the basis of unobservable inputs, taking into account mixed prices

Quoted prices are obtained from pricing services as middle rates. In terms of the allocation of quoted prices to the hierarchy levels, additional information about the pricing source used is taken into account (e.g. sales volume). In accordance with IFRS 13, no mixed prices – such as those calculated by Bloomberg – were used as Level 1 quoted prices.

For financial instruments for which there are no quoted prices for identical assets or liabilities in active markets, the fair value is determined using generally accepted valuation models that are based significantly on observable (Level 2) or unobservable (Level 3) inputs for the asset or liability concerned.

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In this context, the fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow or DCF method). In the case of non-derivative financial assets and liabilities, the deposit/swap curve plus a transaction-specific credit spread are used for discounting. Credit spreads are distinguished by rating, maturity, currency, and the degree of collateralization. The credit quality of the Federal Republic of Germany is taken into account in the credit spreads for Rentenbank’s own financial liabilities by way of the institutional liability and the statutory refinancing guarantee. Deciding which sources of market data may be used to derive credit spreads leaves scope for discretion. Changes in the market data sources affect the fair values of the financial instruments presented in the consolidated financial statements. In addition, determining expected future cash flows for the rating categories of DDD to D also requires making judgments.

As a result of the existing netting and collateral agreements with all business partners, the discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. They are distinguished by maturity and currency and obtained from external market data providers.

Measurement of contracts with option features (option-based contracts) is based on standard option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

In order to account for the credit risk with respect to the business partner’s credit quality, a Credit Valuation Adjustment (CVA) for derivatives and a Debit Valuation Adjustment (DVA) for own credit risk are taken into account.

The calculation of CVA and DVA is based on the expected loss model. Under this model, CVA and DVA are calculated by multiplying the potential future exposure, the default probability and the loss given default (LGD). The calculation is based on the established netting pools.

The potential future exposure is calculated by initially determining the balance of positive and negative fair values for each netting pool, taking into account the collateral received or provided (net exposure). In next step, the net exposure is increased by value at risk, which is calculated using a predefined 10-day holding period and a 95% confidence level.

The probabilities of default and the loss given default rates are obtained from the data of credit risk management.

An increase in own credit spreads leads to measurement gains as the value of the liabilities decreases. In contrast, declining credit spreads result in measurement losses as the value of the liabilities increases. For financial assets, increasing credit spreads lead to measurement losses, and declining credit spreads to measurement gains.

Under hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risk within the Group is limited to the interest rate risk of the deposit/swap curve. The fair value based on interest rate changes is determined by discounting contractual cash flows using the deposit/swap curve plus the constant transaction-specific margin.

The valuation processes, including the definition of valuation techniques and the determination of the inputs, are defined by the Finance division. The Finance division also analyzes the results from fair value measurement and reports these to the Board of Managing Directors and the relevant managers. The plausibility of net measurement gains/losses is verified daily based on changes in the underlying market data.

The inputs used in the valuation models are validated on an ongoing basis. For this purpose, the fair value of a transaction calculated using the valuation model on the trade date is compared with the transaction price.

(7)	Hedge accounting

Rentenbank enters into derivatives only for the purpose of hedging existing or anticipated market risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized outside profit or loss in the revaluation reserve. Without implementing any further measures, the different approaches would result in

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accounting mismatches and thus in fluctuations in the income statement.

IFRS permit these economic hedging relationships to be accounted for under hedge accounting rules. If the associated very restrictive requirements cannot be met on a permanent basis, the hedged items are designated by Rentenbank as at fair value upon initial recognition.

Hedging relationships accounted for in the balance sheet are divided into fair value hedges and cash flow hedges. According to Rentenbank’s business strategy, interest rate risks are transformed into a floating, EUR-denominated interest rate mainly by using derivatives. Accordingly, only fair value hedges are used to account for these hedging relationships.

The Group uses fair value hedges exclusively to hedge interest rate risks. The changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category. In this way, the changes in the fair value of the derivatives recognized in profit or loss are largely offset.

Large-volume transactions are generally hedged on an individual basis (micro hedges). The special promotional loans issued under the promotional mandate were mainly hedged on a portfolio basis (macro hedges) due to the small volume of individual transactions.

When a transaction is entered into, the relationship between the hedged item and the hedging instrument is documented, including the risk type being hedged.

In addition, an assessment whether the hedge is highly effective is documented both at inception (ex-ante effectiveness) and on an ongoing basis (ex-ante and ex-post effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Ex-ante effectiveness is assumed from the beginning of the hedging period if the material features of the hedging derivative are in line with those of the hedged item (critical terms match). Any changes arising from transactions during the hedging period are also reviewed under the critical terms match method. Ex-ante effectiveness is thus permanently demonstrated. Ex-post effectiveness is measured as of the balance sheet dates using a regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, determined on the basis of the changes in the fair value of the hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25. In addition, the quality of the regression, measured by the coefficient of determination, must be equal to or greater than 0.8. The semi-annual regression analysis is based on data from the preceding six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted for the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in net gains/losses from fair value and hedge accounting.

Hedge accounting requirements may not be applied for ineffective hedging relationships in the relevant period. For this period, the hedged item is measured according to its category. The changes in the fair value of the designated hedged item, attributable to interest rate changes and recognized in the previous effective hedging periods, are amortized over their remaining term using the effective interest method. These fair value changes are recognized in net gains/losses from fair value and hedge accounting.

Items hedged using portfolio-based fair value hedges (macro hedges) are allocated to quarterly maturity bands at the beginning of each hedging period. The allocation is based on the maturities of the individual expected cash flows. For each maturity band, interest rate swaps are determined as hedging instruments at an amount equal to or less than the notional amount of the accumulated underlying hedged items. The length of the hedging period is usually one month. If new business within a particular maturity band exceeds a certain volume during the hedging period, the hedging relationship for this maturity band may be terminated early and redefined.

In contrast to micro hedges, the ex-ante effectiveness for macro hedges is determined on the basis of a sensitivity analysis, involving a 100 basis points parallel shift in the relevant interest rate curve. The ex-post effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the ratio of the fair value changes of the hedged item to those of the hedging instrument is within a range of -80% to -125%.

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As regards effective maturity bands, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in net gains/losses from fair value and hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustments to the carrying amounts of the hedged items are reported separately in the balance sheet as fair value changes of hedged items in a portfolio hedge. These fair value changes are amortized over the terms of the relevant time bands and charged against net gains/losses from fair value and hedge accounting or, in the case of an unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective maturity bands.

(8)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments. Embedded derivatives are an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract. Furthermore, separation is required when derivative components of hybrid financial instruments are also traded in the market as stand-alone derivatives. A prerequisite is that the hybrid financial instrument is not already measured at fair value through profit or loss.

The Group generally allocates all structured products with embedded derivatives, all of which are hedged by hedging derivatives and otherwise required to be separated, to the designated as at fair value category. They do not include liquidity assistance loans which are callable daily and where the host contract belongs to the loans and receivables category.

In the case of embedded derivatives that are not required to be separated from the host contract (e.g. interest cap options), the measurement of the entire structured product is based on the category of the host contract. Embedded derivatives required to be separated are measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Based on their current market value, embedded derivatives required to be separated are reported either in positive fair values of derivative financial instruments or in negative fair values of derivative financial instruments.

For settlement (clearing system) and legal reasons (e.g. the definition of a loan in accordance with the German Civil Code – BGB), interest rates for floating rate transactions are floored at zero without having been explicitly agreed upon (virtual floor).

Negative interest affects the measurement of floating rate transactions with a virtual floor. In substance, the virtual floor corresponds economically to a floor option with a corresponding option value. Interest that does not have to be paid results in a positive option value (lending business) or a negative option value (funding business).

(9)	Impairment of financial assets

At the end of each month, Rentenbank assesses whether there is any objective evidence that all interest and principal payments may not be made in accordance with the contractual terms. The assessment is based on the following criteria:

•	Credit rating as non-investment grade

•	Non-performing, forborne or restructured exposures

•	Significant deterioration in the business partner’s credit quality

•	Significant deterioration in the credit quality of the business partner’s country of incorporation

Judgment is required to determine the materiality aspect of a credit quality deterioration and the criteria for the credit ratings. The criteria for monitoring credit risks and for determining credit ratings are set out in

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detail in the combined management report.

Due to the measurement at fair value, financial assets of the designated as at fair value category do not have to be assessed for impairment separately since these are already taken into account and recognized in profit or loss.

Loans and advances and financial assets measured at (amortized) cost

Rentenbank assesses the recoverability of individually significant receivables for significant single exposures and securities as well as of receivables of small amounts on an individual basis. If there is objective evidence of impairment, the impairment loss is determined as the difference between the carrying amount and the present value of the expected cash flows. The expected cash flows are determined on the basis of qualified estimates. They take into account the business partner’s financial position as well as the liquidation of collateral and other relevant factors, such as protection schemes or state guarantees. The original effective interest rate is used as the discount rate for fixed-interest loans and advances as well as for the fixed-interest securities. In contrast, floating-rate loans and advances and floating-rate securities are discounted at the current effective interest rate. In the case of participations measured at cost, the discount rate is the current market rate of return for a similar financial asset. The adjustments to the valuation of loans and advances are recognized in the income statement in the allowance for credit losses/promotional contribution, while held-to-maturity securities and participations are included in net gains/losses on financial investments.

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since Rentenbank generally extends loans to other banks, any potential losses are identified in a timely manner. Based on a model of expected losses, a portfolio valuation allowance is recognized for loans and advances as well as for securities measured at (amortized) cost to account for any existing residual risk of not having identified risks already materialized. The carrying amounts of the portfolios are weighted using probabilities of default and the loss given default rates, derived from the product rating or the business partner’s rating. Since the number of defaults within the Group is statistically insignificant, default probabilities are determined on the basis of external data provided by rating agencies. The loss given default, in contrast, is determined using regulatory standards.

Assets with a rating of DDD to D (non-performing loans) are discounted on the basis of the deposit/swap curve since defaults are already taken into account in the estimate of the expected future cash flows.

Available-for-sale financial assets measured at fair value

If there is objective evidence that financial assets are impaired, the amount of the impairment loss is measured as the difference between the amortized cost and current fair value. The loss calculated in this manner is recognized as an adjustment to the revaluation reserve in net gains/losses on financial investments.

If the conditions giving rise to the impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

(10)	Foreign currency translation

Monetary foreign currency positions are translated daily using the closing rate. The Group does not hold any non-monetary items (e.g. property and equipment) denominated in foreign currencies.

Net gains/losses on foreign currency translation are recognized in the consolidated statement of comprehensive income. Hedged currency exposures are included in net gains/losses from fair value and hedge accounting, while open currency positions from payment settlement accounts are recorded in other operating income/expenses.

Expenses and income are translated at the closing rate ruling on the date upon which they affect profit or loss.

(11)	Repurchase agreements, collateralized loans, and securities lending transactions

In addition to collateralized loans with the Deutsche Bundesbank, repurchase agreements (repo agreements) are entered into with Eurex Clearing AG. These repo agreements are characterized by the

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borrowing or lending of funds against the provision or receipt of collateral from a pool of deposited securities (basket of securities), see Note 63.

(12)	Accounting for leases

In accordance with IAS 17, leases have to be classified as either finance leases or operating leases. The allocation is based on an assessment of the economic substance in relation to the risks and rewards of the lessee and the lessor. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee. The discriminating factor is solely the economic ownership, not the ownership under civil law. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The contracts concluded are classified as operating leases and relate to office equipment and motor vehicles. The lease payments are recognized as administrative expenses. There were no subleases.

(13)	Allowance for credit losses/promotional contribution

Allowance for credit losses/promotional contribution, reported in the consolidated statement of comprehensive income, primarily includes the discounted promotional expenses for the special promotional loans as well as their utilization over the remaining term. The promotional expenses are calculated as the difference between the interest rate of the special promotional loan granted at a reduced rate of interest and the funding rate at the date of the loan commitment plus an administrative cost rate.

In addition, this item comprises valuation allowances and write-downs of loans and advances as a result of payment defaults, as well as income from recoveries of loans and advances previously written off.

(14)	Investment property

Property rented to third parties and property acquired for investment purposes (i.e. for generating yield) are reported separately in the balance sheet as investment property in accordance with IAS 40, provided that they are held with the intention to earn rentals and/or for capital appreciation.

Investment property is measured initially at cost, including transaction costs. Similar to property and equipment, investment property is subsequently measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation and impairment losses are recognized as administrative expenses.

(15)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is recognized initially at cost and subsequently measured at amortized cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is recognized using the straight-line method over the estimated useful life of the assets, ranging from 33 to 50 years for buildings and from 3 to 6 years for operating and office equipment. Land is not subject to depreciation.

Low-value assets are recognized as expenses immediately.

Depreciation and impairment losses are recognized in administrative expenses.

(16)	Intangible assets

Intangible assets include purchased and internally generated software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement. Amortization and impairment losses are recognized in administrative expenses.

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(17)	Impairment of non-financial assets

Property and equipment, investment property, and intangible assets are tested for impairment at each balance sheet date. If there are impairment indicators, the recoverable amount (the higher of an asset’s fair value less costs to sell and its value in use) is determined and compared with the carrying amount. If the recoverable amount is less than the carrying amount, the difference is recognized as an impairment loss in administrative expenses.

(18)	Other assets

Other assets include cash collateral provided within the framework of collateral agreements for derivatives. They also comprise assets which, considered separately, are not significant in relation to the amount of total assets and cannot be allocated to any other balance sheet item. They are recognized at cost which corresponds to their notional amounts.

(19)	Tax assets/liabilities

Tax assets and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/liabilities and can only occur at the consolidated subsidiaries LRB and DSV. Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz – KStG) and trade tax in accordance with Section 3 No. 2 of the German Trade Tax Act (Gewerbesteuergesetz – GewStG).

Current income tax assets, which are refunded by the taxing authority, and tax liabilities are calculated using the current tax rates. There were no deferred tax assets and liabilities in the year under review.

(20)	Provisions for pensions and similar obligations

Pension obligations are based on direct commitments. These commitments provide for (early) old-age pensions, disability pensions, surviving dependent benefits, and continuation of salary payments in the event of death. In addition to the pension obligations to the members of the Board of Managing Directors based on individual agreements, there are obligations to employees based on various benefit plans depending on the employee’s date of entry.

The amount of the retirement benefits depends on the relevant length of service and the pensionable remuneration. After commencement of the benefit payments, the pensions will be increased based on various factors, such as adjusted collective wage agreements, inflation adjustments or a fixed percentage. Accordingly, the amount of Rentenbank’s pension obligations depends particularly on the development of income and inflation.

In the case of benefit commitments where payments from statutory pension schemes and, in some cases, further pension payments are taken into account, the obligation is directly linked to the development of statutory pension schemes.

All pension obligations are funded internally. There are no plan assets.

The amount of the provisions recognized for defined benefit obligations is based on the present value of the volume of pension obligations as of the balance sheet date. The amount of the pension obligations is determined annually by an independent actuary using the projected unit credit method.

Changes in provisions are recognized in profit or loss as current service cost and interest expense as part of personnel expenses. They are also recognized outside profit or loss in other comprehensive income (i.e. in equity) as actuarial gains or losses. Current service cost represents the benefits earned in the current service period. Interest expense represents the present value effect that is attributable to the reduction of the period until fulfillment of the obligations by one year. Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters.

The present value of the pension obligations depends on various parameters that require making assumptions and estimates. Changes in these assumptions and estimates affect the carrying amount of the reported pension provisions. One of the most significant parameters is the interest rate used to discount the pension obligations. This rate is based on the interest rate applicable as of the balance sheet date for EUR-

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denominated, high-quality corporate bonds with residual maturities that match those of the pension obligations.

(21)	Other provisions

Provisions are recognized for uncertain obligations to third parties and onerous contracts. The amount recognized is based on the best estimate of the expenditure required to settle the obligation. Changes in these estimates affect the carrying amount of the reported provisions. Non-current provisions are discounted when the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss in administrative expenses or in other operating income/expenses.

(22)	Other liabilities

Other liabilities comprise cash collateral received within the framework of collateral agreements for derivatives. In addition, the measurement of the outstanding commitments for special promotional loans is recognized in other liabilities. They also include liabilities which, considered separately, are not significant in relation to the amount of total liabilities and cannot be allocated to any other balance sheet item. Other liabilities are recognized at cost, except for the discounted promotional contribution for the outstanding special promotional loan commitments.

(23)	Equity

In accordance with IFRS, equity consists of subscribed capital, retained earnings, the revaluation reserve, and distributable profit.

Subscribed capital represents paid-in capital. It was formed by contributions provided by the German agricultural and forestry sectors between 1949 and 1958. Subscribed capital is not linked with any rights. Retained earnings comprise the principal reserve and the guarantee reserve, formed in accordance with Rentenbank’s Governing Law and transferred from the financial statements prepared under HGB, as well as other retained earnings.

The revaluation reserve primarily includes actuarial gains or losses on pension obligations (see Note 20) and the changes in the fair value of available-for-sale securities attributable to changes in credit spreads. Fair value changes attributable to changes in credit spreads result from changes in risk premiums. Fair value changes attributable to interest rate changes in relation to these securities which are part of effective hedging relationships are reported in net gains/losses from fair value and hedge accounting, together with the fair value changes of the related hedging derivatives.

(24)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group (e.g. indemnities); or

•	result in a present obligation which is not likely to result in a reduction in net assets or where the settlement amount cannot be estimated with sufficient reliability (e.g. pending litigation).

These obligations are not recognized pursuant to IAS 37.27. Contingent liabilities are disclosed in Note 64.

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Notes to the consolidated statement of comprehensive income

(25)	Net interest income

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Interest income from
Loans and advances to banks and customers	1,035.0	1,159.2	-124.2
Derivative financial instruments	2,056.4	2,013.1	43.3
Financial investments	469.0	555.5	-86.5
Current income from
Participation	6.9	6.6	0.3

Total interest income	3,567.3	3,734.4	-167.1

Of which income from financial instruments that are not measured at fair value through profit or loss	1,357.5	1,551.2	-193.7
Interest expenses for
Liabilities to banks and customers	171.5	191.4	-19.9
Securitized liabilities	1,478.3	1,641.6	-163.3
Derivative financial instruments	1,566.1	1,552.6	13.5
Subordinated liabilities	17.5	17.4	0.1
Other	0.5	0.4	0.1

Total interest expenses	3,233.9	3,403.4	-169.5
Of which expenses from financial instruments that are not measured at fair value through profit or loss	373.1	452.5	-79.4

Net interest income	333.4	331.0	2.4

Interest expenses are reported including negative interest from money market liabilities and cash collateral received in the amount of EUR 7.3 million (i.e. reducing expenses by this amount). Interest income from cash collateral provided as well as from loan and money market receivables is reported net of negative interest of EUR 19.6 million (i.e. reducing income by this amount). For reasons of materiality, the income statement items are not further broken down.

(26)	Allowance for credit losses/promotional contribution

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Expenses for additions to promotional contribution	89.3	82.1	7.2
Income from utilization of promotional contribution	70.2	67.3	2.9
Additions to portfolio valuation allowances	3.7	2.1	1.6
Reversals of portfolio valuation allowances	0.0	0.5	-0.5
Additions to specific valuation allowances	0.0	2.2	-2.2
Reversals of specific valuation allowances	2.2	0.0	2.2
Recoveries of loans and advances previously written off	0.0	0.0	0.0

Allowance for credit losses/promotional contribution	20.6	18.6	2.0

Allowance for credit losses/promotional contribution primarily includes the discounted future expenses for special promotional loans (i.e. additions to promotional contribution) as well as their utilization over the remaining term. Reversals of specific valuation allowances refer to promissory notes/registered bonds included in loans and advances to banks.

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(27)	Net fee and commission income

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Fee and commission income from
Compensation for administrative expenses	0.1	0.2	-0.1

Total fee and commission income	0.1	0.2	-0.1
Of which income from financial instruments that are not measured at fair value through profit or loss	0.1	0.2	-0.1
Fee and commission expenses for
Custody fees	1.7	1.9	-0.2
O ther	0.6	0.5	0.1

Total fee and commission expenses	2.3	2.4	-0.1
Of which expenses from financial instruments that are not measured at fair value through profit or loss	1.4	1.6	-0.2

Net fee and commission income	-2.2	-2.2	0.0

(28)	Administrative expenses

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Personnel expenses	34.5	33.8	0.7
Depreciation and amortization
Intangible assets	5.7	4.9	0.8
Of which internally generated software	0.1	0.1	0.0
IT equipment	0.6	0.6	0.0
Residential and office buildings	0.5	0.5	0.0
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	7.0	6.2	0.8
Other administrative expenses
IT licenses, fees, consulting services	10.2	10.9	-0.7
Software maintenance	2.1	1.5	0.6
Public relations	1.9	1.8	0.1
Audits, contributions, donations	4.2	3.5	0.7
Funding	1.4	1.4	0.0
Occupancy cost	1.0	1.1	-0.1
Other	5.0	4.8	0.2

Total other administrative expenses	25.8	25.0	0.8

Administrative expenses	67.3	65.0	2.3

Other administrative expenses include lease expenses of EUR 184.1 thousand (2015: EUR 193.5 thousand). Future lease payments can be broken down as follows:

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	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ thousand	€ thousand	€ thousand

Future lease payments
up to 1 year	115.6	44.8	70.8
more than 1 year up to 5 years	196.0	135.9	60.1
more than 5 years	0.0	0.0	0.0

The payments are minimum lease payments (fixed lease payments). There were no restrictions imposed by lease agreements. As of year-end 2016, the Group had 19 (2015: 20) lease agreements. Some of the leases for operating and office equipment provide for renewal or purchase options.

(29)	Other operating income/expenses

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Other operating income
Rental income	1.9	1.8	0.1
Reversals of provisions	0.2	0.8	-0.6
Reimbursements of expenses from third parties	0.6	0.3	0.3
Other income	1.4	1.1	0.3

Total other operating income	4.1	4.0	0.1
Other operating expenses
Capital increase of Rehwinkel Foundation	0.0	2.0	-2.0
Additions to provisions	5.5	4.9	0.6
- Of which promotion of research and innovation	3.0	3.0	0.0
Bank-owned housing	0.5	0.6	-0.1
Other expenses	1.1	0.9	0.2

Total other operating expenses	7.1	8.4	-1.3

Other operating income/expenses	-3.0	-4.4	1.4

(30)	Net gains/losses from fair value and hedge accounting

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Measurement result
Fair value measurement
Hedged items	273.4	225.2	48.2
Derivatives	-474.0	-27.5	-446.5
Net gains/losses on foreign currency translation	26.2	5.7	20.5

Fair value measurement, total	-174.4	203.4	-377.8
Micro hedge accounting
Hedged items	295.2	66.4	228.8
Hedging instruments	-302.0	-65.5	-236.5

Micro hedge accounting, total	-6.8	0.9	-7.7
Macro hedge accounting
Hedged items	403.6	87.4	316.2
Hedging instruments	-462.4	-89.8	-372.6
Macro hedge accounting, total	-58.8	-2.4	-56.4

Total net measurement result gains/losses	-240.0	201.9	-441.9
Total realized gains/losses	5.0	3.0	2.0

Net gains/losses from fair value and hedge accounting	-235.0	204.9	-439.9

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Derivatives and financial instruments of the financial assets/liabilities at fair value through profit or loss category are measured at fair value. Changes in fair value are recognized in profit or loss as unrealized gains or losses in net gains/losses from fair value measurement.

Net gains/losses from micro hedge accounting also include the changes in the fair value of hedged items in effective hedging relationships attributable to changes in the deposit/swap curve. In the case of ineffectiveness, hedge accounting is discontinued and the previously recognized fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term in net gains/losses from fair value measurement.

The Group has no open foreign currency positions. However, measurement at fair value results in net gains/losses on foreign currency translation shown in the above table.

Gains/losses from the sale or repurchase of financial instruments of the financial assets/liabilities at fair value through profit or loss categories are recognized as realized gains or losses in net gains/losses from fair value and hedge accounting. This also applies to financial instruments that are part of a recognized hedging relationship.

Income and expenses from the amortization of premiums/discounts and upfront payments, which represent part of the fair value changes, are recognized in net interest income as they are similar in nature to interest.

(31)	Income taxes

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Deferred taxes on temporary differences	0.0	-0.2	0.2
Current income taxes	-1.2	-2.4	1.2

Income taxes	-1.2	-2.6	1.4

(32)	Disclosures on segment reporting

In accordance with IFRS 8, significant results are to be presented by operating segment and country. The segments were defined on the basis of the Group’s organizational and management structure as well as on its internal financial reporting. Our operating segments are as follows:

•	Promotional Business:

This segment comprises the promotional business and the related funding activities. It includes the earnings of Rentenbank and of all its subsidiaries, including those of their participations.

•	Capital Investment:

This segment includes the contributions from the investment of Rentenbank’s total capital and of medium to long-term provisions in the form of securities and promotional loans (part of the new promotional business) and the direct participations of Rentenbank.

•	Treasury Management:

This segment comprises the results of the Group’s activities securing and managing its liquidity as well as of its short-term interest rate management. Transactions made in this segment have a fixed-interest period of up to one year (e.g. overnight and term deposits, Euro Commercial Paper (ECP), securities, and promissory notes).

The segments are managed exclusively in Frankfurt am Main on a centralized basis. All income and expenses are generated at this location. Consequently, we do not present information by geographical region as

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required by IFRS 8.

The earnings in the segment report are presented net in accordance with the spread-based management approach of Rentenbank. Segment assets and liabilities relate to transactions with third parties. Accordingly, the earnings are generated exclusively with external counterparties. There are no intra-group transactions between the segments. There are no material differences between the internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and due to the agreement between the internal reporting lines and the external financial reporting, further reconciliations have not been included.

The distribution of the components of net interest income, net fee and commission income, and net gains/losses on financial investments as well as net gains/losses from fair value and hedge accounting is made on the basis of individual transactions. Administrative expenses, other operating income/expenses, and income taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of the respective employees, consumption of resources, and other allocations of resources.

Segment assets and liabilities are allocated to the individual segments according to their contributions to the income statement.

(33)	Segments

	Promotional Business		Capital Investment		Treasury Management		Total
Jan. 1 to Dec. 31	2016	2015	2016	2015	2016	2015	2016	2015
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	172.8	190.5	118.8	116.7	41.8	23.8	333.4	331.0
Allowance for credit losses/promotional contribution	20.6	18.6	0.0	0.0	0.0	0.0	20.6	18.6
Net fee and commission income	-2.1	-2.0	0.0	0.0	-0.1	-0.2	-2.2	-2.2
Administrative expenses	51.5	49.1	9.8	9.4	6.0	6.5	67.3	65.0
Other operating income/expense	-3.0	-4.4	0.0	0.0	0.0	0.0	-3.0	-4.4
Income taxes	-0.2	-2.6	-1.0	0.0	0.0	0.0	-1.2	-2.6

Operating result	95.4	113.8	108.0	107.3	35.7	17.1	239.1	238.2
Net gains/losses from fair value and hedge accounting	-240.8	201.6	0.0	0.0	5.8	3.3	-235.0	204.9

Group’s net income	-145.4	315.4	108.0	107.3	41.5	20.4	4.1	443.1

Dec. 31	2016	2015	2016	2015	2016	2015	2016	2015
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Segment assets	81.4	81.2	4.6	4.4	9.0	7.7	95.0	93.3
Segment liabilities (incl. equity)	81.5	82.1	4.6	4.4	8.9	6.8	95.0	93.3

As in the previous year, interest income generated from transactions with a single counterparty did not account for 10% or more of total interest income.

Notes to the balance sheet

(34)	Cash and balances with central banks

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Cash on hand	0.2	0.1	0.1
Balances with central banks	6.5	21.1	-14.6

Total	6.7	21.2	-14.5

As in the previous year, balances with central banks consist of balances with the Deutsche Bundesbank.

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(35)	Loans and advances to banks

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Repayable on demand	874.8	2.4	872.4
Term deposits	2,824.6	2,627.7	196.9
Promissory notes /registered bonds	12,284.3	13,038.2	-753.9
Special promotional loans	41,426.8	39,688.9	1,737.9
Of which promotional contribution	-356.8	-343.7	-13.1
Other	100.5	100.0	0.5

Total	57,511.0	55,457.2	2,053.8

Of which due after more than 12 months	49,719.3	48,704.1	1,015.2

(36)	Loans and advances to customers

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Repayable on demand	0.1	0.1	0.0
Medium and long-term loans	0.0	30.0	-30.0
Promissory notes	7,300.8	6,096.4	1,204.4
Of which municipal loans	7,300.8	6,093.9	1,206.9
Special promotional loans	194.5	252.7	-58.2
Of which promotional contribution	0.0	0.0	0.0
Other	1.4	1.7	-0.3

Total	7,496.8	6,380.9	1,115.9

Of which due after more than 12 months	7,050.7	5,900.8	1,149.9

(37)	Allowance for credit losses/promotional contribution in the lending business

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances
	2016	2015	2016	2015	2016	2015
	€ million	€ million	€ million	€ million	€ million	€ million

As of Jan. 1	358.1	343.3	2.2	0.0	16.3	14.7
Additions	89.3	82.1	0.0	2.2	3.7	2.1
Utilization	70.2	67.3	0.0	0.0	0.0	0.0
Reversals	0.0	0.0	2.2	0.0	0.0	0.5

As of Dec. 31	377.2	358.1	0.0	2.2	20.0	16.3

Of which:
Loans and advances to banks	356.8	343.7	0.0	2.2	17.1	14.0
Loans and advances to customers	0.0	0.0	0.0	0.0	1.5	1.1
Loan commitments	20.4	14.4	0.0	0.0	0.4	0.3
Financial assets	0.0	0.0	0.0	0.0	1.0	0.9

(38)	Fair value changes of hedged items in a portfolio hedge

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Fair value changes of loans attributable to interest changes (macro hedge accounting)	1,258.6	1,298.8	-40.2
Of which due after more than 12 months	1,243.5	1,283.2	-39.7

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(39)	Positive fair values of derivative financial instruments

The following table presents a breakdown of derivatives by economic hedging relationship:

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

As hedging instruments for:
Hedged items in hedge accounting (fair value hedge)	1,289.7	1,355.4	-65.7
Hedged items designated as at fair value	5,254.3	5,886.4	-632.1
Other hedged items	19.1	22.9	-3.8
Credit Value Adjustments	-13.6	-25.8	12.2

Total	6,549.5	7,238.9	-689.4

Of which due after more than 12 months	4,525.0	5,216.8	-691.8

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with the hedge accounting criteria.

(40)	Financial investments

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Bonds and notes	19,135.6	19,793.2	-657.6
Participation	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	19,254.6	19,912.2	-657.6

Of which:
due after more than 12 months	15,679.2	16,212.5	-533.3
eligible as collateral	15,576.2	16,903.3	-1,327.1

Participations were recognized at cost due to the absence of both quoted prices and relevant measurement parameters in accordance with IAS 39.46 (c). No write-downs were necessary as of December 31, 2016.

(41)	Investment property

Investment property includes one property that is fully leased to third parties. The estimated useful life is 33 years.

There were no restrictions that could impede a disposal of this property.

The impairment test required by IAS 36 did not result in an impairment loss on investment property.

Changes in investment property were as follows:

	2016	2015
Cost	€ million	€ million

Cost as of Jan. 1	19.8	19.8
Additions	0.0	0.0
Disposals	0.0	0.0
Reclassifications	0.0	0.0
Balance as of Dec. 31	19.8	19.8
Accumulated depreciation
Balance as of Jan. 1	-5.4	-4.9
Depreciation	-0.5	-0.5
Balance as of Dec. 31	-5.9	-5.4

Carrying amount as of Dec. 31	13.9	14.4

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The fair value of the property amounted to EUR 28.7 million (2015: EUR 20.3 million), based on the current independent expert opinion.

Rental income of EUR 1.0 million (2015: EUR 0.9 million) was reported in other operating income. Expenditures directly attributable to the property in the amount of EUR 47.3 thousand (2015: EUR 58.2 thousand) as well as real property tax of EUR 35.9 thousand (2015: EUR 35.9 thousand) were reported in other operating expenses.

(42)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt am Main, Germany. In addition, Rentenbank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c). Instead, it is subject to the requirements of IAS 16 and thus classified as property and equipment.

Changes in property and equipment were as follows:

	Land and buildings		Operating and office equipment		Total
	2016	2015	2016	2015	2016	2015
Cost	€ million	€ million	€ million	€ million	€ million	€ million

as of Jan. 1	23.1	23.1	11.7	10.9	34.8	34.0
Additions	0.0	0.0	0.8	1.3	0.8	1.3
Disposals	0.0	0.0	1.7	0.5	1.7	0.5

Balance as of Dec. 31	23.1	23.1	10.8	11.7	33.9	34.8
Accumulated depreciation
as of Jan. 1	-1.8	-1.8	-10.4	-9.9	-12.2	-11.7
Depreciation	0.0	0.0	-0.8	-0.8	-0.8	-0.8
Disposals	0.0	0.0	1.4	0.3	1.4	0.3

Balance as of Dec. 31	-1.8	-1.8	-9.8	-10.4	-11.6	-12.2
Carrying amount as of Dec. 31	21.3	21.3	1.0	1.3	22.3	22.6

Land was tested for impairment on the basis of current standard land values. As in the previous year, the impairment test did not indicate any impairment losses for 2016.

(43)	Intangible assets

Intangible assets held in the Group comprise purchased and internally generated software.

Amortization is recognized in administrative expenses. As in the previous year, no impairment losses were required to be recognized in accordance with IAS 36.

Changes in intangible assets were as follows:

	Acquired software		Internally generated software		Total
	2016	2015	2016	2015	2016	2015
Cost	€ million	€ million	€ million	€ million	€ million	€ million

as of Jan. 1	26.5	22.4	1.4	3.3	27.9	25.7
Additions	4.5	4.6	0.0	0.0	4.5	4.6
Disposals	-0.3	-0.5	-0.1	-1.9	-0.4	-2.4

Balance as of Dec. 31	30.7	26.5	1.3	1.4	32.0	27.9
Accumulated amortization
as of Jan. 1	-14.0	-9.3	-1.0	-2.8	-15.0	-12.1
Amortization	-5.6	-4.8	-0.1	-0.1	-5.7	-4.9
Disposals	0.3	0.1	0.0	1.9	0.3	2.0

Balance as of Dec. 31	-19.3	-14.0	-1.1	-1.0	-20.4	-15.0
Carrying amount as of Dec. 31	11.4	12.5	0.2	0.4	11.6	12.9

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(44)	Current income tax assets

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Tax refund claims	0.1	1.0	-0.9
Income tax assets	0.1	0.2	-0.1

Total	0.2	1.2	-1.0

Tax refund claims against the tax authorities resulted from transactions subject to capital gains tax. In addition, current income tax assets resulted from the prepayments of tax in excess of the taxes owed as stated in the tax assessment notice. Payment is expected to be received in the fiscal year 2017.

(45)	Other assets

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Cash collateral from collateral management
(payable on demand)	2,918.3	2,930.4	-12.1
Prepaid expenses	1.8	1.6	0.2
Other	0.5	0.3	0.2

Total	2,920.6	2,932.3	-11.7

(46)	Liabilities to banks

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Repayable on demand	6.4	0.1	6.3
Term deposits	0.0	290.0	-290.0
Registered bonds and promissory notes	1,307.7	1,219.7	88.0
Global loans	1,134.4	1,319.5	-185.1

Total	2,448.5	2,829.3	-380.8

Of which due after more than 12 months	1,870.2	2,452.0	-581.8

(47)	Liabilities to customers

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Repayable on demand	153.4	135.2	18.2
Term deposits	44.1	30.1	14.0
Registered bonds and promissory notes	3,931.6	4,184.8	-253.2
Loan agreements	42.4	40.5	1.9
Other	17.5	17.7	-0.2

Total	4,189.0	4,408.3	-219.3

Of which due after more than 12 months	3,957.2	3,833.6	123.6

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(48)	Securitized liabilities

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Medium-term notes	51,844.4	51,777.6	66.8
Global bonds	16,026.8	16,192.3	-165.5
Euro commercial paper	5,901.6	3,514.4	2,387.2
Bearer bonds	59.0	60.6	-1.6

Total	73,831.8	71,544.9	2,286.9

Of which due after more than 12 months	54,480.0	54,528.7	-48.7

(49)	Negative fair values of derivative financial instruments

The following table presents a breakdown of derivatives by economic hedging relationship:

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

As hedging instruments for:
Hedged items hedge accounting (fair value hedge)	3,992.2	4,780.4	-788.2
Hedged items designated as at fair value	2,076.0	2,198.5	-122.5
Other hedged items	1,265.0	174.1	1,090.9
Debit Valuation Adjustment	-0.1	-0.1	0.0

Total	7,333.1	7,152.9	180.2

Of which due after more than 12 months	6,156.3	6,244.6	-88.3

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with the hedge accounting criteria.

(50)	Provisions

	Dec. 31, 2015	Utilization	Reversals	Additions	Dec. 31, 2016
	€ million	€ million	€ million	€ million	€ million

Provisions for pensions and similar obligations	139.3	6.0	0.0	14.3	147.6
Other provisions	21.8	10.2	0.0	13.6	25.2

Total	161.1	16.2	0.0	27.9	172.8

a)	Provisions for pensions and similar obligations

The following table shows changes in the present value of pension obligations and deferred compensation as well as the amounts recognized in the consolidated statement of comprehensive income:

	Jan. 1 to Dec. 31, 2016	Jan. 1 to Dec. 31, 2015	Change in
	€ million	€ million	€ million

Present value of pension obligations as of Jan. 1	139.3	144.1	-4.8
Current service cost	3.6	3.8	-0.2
Interest expense	2.9	2.8	0.1
Deferred compensation	0.2	0.2	0.0
Actuarial gains (-)/ losses (+) from changes in
demographic assumptions	-2.3	1.9	-4.2
financial assumptions	9.9	-7.6	17.5
Pension benefits paid	-6.0	-5.9	-0.1

Present value of pension obligations as of Dec. 31	147.6	139.3	8.3

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Current service cost and interest expense are recognized as administrative expenses, while deferred compensation is reported as part of net interest income. Actuarial gains or losses are included in the revaluation reserve.

The breakdown of the present value of the pension obligations by beneficiary is as follows:

	Dec. 31, 2016	Dec. 31, 2015
	€ million	€ million

Active employees	64.0	57.4
Leavers with vested benefits	4.6	4.2
Pensioners	79.0	77.7

Total	147.6	139.3

Of the pension provisions, EUR 141.7 million (2015: EUR 133.4 million) were due after more than twelve months.

Pension obligations were primarily calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2016	Dec. 31, 2015

Discount rate	1.72%	2.18%
Expected rate of salary increases
Increase based on collective wage agreement	2.25%	2.25%
Career trend until the age of 45	1.00%	1.00%
Expected rate of pension increases	1.50%	1.50%
Rate of inflation	1.50%	1.50%
Employee turnover	2.00%	2.00%

The values were calculated using the 2005G mortality tables (© Richttafeln 2005G), developed by Klaus Heubeck and fully adjusted in 2011.

The sensitivity analysis shows how the pension obligations would have been affected by changes in the significant measurement assumptions as of December 31, 2016:

		Impact on pension obligations	Impact on pension obligations
		Dec. 31, 2016	Dec. 31, 2015
	Scenario	€ million	€ million

Discount rate1)	0.75%	-15.5	-14.2
	-0.75%	18.8	17.1
Rate of salary increases	0.50%	8.5	8.9
	-0.50%	-7.8	-8.0
Rate of inflation/rate of pension increases2)	0.50%	2.7	1.8
	-0.50%	-2.4	-1.7
Life expectancy	+ 1 year	9.3	8.4
	- 1 year	-9.2	-8.3

The non-parallel gradient (e.g. in the case of a reduction or an increase of the discount rate) is primarily attributable to the compounded interest effect which has corresponding effects if maturities of 16 years are assumed.

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The maturity profile shows which cash flows are likely to be associated with the pension obligations:

	Dec. 31, 2016	Dec. 31, 2015
	€ million	€ million

Expected benefit payments during the year1)
2017	5.9	5.9
2018	6.0	6.0
2019	6.0	6.1
2020	6.1	6.0
2021	6.1	6.1
2022 to 2026	30.7	30.8
Weighted average duration	16 years	16 years

1)	in 2015: 2016 to 2025

b)	Other provisions

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Rundown of a former equity holding	6.1	6.2	-0.1
Promotion of agriculture	12.5	11.6	0.9
Miscellaneous provisions	6.6	4.0	2.6

Total	25.2	21.8	3.4

The provisions for the rundown of a former participation relate to Rentenbank’s contractual obligation to cover the pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, which is currently in liquidation. Rentenbank, together with the other shareholders of DGL, has undertaken to contribute pro rata contributions to secure the solvency of DGL until its expected liquidation in approximately 44 years.

Provisions for the promotion of agriculture relate to amounts not yet disbursed from the Promotional Fund and the Research on Agricultural Innovation program.

Miscellaneous provisions primarily included provisions for potential payments for service anniversaries and litigation costs.

Of other provisions, EUR 18.1 million (2015: EUR 14.4 million) have a remaining term of less than twelve months.

(51)	Subordinated liabilities

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Medium-term notes	548.1	542.4	5.7
Loan agreements	126.4	120.2	6.2
Promissory notes	66.2	66.8	-0.6

Total	740.7	729.4	11.3

Of which due after more than 12 months	703.5	725.1	-21.6

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(52)	Other liabilities

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Cash collateral from collateral management (payable on demand)	2,622.5	2,755.5	-133.0
Discounted promotional contribution	20.4	14.4	6.0
Deferred income	2.2	3.1	-0.9
Accruals	3.1	4.9	-1.8
Other liabilities	2.2	2.9	-0.7

Total	2,650.4	2,780.8	-130.4

Rentenbank received cash collateral from collateral agreements. For each counterparty, the amount of cash collateral is determined on the basis of positive fair values, taking into account the contractual allowance and minimum transfer amounts.

Discounted promotional contribution relates to the interest rate reductions and lump-sum administrative expenses for committed special promotional loans that have not yet been disbursed.

Deferred income includes the discounted prepayments of interest rate reductions. These interest rate reductions lower interest cost and are granted by the German federal states within the framework of investment promotion programs. The reduced interest rates are passed on to the agricultural sector in the form of Rentenbank’s special promotional loans.

Accruals mainly include estimated outstanding invoices as well as obligations related to supplementary grants to employees.

Other liabilities primarily include liabilities to the tax authorities amounting to EUR 1.1 million (2015: EUR 1.1 million).

(53)	Equity

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	1,052.7	986.9	65.8
Guarantee reserve	1.1	22.7	-21.6
Other retained earnings	2,410.4	2,465.3	-54.9

Total retained earnings	3,464.2	3,474.9	-10.7
Revaluation reserve
Unrealized gains/losses from available-for-sale instruments	118.2	106.8	11.4
Actuarial gains/losses from pension obligations	-52.7	-45.1	-7.6
Revaluation reserve, total	65.5	61.7	3.8
Distributable profit	14.8	14.3	0.5

Total	3,679.5	3,685.9	-6.4

In accordance with Rentenbank’s Governing Law, the principal reserve and the guarantee reserve are transferred from Rentenbank’s annual financial statements to the consolidated financial statements. The reconciliation to the distributable profit is made through withdrawals from other retained earnings.

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Notes to financial instruments

(54)	Reconciliation of carrying amounts to categories

In the following tables, the financial instruments are classified by measurement category.

Dec. 31, 2016	Loans and receivables € million	Available for sale € million	Held to maturity € million	Held for trading € million	Designated as at fair value € million	Total € million

Balances with central banks	6.5					6.5
Loans and advances to banks	51,158.0				6,353.0	57,511.0
Loans and advances to customers	7,496.8					7,496.8
Fair value changes of hedged items in a portfolio hedge	1,258.6					1,258.6
Positive fair values of derivative financial instruments				6,549.5		6,549.5
Financial investments		10,699.0	3,278.3		5,277.3	19,254.6
Other assets	2,918.3					2,918.3

Total assets	62,838.2	10,699.0	3,278.3	6,549.5	11,630.3	94,995.3

	Other liabilities € million	Held for trading € million	Designated as at fair value € million	Total € million

Liabilities to banks	1,935.7		512.8	2,448.5
Liabilities to customers	2,340.9		1,848.1	4,189.0
Securitized liabilities	21,500.1		52,331.7	73,831.8
Negative fair values of derivative financial instruments		7,333.1		7,333.1
Subordinated liabilities	66.3		674.4	740.7
Other liabilities	2,622.5			2,622.5

Total liabilities	28,465.5	7,333.1	55,367.0	91,165.6

Dec. 31, 2016	Loans and receivables € million	Available for sale € million	Held to maturity € million	Held for trading € million	Designated as at fair value € million	Total € million

Balances with central banks	21.1					21.1
Loans and advances to banks	48,552.4				6,904.8	55,457.2
Loans and advances to customers	6,378.3				2.6	6,380.9
Fair value changes of hedged items in a portfolio hedge	1,298.8					1,298.8
Positive fair values of derivative financial instruments				7,238.9		7,238.9
Financial investments		11,681.0	3,260.5		4,970.7	19,912.2
Other assets	2,930.4					2,930.4

Total assets	59,181.0	11,681.0	3,260.5	7,238.9	11,878.1	93,239.5

	Other liabilities € million	Held for trading € million	Designated as at fair value € million	Total € million

Liabilities to banks	1,826.5		1,002.8	2,829.3
Liabilities to customers	2,975.6		1,432.7	4,408.3
Securitized liabilities	21,298.3		50,246.6	71,544.9
Negative fair values of derivative financial instruments	0.0	7,152.9		7,152.9
Subordinated liabilities	66.8		662.6	729.4
Other liabilities	2,755.5			2,755.5

Total liabilities	28,922.7	7,152.9	53,344.7	89,420.3

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(55)	Financial instruments designated as at fair value

	Loans and advances		Financial assets		Liabilities

	2016 € million	2015 € million	2016 € million	2015 € million	2016 € million	2015 € million

Maximum exposure to credit risk Dec. 31	6,353.0	6,907.4	5,277.3	4,970.7	—	—
Fair value changes attributable to changes in credit risk
– during the period	0.0	6.7	-0.1	-0.2
– accumulated	0.4	3.4	-0.1	-1.2

Fair value changes attributable to changes in credit risk are determined as the amount of the fair value changes that is not attributable to changes in market risk. This means that the amount is determined on the basis of measurement effects resulting from changes in the credit rating of business partners or businesses or in the bank’s own credit rating.

In the year under review and previous years, the measurement of liabilities only included market-related changes. The credit rating of Rentenbank, and hence that of its liabilities, did not change in 2016 or in previous years.

	Liabilities

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Carrying amount	55,367.0	52,590.1	2,776.9
Repayment at maturity	55,157.1	52,268.9	2,888.2
Difference	-209.9	-321.2	111.3
Of which capitalization of interest due in the future	-880.8	-737.6	-143.2

The difference between the carrying amount and the contractual repayment at maturity results from measurement at fair value and, particularly in the case of zero bonds, from the capitalization of interest due in the future.

(56)	Net gains or losses by measurement category

	Income Statement		Other comprehensive income

	Net gains/losses from fair value and hedge accounting		Result from available-for-sale instruments

	2016	2015	2016	2015
	€ million	€ million	€ million	€ million

Held for trading	-1,283.0	-183.0	0.0	0.0
Designated as at fair value	827.9	647.9	0.0	0.0
Loans and receivables	213.3	-382.1	0.0	0.0
Available for sale	-63.7	-179.0	11.4	-56.4
Held to maturity	0.0	0.0	0.0	-0.1
Other liabilities	70.5	301.1	0.0	0.0

Total	-235.0	204.9	11.4	-56.5

Reconciliation to Note 30

Amortized amounts from ineffective hedging relationships are included in fair value measurement as

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part of net gains/losses from fair value and hedge accounting. The amortized amounts relate to hedged items of the loans and receivables and other liabilities categories. A reconciliation of the item ‘fair value measurement’ included in net gains/losses from fair value and hedge accounting to the categories shown here is only possible in aggregate amounts.

Net gains/losses on foreign currency translation of EUR 26.2 million (2015: EUR 5.7 million), set out in Note 30, comprise hedges of EUR -44.6 million (2015: EUR -0.2 million) classified as held for trading and hedged items designated as at fair value of EUR 70.8 million (2015: EUR 5.9 million).

(57)	Disclosures on the fair value of financial instruments measured at fair value

The following table provides an overview of the balance sheet classes of the financial instruments measured at fair value, presented by valuation method:

Dec. 31, 2016	Fair value € million	Quoted prices in active markets (Level 1) € million	Significant observable inputs (Level 2) € million	Significant unobservable inputs (Level 3) € million

Loans and advances to banks	6,353.0	0.0	4,705.3	1,647.7
Promissory notes and registered debt securities	1,015.7	0.0	1,015.7	0.0
Special promotional loans	1,548.0	0.0	0.0	1,548.0
Other	3,789.3	0.0	3,689.6	99.7
Loans and advances to customers	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	6,549.5	0.0	6,549.5	0.0
Financial investments	15,857.5	7,236.0	8,348.6	272.9

Total assets	28,760.0	7,236.0	19,603.4	1,920.6

Liabilities to banks	512.8	0.0	512.8	0.0
Liabilities to customers	1,848.1	0.0	1,435.4	412.7
Securitized liabilities	52,331.7	28,821.7	23,069.1	440.9
Medium-term notes	30,344.4	12,794.7	17,108.8	440.9
Global bonds	16,027.0	16,027.0	0.0	0.0
Euro commercial paper	5,901.3	0.0	5,901.3	0.0
Other	59.0	0.0	59.0	0.0
Negative fair values of derivative financial instruments	7,333.1	0.0	7,333.1	0.0
Subordinated liabilities	674.4	0.0	0.0	674.4

Total liabilities	62,700.1	28,821.7	32,350.4	1,528.0

Financial investments do not include participations in two banks and several companies at a total carrying amount of EUR 118.8 million (2015: EUR 118.8 million). They are measured at cost as their fair value cannot be reliably determined. Since the participations are not traded in an active market, no quoted prices are available. A model-based measurement is not possible either as the future cash flows cannot be reliably estimated. There is no intention to dispose of these participations.

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Dec. 31, 2015	Fair value € million	Quoted prices in active markets (Level 1) € million	Significant observable inputs (Level 2) € million	Significant unobservable inputs (Level 3) € million

Loans and advances to banks	6,904.8	0.0	4,135.9	2,768.9
Promissory notes and registered debt securities	1,508.1	0.0	1,508.1	0.0
Special promotional loans	2,669.9	0.0	0.0	2,669.9
Other	2,726.8	0.0	2,627.8	99.0
Loans and advances to customers	2.6	0.0	0.0	2.6
Positive fair values of derivative financial instruments	7,238.9	0.0	7,238.9	0.0
Financial investments	16,532.9	9,024.7	7,446.9	61.3

Total assets	30,679.2	9,024.7	18,821.7	2,832.8

Liabilities to banks	1,002.8	0.0	1,002.8	0.0
Liabilities to customers	1,432.7	0.0	203.0	1,229.7
Securitized liabilities	50,246.6	24,078.1	26,106.7	61.8
Medium-term notes	30,479.5	11,043.5	19,374.2	61.8
Global bonds	16,192.5	13,034.6	3,157.9	0.0
Euro commercial paper	3,514.4	0.0	3,514.4	0.0
Other	60.2	0.0	60.2	0.0
Negative fair values of derivative financial instruments	7,152.9	0.0	7,152.9	0.0
Subordinated liabilities	662.6	0.0	0.0	662.6

Total liabilities	60,497.6	24,078.1	34,465.4	1,954.1

Since the last reporting date, the following transfers occurred between Levels 1 and 2 of the fair value hierarchy:

	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Transfers from Level 1 to Level 2
Financial investments	1,292.8	1,781.5
Securitized liabilities	53.7	4,260.6
Medium-term notes	53.7	4,260.6
Global bonds	0.0	0.0
Transfers from Level 2 to Level 1
Financial investments	1,295.7	2,393.9
Securitized liabilities	4,665.9	2,651.1
Medium-term notes	1,445.3	1,491.0
Global bonds	3,220.6	1,160.1

The transfers were made due to the availability or the absence of quoted prices in active markets.

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CHANGES IN LEVEL 3

The following table shows the amounts and results of the financial instruments measured at fair value which were determined using valuation techniques and include significant unobservable inputs (Level 3). The changes are presented by class:

	Loans and advances to banks		Loans and advances to customers	Financial Investment

2016	Special promotional loans € million	Other € million	€ million	€ million

Fair value as of Jan. 1	2,669.9	99.0	2.6	61.3
Transfers to Level 3	0.0	0.0	0.0	121.7
Transfers from Level 3	0.0	0.0	0.0	0.0
Gains and losses recognized
in net gains/losses on fair value and hedge accounting (income statement)	23.9	0.7	2.2	4.5
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0	0.5
Additions from purchases	0.0	0.0	0.0	84.5
Disposals from sales	0.0	0.0	0.0	0.0
Settlements	1,146.4	0.0	4.8	0.0
Change in accrued interest	0.6	0.0	0.0	0.4

Fair value as of Dec. 31	1,548.0	99.7	0.0	272.9
Unrealized gains and losses recognized in the income statement relating to assets held as of Dec. 31	14.0	0.9	0.0	4.5

2016	Liabilities to customers € million	Securitized liabilities Medium term notes € million	Subordinated liabilities € million

Fair value as of Jan. 1	1,229.7	61.8	662.6
Transfers to Level 3	40.4	339.2	0.0
Transfers from Level 3	1,010.0	0.0	0.0
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	-13.0	-39.7	-12.2
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0
New issues	139.6	0.0	0.0
Settlements	0.0	0.0	0.0
Change in accrued interest	0.0	0.2	-0.4

Fair value as of Dec. 31	412.7	440.9	674.4
Unrealized gains and losses recognized in the income statement relating to liabilities held as of Dec. 31	-13.0	-39.7	-12.3

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	Loans and advances to banks		Loans and advances to customers		Financial investments

2015	Special promotional loans € million	Other € million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	3,420.9	99.0		0.4		44.0
Transfers to Level 3	0.0	0.0		0.0		55.2
Transfers from Level 3	0.0	0.0		0.0		35.9
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	8.4	0.0		2.4		-0.6
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0		0.0		-1.4
Additions from purchases	0.0	0.0		0.0		0.0
Disposals from sales	0.0	0.0		0.0		0.0
Settlements	758.8	0.0		0.2		0.0
Change in accrued interest	-0.6	0.0		0.0		0.0

Fair value as of Dec. 31	2,669.9	99.0		2.6		61.3
Unrealized gains and losses recognized in the income statement relating to assets held as of Dec. 31	4.5	0.0		2.4		-0.6

2015	Liabilities to customers € million	Securitized liabilities Medium term notes € million	Subordinated liabilities € million

Fair value as of Jan. 1	1,305.1	0.0	623.0
Transfers to Level 3	0.0	0.0	0.0
Transfers from Level 3	0.0	0.0	0.0
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	-0.9	4.5	-39.7
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0
New issues	14.0	65.8	0.0
Settlements	89.9	0.0	0.0
Change in accrued interest	-0.4	0.5	-0.1

Fair value as of Dec. 31	1,229.7	61.8	662.6
Unrealized gains and losses recognized in the income statement relating to liabilities held as of Dec. 31	-2.6	4.5	-39.7

Transfers are always recognized at the beginning of the reporting period, irrespective of the actual time of the event that triggered the transfer.

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The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments. Unless otherwise stated, the results are recognized through profit or loss in net gains/losses from fair value and hedge accounting:

Dec. 31, 2016	Fair value € million	Valuation technique	Significant unobservable inputs	Range (weighted average) in bps	Seenario +40bps € million

Loans and advances to banks	1,647.7	Discounted cash flow	Credit spread for loans	-5 to 59 (8.2)	-10.8
Special promotional loans	1548.0	Discounted cash flow	Credit spread for loans	-5 to 7 (4.9)	-10.6
Other	99.7	Discounted cash flow	Credit spread for loans	59 to 59 (59)	-0.2
Financial assets	8.5	Discounted cash flow	Credit spread for bonds with indemnity agreements	14 to 14 (14)	0.0
Of which net gains/losses from fair value and hedge accounting (income statement)	8.5	Discounted cash flow	Credit spread for loans	14 to 14 (14)	0.0
Financial investments	264.4	Bloomberg	significant portion of unobservable inputs in relation to the Bloomberg price		-6.7
Of which result from available-for-sale instruments (other comprehensive income)	264.4	Bloomberg	significant portion of unobservable inputs in relation to the Bloomberg price		-6.7
Liabilities to customers	412.7	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 20 years	-13 to -12 (-12.9)	59.5
		Discounted cash flow	Credit spread for own issues in JPY	15 to 15 (15)	0.4
Securitized liabilities	440.9	Discounted cash flow	Credit spread for own issues	-32 to 30 (19.4)	1.2
Medium-term notes	440.9	Discounted cash flow	Credit spread for own issues in BRL	30 to 30 (30)	1.2
		Discounted cash flow	Credit spread for own issues in JPY	-32 to 22 (-10.6)	0.0
Subordinated liabilities	674.4	Discounted cash flow	Credit spread for subordinated issues	-19 to 34 (5.1)	25.5

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Dec. 31, 2015	Fair value € million	Valuation technique	Significant unobservable inputs	Range (weighted average) in bps	Seenario +40bps € million

Loans and advances to banks	2,768.9	Discounted cash flow	Credit spread for loans	-10 to 68 (5.1)	-20.3
Special promotional loans	2,669.9	Discounted cash flow	Credit spread for loans	-10 to 68 (5.8)	-19.7
Other	99.0	Discounted cash flow	Credit spread for loans	64 to 64 (64)	-0.6
Loans and advances to customers	2.6	Discounted cash flow	Credit spread for loans	1290 to 1290 (1290)	0.0
Financial assets	8.4	Discounted cash flow	Credit spread for bonds with indemnity agreements	-12 to -12 (-12)	0.0
Of which net gains/losses from fair value and hedge accounting (income statement)	8.4	Discounted cash flow	Credit spread for loans		0.0
Financial assets	52.9	Bloomberg	significant portion of unobservable inputs in relation to the Bloomberg price		-0.7
Of which result from available-for-sale instruments (other comprehensive income)	52.9				-0.7
Liabilities to customers	1,229.7	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	-24 to 3 (-18.3)	100.6
		Discounted cash flow	Credit spread for own issues in NZD	64 to 64 (64)	0.3
Securitized liabilities	61.8	Discounted cash flow	Credit spread for own issues in BRL	32 to 32 (32)	1.0
Medium-term notes	61.8	Discounted cash flow	Credit spread for own issues in BRL	32 to 32 (32)	1.0
Subordinated liabilities	662.6	Discounted cash flow	Credit spread for subordinated issues	-7 to 41 (5)	26.0

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(58)	Disclosure of the fair value of financial instruments measured at amortized cost

For financial instruments not carried at fair value in the balance sheet, the carrying amount is compared with the fair value.

	Dec. 31, 2016			Dec. 31, 2015

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Cash and balances with central banks	6.5	6.5	0.0	21.1	21.1	0.0
Loans and advances to banks	51,762.8	51,158.0	604.8	48,900.2	48,552.4	347.8
Loans and advances to customers	7,724.5	7,496.8	227.7	6,553.4	6,378.3	175.1
Fair value changes of hedged items in a portfolio hedge	1,258.6	1,258.6	0.0	1,298.8	1,298.8	0.0
Financial investments	3,466.2	3,278.3	187.9	3,445.3	3,260.5	184.8
Other assets	2,918.3	2,918.3	0.0	2,930.4	2,930.4	0.0

Total assets	67,136.9	66,116.5	1,020.4	63,149.2	62,441.5	707.7

Liabilities to banks	1,962.7	1,935.7	27.0	1,856.5	1,826.5	30.0
Liabilities to customers	2,394.0	2,340.9	53.1	3,047.0	2,975.6	71.4
Securitized liabilities	21,674.4	21,500.1	174.3	21,428.3	21,298.3	130.0
Subordinated liabilities	66.7	66.3	0.4	67.2	66.8	0.4
Other liabilities	2,622.5	2,622.5	0.0	2,755.5	2,755.5	0.0

Total liabilities	28,720.3	28,465.5	254.8	29,154.5	28,922.7	231.8

Positive differences for assets and negative differences for liabilities represent unrealized gains, while negative differences for assets and positive differences for liabilities represent unrealized losses.

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The fair values disclosed are assigned to the following hierarchy levels:

Dec. 31, 2016
	Fair value € million	Quoted prices on active markets (Level 1) € million	Significant observable inputs (Level 2) € million	Significant unobservable inputs (Level 3) € million

Loans and advances to banks	51,762.8	0.0	11,495.7	40,267.1
Promissory notes and registered debt securities	11,525.4	0.0	11,485.9	39.5
Special promotional loans	40,227.6	0.0	0.0	40,227.6
Other	9.8	0.0	9.8	0.0
Loans and advances to customers	7,724.5	0.0	7,528.2	196.3
Fair value changes of hedged items in a portfolio hedge	1,258.6	0.0	1,258.6	0.0
Financial investments	3,466.2	1,226.4	2,082.3	157.5
Investment property	28.7	0.0	0.0	28.7

Total assets	64,240.8	1,226.4	22,364.8	40,649.6

Liabilities to banks	1,962.7	0.0	1,962.7	0.0
Liabilities to customers	2,394.0	0.0	2,353.8	40.2
Securitized liabilities	21,674.4	18,491.1	3,183.3	0.0
Medium-term notes	21,674.0	18,491.1	3,182.9	0.0
Global bonds	0.0	0.0	0.0	0.0
Euro commercial paper	0.0	0.0	0.0	0.0
Other	0.4	0.0	0.4	0.0
Subordinated liabilities	66.7	0.0	0.0	66.7

Total liabilities	26,097.8	18,491.1	7,499.8	106.9

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Dec. 31, 2015
	Fair value € million	Quoted prices on active markets (Level 1) € million	Significant observable inputs (Level 2) € million	Significant unobservable inputs (Level 3) € million

Loans and advances to banks	48,900.2	0.0	11,509.0	37,391.2
Promissory notes and registered debt securities	11,749.4	0.0	11,506.6	242.8
Special promotional loans	37,148.4	0.0	0.0	37,148.4
Other	2.4	0.0	2.4	0.0
Loans and advances to customers	6,553.4	0.0	3,598.8	2,954.6
Fair value changes of hedged items in a portfolio hedge	1,298.8	0.0	1,298.8	0.0
Financial investments	3,445.3	1,193.4	2,203.1	48.8
Investment property	20.3	0.0	0.0	20.3

Total assets	60,218.0	1,193.4	18,609.7	40,414.9

Liabilities to banks	1,856.5	0.0	1,702.9	153.6
Liabilities to customers	3,047.0	0.0	2,196.3	850.7
Securitized liabilities	21,428.3	12,411.8	8,983.3	33.2
Medium-term notes	21,428.0	12,411.8	8,983.0	33.2
Global bonds	0.0	0.0	0.0	0.0
Euro commercial paper	0.0	0.0	0.0	0.0
Other	0.3	0.0	0.3	0.0
Subordinated liabilities	67.2	0.0	0.0	67.2

Total liabilities	26,399.0	12,411.8	12,882.5	1,104.7

(59)	Derivatives

Breakdown by risk:

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Interest rate risks	104,715.9	103,207.9	1,604.1	1,918.7	5,452.8	5,026.4
Currency risks	56,860.1	53,674.1	4,945.4	5,313.6	1,880.3	2,126.5
Share price risk and other price risks	0.0	30.0	0.0	6.6	0.0	0.0

Total	161,576.0	156,912.0	6,549.5	7,238.9	7,333.1	7,152.9

Breakdown by counterparty:

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Dec. 31, 2016 € million	Dec. 31, 2015 € million	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Banks in OECD countries	150,889.2	139,143.8	6,278.2	6,470.5	6,692.2	6,295.5
Non-banks in OECD countries	10,226.3	16,894.8	271.3	767.8	612.5	796.5
Public-sector entities in OECD countries	460.5	873.4	0.0	0.6	28.4	60.9

Total	161,576.0	156,912.0	6,549.5	7,238.9	7,333.1	7,152.9

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Other disclosures

(60)	Capital management

The investment of capital in the Capital Investment segment is decided by the Board of Managing Directors. Anticipated changes in interest rates as well as the maturity profile are of major significance in this context.

(61)	Regulatory capital

In accordance with IAS 1.135, disclosures on regulatory own funds are to be made in the consolidated financial statements.

The Group’s regulatory own funds are required to be determined on the basis of applicable EU law, i.e. in accordance with the Capital Requirements Regulation (CRR – the regulation on the implementation of the capital adequacy requirements under Basel III). This is due to the adoption of the Capital Requirements Directive IV (CRD IV) which transposed the capital requirement framework into national law. The Group’s regulatory own funds were determined on the basis of the IFRS consolidated financial statements using the scope of consolidation as applied in the financial statements. This scope of consolidation is equivalent to the regulatory scope of consolidation.

Eligible own funds comprise Tier 1 and Tier 2 capital. The following table shows the IFRS amounts of the eligible own funds as of December 31, 2016:

	Dec. 31, 2016 € million	Dec. 31, 2015 € million

Subscribed capital pursuant to Art. 26(1) point (a) CRR	135.0	135.0
Retained earnings pursuant to Art. 26(1) point (c) CRR	3,475.1	3,046.2
Deductions from Common Equity Tier 1 (Difference portfolio valuation allowance: as of reporting date compared to the previous year)	0.0	-1.6
Revaluation reserve pursuant to Art. 26(1) point (d) CRR in conjunction with Art. 468 CRR (transitional provisions)	37.0	44.9
Measurement effects from own credit risk from liabilities prudential filters, own credit pursuant to Art. 33(1) point b) CRR	222.4	285.8
Measurement effects from own credit risk from derivative liabilities prudential filters, own credit pursuant to Art. 33(1) point (b) CRR	-0.1	-1.5
Additional value adjustments pursuant to Art. 34 CRR (prudent valuation)	-353.0	-312.0
Intangible assets pursuant to Art. 37 CRR	-17.2	-17.8

Tier 1 capital	3,499.2	3,179.0

Subordinated liabilities pursuant to Art. 62 point (a) CRR	44.1	46.1
Subordinated liabilities pursuant to Art. 484 CRR	339.7	413.4
Credit risk adjustment pursuant to Art. 110 (1) CRR	0.0	16.3

Tier 2 capital	383.8	475.8

Eligible own funds	3,883.0	3,654.8

Under the credit-risk standardized approach, business partner ratings are used and a CVA charge is covered by own funds. In accordance with the regulatory requirements, the latter takes into account a deterioration in the credit quality of derivative counterparties. This leads to a corresponding increase in risk-weighted assets.

As in the prior year, Rentenbank met the regulatory minimum capital requirements at all times in the reporting year. The following key figures were calculated for the Group in accordance with the CRR as of the reporting date:

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	Dec. 31, 2016%	Dec. 31, 2015%

Common Equity Tier 1 capital ratio pursuant to CRR	23.2	20.2
Tier 1 capital ratio pursuant to CRR	23.2	20.2
Total capital ratio pursuant to CRR	25.7	23.2

(62)	Country-by-country reporting

The requirements set out in Article 89 of Directive 2013/36/EU (CRD IV) were transposed into German law by means of Section 26a (1) sentence 2 et seq. of the German Banking Act (Kreditwesengesetz – KWG).

According to this section, CRR institutions are required to disclose the following information on a consolidated basis, specified by EU member state or by third country in which they have establishments or their registered office:

–	Name(s), nature of activities and geographical location

–	Turnover

–	Number of employees on a full-time equivalent basis

–	Profit or loss before tax

–	Tax on profit or loss

–	Public subsidies received

In addition, CRR institutions are required to disclose their return on assets pursuant to Section 26a (1) sentence 4 KWG.

Name and nature of activities

Landwirtschaftliche Rentenbank, a credit institution, and the fully consolidated subsidiaries as financial institutions, all with their registered offices in Frankfurt am Main, Germany, do not have branch offices. Therefore, all the information presented in the annual financial statements in accordance with Section 26a (1) sentence 2 KWG relates solely to Germany.

Turnover

Turnover is defined as the total of the following income statement items (in accordance with IFRS):

–	Net interest income

–	Net fee and commission income

–	Other operating income/expenses

–	Net gains/losses on financial investments

–	Net gains/losses from fair value and hedge accounting

The turnover determined using this method amounted to EUR 93.2 million in the fiscal year 2016 (2015: EUR 529.2 million).

Since the combined revenues of the two subsidiaries LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (DSV) account for less than 1% of the Group’s operating profit before consolidation, their revenues are not presented separately due to immateriality.

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Number of employees

The number of employees is stated on an average full-time equivalent basis pursuant to Section 267 (5) HGB.

Rentenbank employed 278 (2015: 268) employees on average in 2016, of which 221 (2015: 218) were full-time employees. The two subsidiaries LRB and DSV have no employees of their own.

Profit before tax and tax on profit or loss

Profit before tax for the fiscal year 2016 amounted to EUR 5.3 million (2015: EUR 445.7 million), tax on profit or loss amounted to EUR -1.2 million (2015: EUR -2.6 million).

Public subsidies

The Federal Republic of Germany has an institutional liability (Anstaltslast) and has issued a guarantee for the liabilities of Rentenbank (refinancing guarantee). Rentenbank has not received public subsidies.

Return on assets

In accordance with Section 26a (1) sentence 4 KWG, the return on assets is calculated as the ratio of the Group’s net income after tax under IFRS and the Group’s total assets under IFRS. It was 0.00% as of December 31, 2016 (2015: 0.48%).

(63)	Assets pledged and received as collateral

The Group uses derivatives exclusively to hedge existing and foreseeable market risks. They are entered into only with counterparties from EU/OECD countries. Rentenbank has concluded master netting agreements with these counterparties and entered into collateral agreements based on these netting agreements. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives in excess of the contractual allowance amounts and minimum transfer amounts. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The EONIA rate is applied daily to the collateral provided and received. Interest payments are made on a monthly basis.

Positive and negative fair values of derivative financial instruments are not offset pursuant to IAS 32.42, but reported on a gross basis.

	Positive fair values		Negative fair values

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	€ million	€ million	€ million	€ million

Gross carrying amount	6,549.5	7,238.9	7,333.1	7,152.9
Cash collateral from collateral management	2,622.5	2,755.5	2,918.3	2,930.4

The following assets are registered as collateral in the cover register for covered bonds in the amount of EUR 22.7 million (2015: EUR 463.1 million):

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Loans and advances to banks	96.1	924.1	-828.0
Loans and advances to customers	0.0	0.0	0.0

In order to ensure solvency, the freely available refinancing potential amounted to EUR 20,207 million in nominal terms (2015: EUR 20,010 million) as of the balance sheet date.

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As of December 31, 2016, receivables from reverse repo transactions in connection with General Collateral Pooling amounted to EUR 2,265 million (2015: EUR 1,502 million) due from Eurex Clearing AG. In this context, Rentenbank received collateral from the basket of securities with a market value of EUR 2,385 million (2015: EUR 1,611 million) and a nominal amount of

EUR 2,207 million (2015: EUR 1,508 million). Rentenbank deposited securities with a collateral value of EUR 700 million (2015: EUR 600 million) and a notional amount of EUR 688 million (2015: EUR 587 million) as collateral at Eurex Clearing AG.

In addition, Rentenbank provided securities from its own portfolio as collateral with a collateral value of EUR 16 million (2015: EUR 16 million) and a notional amount of EUR 13 million (2015: EUR 13 million).

(64)	Contingent liabilities and other commitments

	Dec. 31, 2016	Dec. 31, 2015	Change in
	€ million	€ million	€ million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	1.0	1.3	-0.3
Other commitments
Irrevocable loan commitments	990.0	841.7	148.3

Total	991.0	843.0	148.0

Contingent liabilities only consist of deficiency guarantees for loans subject to interest rate reduction. Rentenbank has counter-guarantees granted by the Federal Government that fully collateralize the deficiency guarantees. Guarantees are not expected to be called upon.

Other commitments include irrevocable loan commitments from the special promotional business. These commitments will be drawn down largely in 2017.

(65)	List of participations

The following table provides a full list of all the participations of the Rentenbank Group pursuant to Section 313 (2) HGB.

Name of company		Share of capital in %	Equity in EUR million	Result in EUR million

I.	Companies included in the consolidated financial statements

	Fully-consolidated subsidiaries
	LR-Beteiligungsgesellschaft mbH, Frankfurt am Main	100.0	121.9	-0.5
	DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	100.0	13.4	2.2
II.	Companies not included in the consolidated financial statements

	Subsidiaries
	Getreide-Import-Gesellschaft mbH, Frankfurt am Main1)	100.0	7.7	0.0
	Associates
	Deutsche Bauernsiedlung – Deutsche Gesellschaft für
	Landentwicklung (DGL) GmbH, Frankfurt am Main2)	25.1	7.0	-0.2
	Other equity holdings
	LAND-DATA Beteiligungs GmbH, Hanover2)	10.9	1.7	0.4
	LAND-DATA GmbH, Hanover2)	10.9	4.4	0.2
	Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen2)	9.8	45.6	3.2
	Niedersächsische Landgesellschaft mbH, Hanover2)	6.3	140.4	26.3
	Landgesellschaft Sachsen-Anhalt mbH, Magdeburg2)	5.5	61.6	9.3
	Landgesellschaft Schleswig-Holstein mbH, Kiel2)	3.2	69.1	9.8
	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main2)	2.9	8,008.0	224.0

1) A profit and loss transfer agreement is in place with the company
2) Data as of December 31, 2015

The Group structure provides for limitations between the subsidiaries LRB, DSV, and GIG in terms of funding and transfer of assets. Approval by Rentenbank (shareholder) is required in individual cases.

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Additional disclosures on the consolidated companies and associates

The participations held in Getreide-Import-Gesellschaft mbH, Frankfurt am Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, were not included in the consolidated financial statements due to immateriality. The remaining companies in which Rentenbank holds interests are neither controlled by Rentenbank nor can Rentenbank exercise significant influence over them. Therefore, the interests held in these companies are reported as financial investments.

The currently available financial information pursuant to HGB of the associate Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, can be summarized as follows:

	Dec. 31, 2016	Dec. 31, 2015
	€ thousand	€ thousand

Assets	19,513.1	19,907.5
Liabilities	12,532.5	12,696.8
Net income/loss	-0.2	-0.2

(66)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Rentenbank Group must be disclosed. Related parties are the members of the Board of Managing Directors and of the Board of Supervisory Directors, including dependents. Furthermore, the Group’s related parties include the Federal Ministry of Food and Agriculture, the subsidiary not included in the consolidated financial statements (Getreide-Import-Gesellschaft mbH, Frankfurt am Main), as well as the associate not accounted for using the equity method (Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt am Main).

The following transactions were carried out with the related parties:

	Board of Managing Directors		Subsidiaries		Associates

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand

Deposits	423.3	630.8	8,785.7	8,882.4	496.8	565.4

The above deposits are unsecured and bear floating-rate interest. The deposits by the Board of Managing Directors concern deposits held in current accounts and investment accounts and are subject to the generally applicable terms and conditions for Rentenbank employees. Current account deposits are payable on demand, deposits on investment accounts are payable on a semi-annual basis. Loan and securities transactions were not entered into.

On the basis of the management service agreement between GIG and the Group, the Group received income of EUR 99.3 thousand (2015: EUR 87.0 thousand) for the fiscal year 2016. The Group received EUR 1.7 thousand (2015: EUR 1.5 thousand) for internal audit services in connection with current audit activities at GIG. The Group had liabilities from obligations related to pension plan deficits in the amount of EUR 121.0 thousand (2015: EUR 97.7 thousand) towards GIG. Due to a profit and loss transfer agreement, the Group absorbed the net loss of GIG in the amount of EUR 106.7 thousand (2015: EUR 75.5 thousand).

Provisions of EUR 6.1 million (2015: EUR 6.2 million) relate to the contractual obligation of the Group to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, which is currently in liquidation.

On the basis of a service agreement with DGL, the Group received income in the amount of EUR 24.6 thousand (2015: EUR 24.6 thousand).

The Group did not enter into any transactions with the members of the Board of Supervisory Directors.

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Rentenbank is subject to the legal supervision of the German Federal Ministry of Food and Agriculture (the supervisory authority), which makes its decisions in concert with the German Federal Ministry of Finance. The supervisory authority ensures that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and that the bank’s activities are in compliance with laws and the bank’s statutes.

As in the previous year, no significant transactions were carried out in 2016 with the supervisory authority or with companies that are controlled by the supervisory authority or over which the supervisory authority exercises significant influence.

The following remuneration was determined for the individual members of the Board of Managing Directors in the fiscal year 2016

	Fixed remuneration		Variable remuneration		Other remuneration		Total remuneration

	2016	2015	2016	2015	2016	2015	2016	2015
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand

Hans Bernhardt	700.0	530.0	120.0	235.0	41.2	41.1	861.2	806.1
Dr. Horst Reinhardt	700.0	530.0	120.0	235.0	27.0	26.6	847.0	791.6
Imke Ettori**	300.0	400.0	0.0	100.0	273.9	11.8	573.9	511.8

Total	1,700.0	1,460.0	240.0	570.0	342.1	79.5	2,282.1	2,109.5

* As a result of the change in the remuneration system (effective as from the fiscal year 2016), the figures for Mr. Bernhardt and Dr. Reinhardt each include a fixed one-off payment totaling EUR 170.0 thousand
** Member until September 30, 2016

Remuneration is classified exclusively as current benefits since they are paid within twelve months after the end of the fiscal year. A portion of 40% of the variable remuneration for the fiscal year 2015 was spread out over a period of three years and will be paid from 2017 to 2019, provided that the relevant conditions are met.

The pension obligations due to the members of the Board of Managing Directors amounted to EUR 10,575.7 thousand as of December 31, 2016 (2015: EUR 10,052.7 thousand). The portion of the additions to pension provisions for the members of the Board of Managing Directors classified as personnel expenses amounted to EUR 739.4 thousand in the fiscal year 2016 (2015: EUR 745.9 thousand).

Pension and other obligations to the former members of the Board of Managing Directors and former managing directors as well as their surviving dependents totaled EUR 19,282.6 thousand (2015: EUR 19,508.2 thousand) as of December 31, 2016. Benefits and other remuneration paid in the reporting period amounted to EUR 1,334.9 thousand (2015: EUR 1,311.8 thousand).

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a fixed remuneration of EUR 30.0 thousand (2015: EUR 30.0 thousand), his Deputy Chairman EUR 20.0 thousand (2015: EUR 20.0 thousand) and all other members of the Board of Supervisory Directors receive basic annual remuneration of EUR 10.0 thousand each (2015: EUR 10.0 thousand). In addition, the members of the Board of Supervisory Directors who are members of a committee receive remuneration of EUR 2.0 thousand (2015: EUR 2.0 thousand) and members who chair a committee EUR 4.0 thousand (2015: EUR 4.0 thousand).

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The total remuneration of the Board of Supervisory Directors in the year under review amounted to EUR 282.5 thousand (2015: EUR 292.5 thousand), including VAT.

	Membership		Remuneration

	2016	2015	2016 € thousand	2015 € thousand

Joachim Rukwied	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	42.0	42.0
Christian Schmidt1)	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	22.0	22.0
Georg Fahrenschon	Jan. 1 – June 30	Jan. 1 – Dec. 31	7.0	14.0
Udo Folgart	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Dr. Robert Kloos	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Bernhard Krüsken	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	15.5	14.0
Michael Reuther	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Dr. Caroline Toffel	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	12.3
Werner Hilse	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Manfred Nüssel	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Harald Schaum	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Brigitte Scherb	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Konrad Weiterer	Jan. 1 – Aug. 24	Jan. 1 – Dec. 31	6.7	10.0
Dr. Marcus Pleyer2)	Jan. 1 – Dec. 31	—	14.5	—
Werner Schwarz	Jan. 1 – Dec. 31	—	10.0	—
Dr. Rolf Bösinger	Jan. 1 – Dec. 31	—	10.0	—
Birgit Keller	Jan. 1 – Dec. 31	—	10.0	—
Wolfgang Reimer	Jan. 1 – May 2	—	3.3	—
Peter Hauk	May 12 – Dec. 31	—	6.3	—
Dr. Klaus Stein	—	Jan. 1 – Nov. 30	—	16.2
Norbert Schindler	—	Jan. 1 – Dec. 31	—	12.0
Helmut Brunner	—	Jan. 1 – Dec. 31	—	10.0
Prof. Matthias Stauch	—	Jan. 1 – Dec. 31	—	10.0
Jörg Vogelsänger	—	Jan. 1 – Dec. 31	—	10.0

Total remuneration			251.3	262.5

1)	Direct donations to the foundation “Neue Synagoge Berlin – Centrum Judaicum”, “Arbeitsgemeinschaft der Evangelischen Jugend in Deutschland e.V.” and “Förderverein BlechSchatz / Verein zur Förderung der Posaunenchorarbeit in Bayern e.V.”
2)	Member since December 21, 2015; no remuneration in 2015

Additional disclosures pursuant to the German Commercial Code (HGB)

(67)	Average number of employees

	Men		Women		Total

	2016	2015	2016	2015	2016	2015

Full-time employees	141	135	80	83	221	218
Part-time employees	9	5	48	45	57	50

Total	150	140	128	128	278	268

(68)	Auditors’ fees

	2016	2015
	€ thousand	€ thousand

Audit services*	304.4	286.4
Other certification services	82.9	65.4
Tax consulting services	0.0	20.5
Other services	393.6	352.2

* Of the fees for audit services in 2016, EUR 23.0 thousand relates to the previous year; of the fees for audit services in 2015, EUR 18.4 thousand related to 2014

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The Declaration of Conformity with the German Public Corporate Governance Code has been submitted and has been published on Rentenbank’s website.

Frankfurt am Main, March 15, 2017

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt

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Responsibility Statement by the Board of Managing Directors

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of the Group, and the Group’s combined management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 15, 2017

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the consolidated financial statements prepared by Landwirtschaftliche Rentenbank, Frankfurt/Main, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report for the business year from January 1 to December 31, 2016. The preparation of the consolidated financial statements and the combined management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch “German Commercial Code”] are the responsibility of the parent company‘s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 15, 2017

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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Report of the Board of Supervisory Directors

The Board of Supervisory Directors and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Board of Managing Directors in its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the combined management report were prepared by the Board of Managing Directors in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) as of December 31, 2016 and were audited by the auditors KPMG Wirtschaftsprüfungsgesellschaft, Berlin, who issued an unqualified audit opinion. The voluntary consolidated financial statements as well as the combined management report as of December 31, 2016 were prepared by the Board of Managing Directors in accordance with International Financial Reporting Standards (IFRS) and the additional requirements applicable under Section 315a (1) of the German Commercial Code (HGB). KPMG Wirtschaftsprüfungsgesellschaft, Berlin, audited the voluntary consolidated financial statements as well as the combined management report and issued an unqualified audit opinion. The findings of the audit were noted with approval by the Board of Supervisory Directors.

The Board of Supervisory Directors reviewed the annual financial statements and the voluntary consolidated financial statements, including the combined management report, as well as the annual report 2016 of Landwirtschaftliche Rentenbank. The Board of Supervisory Directors adopts the bank’s annual financial statements including the combined management report for the fiscal year 2016 and approves the voluntary consolidated financial statements and the combined management report for the fiscal year 2016.

In accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5 % of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, the Board of Supervisory Directors resolved to remove EUR 21,595,000 from the guarantee reserve and to increase the principal reserve (Hauptrücklage) by the same amount.

Of the net income of EUR 59,000,000 reported in the income statement, EUR 44,250,000 is allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 14,750,000, the Board of Supervisory Directors resolved to provide EUR 7,375,000 for the Special Purpose Fund of the German Federal Government and EUR7,375,000 for the Promotional Fund.

The Board of Supervisory Directors has satisfied itself that the Board of Managing Directors and the Board of Supervisory Directors have complied with the German Public Corporate Governance Code as amended on June 30, 2009. The Board of Supervisory Directors will continuously monitor compliance with and the implementation of the Code. The Board of Supervisory Directors approves the Corporate Governance Report, including the Declaration of Conformity.

Berlin, April 6, 2017

THE BOARD OF SUPERVISORY DIRECTORS OF
LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Joachim Rukwied
(Chairman)

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Board of Supervisory Directors, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2016, dated March 15, 2017, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the

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employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions are discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). From 2016 the discount rates used for pension obligations are the average market interest rates for the past four fiscal years; up to 2015 the average market interest rates for the past seven fiscal years were used.

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS as of December 31, 2016 Unconsolidated Balance Sheet

			As of December 31, 2016 € million	As of December 31, 2015 € million

Assets
1.	Cash and balances with central banks
	a)	Cash on hand	0.2	0.1
	b)	Balances with central banks	6.5	21.1

			6.7	21.2
		of which:
		with Deutsche Bundesbank
		€6.5 m (2015: €21.1 m)
2.	Loans and advances to banks
	a)	Payable on demand	874.8	2.4
	b)	Other loans and receivables	56,919.0	55,680.0

			57,793.8	55,682.4
3.	Loans and advances to customers
		of which:
		Secured by mortgages
		€—m (2015: €—m)
		Municipal loans
		€6,003.4 m (2015: €5,205.2 m)	6,048.2	5,304.4
4.	Bonds and other fixed-income securities
	a)	Bonds
		aa) Public-sector issuers	1,299.0	1,131.7
		of which:
		Securities eligible as collateral with
		Deutsche Bundesbank €1,175.4 m (2015: €1,014.3 m)
		ab) Other issuers	16,240.7	16,889.9

			17,539.7	18,021.6
		of which:
		Securities eligible as collateral with
		Deutsche Bundesbank €13,064.8 m (2015: €14,326.5 m)
	b)	Own debt securities	224.9	280.5

		Nominal amount €300.3 m (2015: €361.5 m)	17,764.6	18,302.1

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Unconsolidated Balance Sheet (continued)

		As of December 31, 2016 € million	As of December 31, 2015 € million

5.	Shares and other variable-yield securities	0.1	0.1
6.	Participations
	of which:
	in banks €321.9 m (2015: €321.9 m)
	in financial services institutions €—m (2015: €—m)	326.2	326.2
7.	Investments in affiliated companies
	of which:
	in banks €—m (2015: €—m)
	in financial services institutions €—m (2015: €—m)	49.6	49.6
8.	Assets held in trust
	of which:
	Loans held in trust €113.0 m (2015: €113.4 m)	113.0	113.4
9.	Intangible assets
	a) Purchased concessions, industrial property rights and similar rights	11.4	12.6
10.	Property and equipment	14.8	15.7
11.	Other assets	2,918.6	2,955.1
12.	Prepaid expenses
	a) From issuing and lending business	945.8	881.7
	b) Other	259.1	191.2
		1,204.9	1,072.9

Total assets		86,251.9	83,855.7

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Unconsolidated Balance Sheet (continued)

				As of December 31, 2016 € million	As of December 31, 2015 € million

Liabilities and equity
1.	Liabilities to banks
	a)	Payable on demand		6.4	0,1
	b)	With agreed term or notice period		3,047.2	3,461.6

				3,053.6	3,461.7
2.	Liabilities to customers
	a)	Other liabilities
		aa)	Payable on demand	190.6	208.0
		ab)	With agreed term or notice period	3,576.0	3,755.3

				3,766.6	3,963.3
3.	Securitized liabilities
	a)	Debt securities issued		69,982.0	67,304.9
4.	Liabilities held in trust
	of which:
	Loans held in trust €113.0 m (2015: €113.4 m)			113.0	113.4
5.	Other liabilities			2,628.3	2,762.7
6.	Deferred items
	a)	From issuing and lending business		258.3	190.5
	b)	Other		1,056.3	922.9

				1,314.6	1,113.4
7.	Provisions
	a)	Provisions for pensions and similar obligations		105.6	108.4
	b)	Other provisions		362.6	349.5

				468.2	457.9
8.	Subordinated liabilities			615.1	608.4
9.	Fund for general banking risks			3,106.9	2,911.2
10.	Equity
	a)	Subscribed capital		135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	986.9	921.0
			Transfers from guarantee reserve	21.6	23.1
			Transfers from net income	44.2	42.7

				1,052.7	986.8
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	22.7	45.8
			Releases pursuant to Section 2 (3) of Rentenbank’s Governing Law	21.6	23.1

				1.1	22.7

	c)	Distributable profit		14.8	14.3

				1,203.6	1,158.8

Total liabilities and equity				86,251.9	83,855.7

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2016 € million	As of December 31, 2015 € million

1.	Contingent liabilities
	a)	Liabilities from guarantees and indemnity agreements	1.0	1.3

2.	Other commitments
	a)	Irrevocable loan commitments	990.0	866.5

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Unconsolidated Income Statement for the period from January 1 to December 31, 2016

				For the year ended December 31, 2016 € million	For the year ended December 31, 2015 € million

Expenses
1.	Interest expenses			3,329.2	3,495.0
2.	Fee and commission expenses			2.3	2.4
3.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	24.7	24.1
		ab)	Social security contributions and expenses
			for pensions and other employee benefits	3.7	4.7
			of which:
			For pensions €0.4 m (2015: €1.6 m)

				28.4	28.8
	b)	Other administrative expenses		25.7	24.9

				54.1	53.7
4.	Depreciation, amortization and write-downs of intangible assets and property and equipment			7.0	6.1
5.	Other operating expenses			9.1	20.8
6.	Additions to the fund for general banking risks			195.7	279.2
7.	Write-downs of and allowances on loans and advances and certain securities as well as additions to loan loss provisions			0.4	0.0
8.	Taxes on income			1.0	0.0
9.	Other taxes not included in item 5			0.1	0.1
10.	Net income			59.0	57.0

Total expenses				3,657.9	3,914.3

1.	Net income			59.0	57.0
2.	Withdrawals from retained earnings from guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law			21.6	23.1
3.	Allocations to retained earnings to principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law
		from guarantee reserve		21.6	23.1
		from net income for the year		44.2	42.7

4.	Distributable profit			14.8	14.3

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Unconsolidated Income Statement (continued)

			For the year ended December 31, 2016 € million	For the year ended December 31, 2015 € million

Income
1.	Interest income from
	a)	Lending and money market transactions	3,171.9	3,250.9
	b)	Fixed-income securities and debt register claims	469.0	555.5

			3,640.9	3,806.4
2.	Current income from
	a)	Shares and other variable-yield securities	0.0	0.0
	b)	Participations	6.9	50.3

			6.9	50.3

3.	Fee and commission income		0.2	0.2
4.	Income from reversals of write-downs of loans and advances and certain securities and from reversals of loan loss provisions		0.0	1.3
5.	Income from reversals of write-downs of participations, investments in affiliated companies and securities held as fixed assets		0.7	51.6
6.	Other operating income		9.2	4.5

Total income			3,657.9	3,914.3

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NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2016

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank, with its registered office in Frankfurt am Main and registered with the district court (Amtsgericht) in Frankfurt am Main under commercial register number HRA 30636 (hereinafter referred to as Rentenbank), have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in RechKredV.

Assets are measured pursuant to the provisions of Sections 252 et seq. HGB, taking into account the supplementary provisions for credit institutions set out in Sections 340 et seq. HGB. Loans and advances are recognized at the nominal amount pursuant to Section 340e (2) HGB. Premiums and discounts from loans and advances as well as one-time payments from swaps (upfront payments) are reported as either prepaid expenses or deferred income. In accordance with Section 11 RechKredV, pro rata interest is reported in the corresponding balance sheet item within loans and advances.

Any identifiable risks are taken into account through the recognition of specific valuation allowances or provisions. Latent (credit) risks are taken into account through the fund for general banking risks reported in the balance sheet as well as by recognizing general valuation allowances and contingency reserves pursuant to Section 340f HGB. Rentenbank uses an expected loss approach based on internal ratings for determining general valuation allowances.

Fixed-income securities held as fixed assets are carried at amortized cost less any permanent impairment. Shares as well as bonds and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured using the strict lower-of-cost-or-market rule (Section 253 (4) HGB). Rentenbank does not have a trading book pursuant to Section 1 (35) of the German Banking Act (Kreditwesengesetz, KWG) in conjunction with Article 4 (1) No. 86 of Regulation (EU) No. 575/2013.

Participations and investments in affiliated companies are carried at cost less any write-downs. Reversals of write-downs are recognized if the conditions giving rise to the impairment no longer apply.

Assets held in trust are reported pursuant to Section 6 RechKredV and, owing to their relation to liabilities held in trust, are recognized at the nominal amount.

In accordance with German commercial law, property and equipment as well as intangible assets are recorded at cost less any depreciation and amortization over their expected useful life.

Other assets are recognized at the nominal amount; write-downs are made as required.

Prepaid expenses are reported pursuant to Section 250 (1) HGB and are amortized pro rata temporis over the relevant term.

Liabilities are recognized at the settlement amount pursuant to Section 253 (1) sentence 2 HGB. Premiums and discounts from liabilities as well as one-time payments from swaps (upfront payments) are reported as either prepaid expenses or deferred income. Zero bonds are measured at their issue price plus pro rata interest based on the issue yield. In accordance with Section 11 RechKredV, pro rata interest is reported in the corresponding balance sheet item within liabilities.

Liabilities held in trust are reported pursuant to Section 6 RechKredV and, owing to their relation to assets held in trust, are recognized at the settlement amount.

Deferred income is reported pursuant to Section 250 (2) HGB and is amortized pro rata temporis over the relevant term.

Provisions are recognized as liabilities at their expected settlement amount applying the principles of prudent business judgment and taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. In 2015 or prior to the amendment to Section 253 HGB through the German Act on the Implementation of the Mortgage Credit Directive and for the

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Amendment of Commercial Law Provisions (Gesetz zur Umsetzung der Wohnimmobilienkreditrichtlinie und zur Änderung handelsrechtlicher Vorschriften) of March 11, 2016, provisions for pension obligations were discounted at the average interest rate for the past seven years. From 2016, the discount rates used are the average market interest rates for the past ten fiscal years, as determined and published monthly by the Deutsche Bundesbank in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung), which correspond to the remaining term of the provisions. In accordance with Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted at the average market interest rate applicable to an assumed remaining term of 15 years. The discounting of provisions for pension obligations applying the average market interest rate for the past ten years instead of the past seven fiscal years in accordance with their remaining term resulted in a difference of EUR 11 million. In accordance with Section 253 (6) sentence 2 HGB, profits may only be distributed if the distributable reserves remaining after distribution, adding profit carried forward and deducting loss carried forward, at least equal the difference determined pursuant to Section 253 (6) sentence 1 HGB.

Pension provisions are measured in accordance with actuarial principles, using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations, earned by the employees in the past periods of service prior to the relevant date in accordance with the pension benefit formula and vesting provisions. The 2005 G mortality tables, developed by Prof. Dr. Klaus Heubeck and fully adjusted in 2011, were used as the biometric calculation parameters.

The following parameters were used as the basis for the calculation as of December 31, 2016:

	2016	2015

Discount rate pursuant to Section 253 (2) sentence 2 HGB	4.01 % p.a.	3.89 % p.a.
Career trend	1.00 % p.a.	1.00 % p.a.
Expected rate of salary increases	2.25 % p.a.	2.25 % p.a.
Expected rate of pension increases (range of adjustments)	1.0-2.25 % p.a.	1.0-2.25 % p.a.
Employee turnover	average 2.00 % p.a.	average 2.00 % p.a.
Development of contribution ceiling	2.50 % p.a.	2.50 % p.a.

*)	In 2015, provisions for pension obligations were discounted at the average interest rate for the past seven fiscal years.

Provisions for special promotional loans cover the promotional contribution for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment for the promotional contribution related to the special promotional loans are maintained with reference to the option available under Article 67 (1) sentence 2 of the Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

A periodic (income statement) approach was used for the calculation of the amount required to be recognized as a provision within the context of the loss-free valuation of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a uniform basis. For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions.

These future cash flows were discounted as of the reporting date using generally recognized money market and capital market rates which correspond to the respective period. Risk costs were calculated on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was determined on the basis of internal analyses.

There was no need for provisions as of December 31, 2016 on the basis of this calculation.

Hedging relationships according to Section 254 HGB are only established to hedge currency risks. Rentenbank uses FX swaps and cross-currency swaps to hedge these risks.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging are made pursuant to Section 340h in conjunction with Section 256a HGB and Section 252 (1) No. 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation are reported in other operating income, while losses from currency translation are recognized in other operating expenses.

Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftsteuergesetz, KStG) and trade tax in accordance with Section 3 No. 2 of the

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German Trade Tax Act (Gewerbesteuergesetz, GewStG). Accordingly, deferred taxes pursuant to Section 274 HGB do not have to be recognized in the annual financial statements of Rentenbank.

Rentenbank voluntarily prepares consolidated financial statements in accordance with IFRS, as adopted by the EU. These consolidated financial statements include LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, pursuant to Section 315a HGB.

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Notes to the balance sheet

The following notes and information are presented in the order in which the individual items are presented in the balance sheet. Differences between the amounts shown below and those reported in the balance sheet result from the exclusion of pro rata interest.

Assets			Dec. 31, 2016 € million	Dec. 31, 2015 € million

Item 2:	Loans and advances to banks
	This item includes:
	•	Loans and advances to participations	4,102	—
	Sub-item “b) Other loans and receivables”, breakdown by residual maturity:
	•	up to 3 months	3,988	2,249
	•	more than 3 months to 1 year	6,190	7,443
	•	more than 1 year to 5 years	23,052	23,687
	•	more than 5 years	22,845	21,446
	Total amount (all maturities)		56,075	54,825

Item 3:	Loans and advances to customers
	This item includes:
	•	Loans and advances to participations	—	0
	Breakdown by residual maturity:
	•	up to 3 months	15	69
	•	more than 3 months to 1 year	294	291
	•	more than 1 year to 5 years	1,329	1,251
	•	more than 5 years	4,234	3,514
	Total amount (all maturities)		5,872	5,125
	There are no loans and advances to customers with an indefinite term as set out in Section 9 (3) No.1 RechKredV.
Item 4:	Bonds and other fixed-income securities
	All of these securities are marketable and classified as follows:
	•	Listed securities	17,195	17,682
	•	Unlisted securities	313	329

Securities held as fixed assets were recorded at a carrying amount of EUR 17 508 million (2015: EUR 18 011 million). They are not measured using the strict lower-of-cost-or-market rule pursuant to HGB. As Rentenbank intends to hold these securities for the foreseeable future, no write-downs to fair value are recognized if the impairment is considered temporary. In particular, write-downs are not recognized if the impairment is only temporary with respect to future financial performance and if the securities are expected to be fully repaid when due. The carrying amount of securities reported at amounts exceeding their fair value totaled EUR 745 million. The fair value of these securities was EUR 732 million, determined on the basis of market prices. Accordingly, the unrecognized write-downs amounted to EUR 13 million (2015: EUR 16 million). As in the previous year, there was no permanent impairment to be taken into account for the securities held as fixed assets.

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Assets		Dec. 31, 2016 € million	Dec. 31, 2015 € million

Item 4:	Bonds and other fixed-income securities maturing in the year following the balance sheet date can be broken down as follows:
	• from public sector issuers	205	15
	• from other issuers	3,007	3,358
Item 5:	As in the previous year, all of the shares and other variable-yield securities held are marketable and listed.
Items 6 and 7:	As in the previous year, the balance sheet items “Participations” and “Investments in affiliated companies” do not include marketable securities.
Item 8:	Assets held in trust
	This item includes:
	• The Special Purpose Fund of the German Federal Government held at Rentenbank	113	113
	• Loans and advances to banks	0	0
Item 9:	Intangible assets
	This item includes:
	• Purchased software and licenses	11	13
Item 10:	Property and equipment
	This item includes:
	• Owner-occupied land and buildings, apartments	0	0
	• Land and buildings used by third parties	14	15
	• Operating and office equipment	1	1
Item 11:	Other assets
	This item includes:
	Cash collateral provided for derivatives	2,918	2,930
Item 12:	Prepaid expenses
	This item includes:
	• Differences pursuant to Section 340e (2) HGB	700	633
	• Differences pursuant to Section 250 (3) HGB	246	249
	• Upfront payments from derivative transactions	257	190

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Statement of changes in fixed assets

Statement of changes in fixed assets

€ million	Intangible assets	Property and equipment			Financial investments

	Software and licenses	Land and buildings	OOE*	Securities	Participations	Investments in affiliated companies

Historical cost
Cost
at January 1, 2016	27	20	14	18,316	326	50
Additions	4	0	1	3,201	—	—
Disposals	1	0	2	3,740	—	—
Reclassifications	—	—	—	—	—	—
Cost
at December 31, 2016	30	20	13	17,777	326	50
Depreciation, amortization, write-downs
Accumulated AfA** at January 1, 2016	14	5	13	13	0	—
Accumulated AfA from disposals	0	0	2	—	—	—
AfA 2016	5	1	1	—	—	—
Accumulated AfA
at December 31, 2016	19	6	12	13	0	—
Reversals of write-downs	—	—	—	1	—	—
Carrying amount
Carrying amount
at December 31, 2016	11	14	1	17,765	326	50
Carrying amount
in 2015	13	15	1	18,302	326	50

*)	Operating and office equipment
**)	Depreciation for wear and tear (Abschreibung für Abnutzung, AfA)

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Liabilities		Dec. 31, 2016 € million	Dec. 31, 2015 € million

Item 1:	Liabilities to banks
	Sub-item “b) With agreed term or notice period”, breakdown by residual maturity:
	• up to 3 months	230	322
	• more than 3 months to 1 year	315	325
	• more than 1 year to 5 years	1,065	880
	• more than 5 years	680	1,190
	Total amount (all maturities)	2,290	2,717
	Of which covered by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	—	77
Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to participations	1	1
	• Liabilities to affiliated companies	134	134
	Sub-item “ab) With agreed term or notice period”, breakdown by residual maturity:
	• up to 3 months	53	143
	• more than 3 months to 1 year	33	293
	• more than 1 year to 5 years	816	1,421
	• more than 5 years	2,580	1,763
	Total amount (all maturities)	3,482	3,620
	Of which covered by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	22	377
Item 3:	Securitized liabilities
	a) Debt securities issued
	Breakdown by residual maturity:
	• up to 1 year	16,157	15,195
	• more than 1 year to 5 years	33,576	36,149
	• more than 5 years	19,752	15,407
	Total amount (all maturities)	69,485	66,751
	Of which covered by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	0	0

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Liabilities			Dec. 31, 2016 € million	Dec. 31, 2015 € million

Item 4:	Liabilities held in trust
	This item includes:
	•	Liabilities from the Special Purpose Fund of the German Federal Government held at Rentenbank	113	113
	•	Liabilities to customers	0	0
Item 5:	Other liabilities
	This item includes:
	•	Cash collateral received for derivatives	2,623	2,756
	Breakdown by residual maturity:
	•	up to 3 months	2,623	2,756
Item 6:	Deferred income
	This item includes:
	•	Differences pursuant to Section 340e (2) HGB	4	3
	•	Differences pursuant to Section 250 (2) HGB	254	187
	•	Upfront payments from derivative transactions	1,031	899
Item 8:	Subordinated liabilities
	Breakdown by residual maturity:
	•	up to 1 year	33	—
	•	more than 1 year to 5 years	303	134
	•	more than 5 years	279	474
	Total amount (all maturities)		615	608

The subordinated liabilities are issued in the form of promissory notes, loan agreements, and bearer securities issued as global certificates. The net interest expense for subordinated liabilities of EUR 615 million (2015: EUR 608 million) after collateralization totaled EUR 1 million (2015: EUR 1 million).

The conditions of issue of the promissory notes fulfill the requirements of Article 63 CRR (Capital Requirements Regulation). Subordinated liabilities in the form of bearer securities issued as global certificates and in the form of loan agreements do not meet the requirements set out in points (k) and (l) of Article 63 CRR.

Disclosures pursuant to Section 35 (3) No. 2 RechKredV in relation to funds raised in an amount exceeding 10 % each of the total amount of subordinated liabilities:

1.	Bond of JPY 25 billion (nominal); carrying amount: EUR 158 million; terminated with effect from April 21, 2017; maturity: April 21, 2036; interest rate before collateralization: 2.8%

2.	Bond of JPY 10 billion (nominal); carrying amount: EUR 62 million; maturity: October 28, 2019; interest rate before collateralization: 2.0%

3.	Bond of EUR 100 million (nominal); carrying amount: EUR 100 million; maturity: August 18, 2021; interest rate before collateralization: 1.003%

4.	Bond of EUR 100 million (nominal); carrying amount: EUR 100 million; maturity: August 18, 2021; interest rate before collateralization: 1.033%

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Off-balance sheet disclosures			Dec. 31, 2016 € million	Dec. 31, 2015 € million

Item 1:	Contingent liabilities
	•	Deficiency guarantees	1	1
	•	Guarantee of provision of collateral	0	0

Rentenbank entered into deficiency guarantees with respect to capital market loans granted at a reduced rate of interest. We do not expect these guarantees to be called upon. There are counter-guarantees granted by the Federal Government for capital market loans extended at a reduced rate of interest.

Item 2:	Other commitments

The increase in irrevocable loan commitments by EUR 123 million to a total of EUR 990 million (December 31, 2015: EUR 867 million) is attributable to a larger number of outstanding irrevocable commitments in the special promotional business. Drawdowns on these commitments will be made primarily in 2017.

Foreign currencies
	The amounts of assets and liabilities denominated in foreign currency were as follows:
	•	Assets	4,808	4,393
	•	Liabilities	52,650	50,054
Cover calculation
	The outstanding liabilities requiring cover include only registered bonds.		22	454
	The following assets are designated to cover debt securities issued:
	•	Loans and advances to banks	97	920

Notes to the income statement

Income and expenses

Interest expenses are reported including negative interest of EUR 7.3 million from money market liabilities and collateral received (i.e. reducing expenses by this amount). Interest income from collateral provided as well as from lending and money market transactions is reported net of negative interest of EUR 19.6 million (i.e. reducing income by this amount). For reasons of materiality, the items in the income statement are not further broken down.

Interest expenses for the provisions for the promotional contribution related to the special promotional loans amounted to EUR 82.9 million in 2016 (2015: EUR 77.2 million). Interest income includes the pro rata temporis utilization of the corresponding provisions of EUR 83.6 million (2015: EUR 82.1 million). Interest expenses include effects of EUR 12.3 million resulting from the unwinding of the discount on these provisions (2015: EUR 14.3 million).

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Disclosures on the most important items pursuant to Section 35 (1) No. 4 RechKredV			2016 € million	2015 € million

Item 5:	Other operating expenses
	This item includes the following significant expense items:
	•	Grants for the Research on Agricultural Innovation program	3	3
	•	Interest expense from the valuation of pension provisions	2	13
	•	Additions to provision for pending litigation	2	1
	•	Capital contribution to Rehwinkel Foundation	0	2
Item 6:		Other operating income
		This item includes the following significant income items:
	•	Income from the early repurchase of the bank’s own issue	5	—
	•	Rental income from bank-owned housing	2	2
	•	Other refunds	1	1
	•	Other income from the reversal of provisions	0	1

In 2015, income of EUR 3 million from the repurchase of the bank’s own issue was reported in the income statement within income from reversals of write-downs of loans and advances and certain securities and from reversals of loan loss provisions.

Other operating expenses include currency translation losses of EUR 33.1 thousand (2015: EUR 2.4 thousand). Other operating income includes currency translation gains of EUR 8.6 thousand (2015: EUR 10.9 thousand). These currency translation gains and losses result exclusively from the currency translation of balances on current accounts in foreign countries.

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Derivative financial instruments

Derivatives are only used as hedging instruments for existing or expected market risks. The volume of the transactions is capped by counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The valuation models are based on observable market parameters. The fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). The discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. They are distinguished by maturity and currency, and obtained from external market data providers. Measurement of contracts with option features (option-based contracts) is based on standard option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

Derivative transactions – presentation of volumes –

The following table shows the derivatives which are not accounted for at fair value in accordance with Section 285 No. 19 HGB (netting and collateral agreements have not been taken into account):

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Derivative transactions in € million to hedge:

	Nominal amounts		Fair values Positive	Fair values Negative

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2016

Interest rate risks
Interest rate swaps	103,758	102,250	1,604	5,448
• Of which termination and conversion rights embedded in swaps	1,149	672	43	5
Swaptions
• Sales	958	958	—	5
Total exposure to interest rate risks	104,716	103,208	1,604	5,453

Derivative transactions in € million to hedge:

	Notional amounts		Fair values positive	Fair values negative

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2016

Currency risks
Cross-currency swaps	50,964	50,133	4,734	1,874
• Of which currency options embedded in swaps	49	46	10	—
FX swaps	5,896	3,541	212	6
Total exposure to currency risks	56,860	53,674	4,946	1,880
Share price risk and other price risks
Share index swaps	—	30	—	—
• Of which share options embedded in swaps	—	30	—	—
Total exposure to share price risk and other price risks	—	30	—	—
Interest rate, currency, share price and other price risks	161,576	156,912	6,550	7,333

Derivative transactions – breakdown by maturity –

		Interest rate risks		Currency risks		Share price risk and other price risks

Notional amounts € million		Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015

Residual maturity
•	up to 3 months	4,908	4,981	8,637	7,671	—	—
•	more than 3 months to 1 year	10,802	11,318	7,313	5,450	—	30
•	more than 1 year to 5 years	51,132	51,041	24,692	25,827	—	—
•	more than 5 years	37,874	35,868	16,218	14,726	—	—

Total		104,716	103,208	56,860	53,674	—	30

Derivative transactions – breakdown by counterparty -

€ million	Notional amounts		Fair values positive	Fair values negative

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2016

Banks in OECD countries	150,889	139,144	6,278	6,692
Other counterparties in OECD countries	10,687	17,768	272	641
Total	161,576	156,912	6,550	7,333

Forward transactions outstanding at the balance sheet date, particularly those denominated in foreign currency, are entered into by the bank to hedge fluctuations in market prices.

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Information on hedging relationships pursuant to Section 285 No. 23 HGB

Rentenbank uses currency swaps and cross-currency swaps to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 HGB. In these hedging relationships, the cash flows of the hedged item are fully reflected in the hedging instrument, i.e. the derivative (perfect hedge). The bank utilizes the freeze method for offsetting value changes between the hedged item and the hedging instrument.

To measure the effectiveness of hedging relationships, the bank uses the critical terms match/short cut method which compares the cash flows of the hedged item with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives offset each other over the remaining period to their respective maturity dates. The following table provides an overview of the hedged items designated in hedging relationships as of the balance sheet date:

	Carrying amount in EUR million

Balance sheet item	2016	2015	Hedged risk

Bonds and other fixed-income securities	4,176	3,690	Currency
Liabilities to customers	136	136	Currency
Securitized liabilities	48,473	45,893	Currency
Subordinated liabilities	332	328	Currency

Remuneration of the Board of Managing Directors and the Board of Supervisory Directors

In the fiscal year 2016, the total remuneration paid to the members of the Board of Managing Directors of Rentenbank in accordance with Section 285 No. 9b HGB amounted to EUR 2 282 thousand (2015: EUR 2 109 thousand). The following remuneration was determined for the individual members of the Board of Managing Directors in the fiscal year 2016:

Amounts in EUR thousand	Fixed Remuneration*	Variable remuneration**	Other remuneration	Total

Hans Bernhardt	700	120	41	861
Dr. Horst Reinhardt	700	120	27	847
Imke Ettori
(until September 30, 2016)	300	0	274	574

*)	As a result of the change in the remuneration system (effective as of the 2016 fiscal year), the figures Mr. Bernhardt and Dr. Reinhardt each include a fixed one-off payment totaling EUR 170,000 each.
**)	A portion of 40% of the variable remuneration for the fiscal year 2015 was spread out over a period of three years and will be paid from 2017 to 2019, provided that the relevant conditions are met.

As of December 31, 2016, provisions for pension obligations to the former members of the Board of Managing Directors and their surviving dependents totaled EUR 15,017 thousand (2015: EUR 15,855 thousand). Current benefit payments amounted to EUR 1,253 thousand (2015: EUR 1,235 thousand). As in the previous year, there were no loans granted to the members of the Board of Managing Directors or the members of the Board of Supervisory Directors in the fiscal year 2016.

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a fixed remuneration of EUR 30 thousand, his Deputy Chairman EUR 20 thousand, and all other members of the Board of Supervisory Directors EUR 10 thousand each. In addition, the members of the Supervisory Board who are members of a committee receive remuneration of EUR 2 thousand and members who chair a committee EUR 4 thousand. The total remuneration of the Board of Supervisory Directors in the year under review amounted to EUR 283 thousand (2015: EUR 293 thousand, including VAT). The following table shows the individual remuneration (excluding VAT):

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	Membership		Remuneration

	2016	2015	2016	2015

			EUR thousand	EUR thousand
Joachim Rukwied	01.01. – 31.12.	01.01. – 31.12.	42.0	42.0
Christian Schmidt[1]	01.01. – 31.12.	01.01. – 31.12.	22.0	22.0
Georg Fahrenschon	01.01. – 30.06.	01.01. – 31.12.	7.0	14.0
Udo Folgart	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Dr. Robert Kloos	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Bernhard Krüsken	01.01. – 31.12.	01.01. – 31.12.	15.5	14.0
Michael Reuther	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Dr. Caroline Toffel	01.01. – 31.12.	01.01. – 31.12.	14.0	12.3
Werner Hilse	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Harald Schaum	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Brigitte Scherb	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Konrad Weiterer	01.01. – 24.08.	01.01. – 31.12.	6.7	10.0
Dr. Marcus Pleyer	01.01. – 31.12.	21.12. – 31.12.	14.5	—
Werner Schwarz	01.01. – 31.12.	—	10.0	—
Dr. Rolf Bösinger	01.01. – 31.12.	—	10.0	—
Birgit Keller	01.01. – 31.12.	—	10.0	—
Wolfgang Reimer	01.01. – 02.05.	—	3.3	—
Peter Hauk	12.05. – 31.12.	—	6.3	—
Dr. Klaus Stein	—	01.01. – 30.11.	—	16.2
Norbert Schindler	—	01.01. – 31.12.	—	12.0
Helmut Brunner	—	01.01. – 31.12.	—	10.0
Prof. Mathias Stauch	—	01.01. – 31.12.	—	10.0
Jörg Vogelsänger	—	01.01. – 31.12.	—	10.0
Total remuneration			251.3	262.5

1)	Direct donations to the foundation “Neue Synagoge Berlin – Centrum Judaicum”, “AG der Evangelischen Jugend in Deutschland e.V.” and “Förderverein BlechSchatz/Verein zur Förderung der Posaunenchorarbeit in Bayern e.V.”

Average number of employees pursuant to Section 267 (5) HGB

	2016			2015

Employees	Male	Female	Total	Male	Female	Total

Full-time employees	141	80	221	135	83	218
Part-time employees	9	48	57	5	45	50

Total	150	128	278	140	128	268

Participations pursuant to Section 285 No. 11 and Section 340a (4) No. 2 HGB

In accordance with Section 286 (3) sentence 1 No. 1 HGB, we did not provide a list of participations pursuant to Section 285 No. 11 HGB due to their minor significance for the assessment of the bank’s financial position and results of operations.

Pursuant to Section 340a (4) No. 2 HGB, the participations in large corporations, where the participation exceeds 5 % of the voting rights, are shown below:

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•	Niedersächsische Landgesellschaft mbH, Hanover

As long as Rentenbank holds 100 % of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has undertaken to provide financial resources to LR Beteiligungsgesellschaft mbH in the form of a letter of comfort, enabling LR Beteiligungsgesellshaft mbH to meet ist obligations when due.

Disclosures on the auditors’ fees are included in the notes to the consolidated financial statements.

Events after the reporting date pursuant to Section 285 No. 33 HGB

There were no significant events occurring after the end of the fiscal year that would affect the bank’s income statement or balance sheet.

Proposal for the appropriation of profit pursuant to Section 285 No. 34 HGB

The preparation of the annual financial statements for the fiscal year 2016 with respect to profit appropriation is subject to the approval of the Supervisory Board. The proposal for the 2016 appropriation of net income and profit presents the following resolutions:

•	Of the net income of EUR 59 000 000 reported in the income statement, EUR 44 250 000 is allocated to the principal reserve (Hauptrücklage) pursuant to Section 2 (2) of Rentenbank’s Governing Law.

•	With respect to the remaining distributable profit of EUR 14 750 000, EUR 7 375 000 is provided for the Special Purpose Fund of the German Federal Government and EUR 7 375 000 for the Promotional Fund.

•	In addition, in accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5 % of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, EUR 21 595 000 is removed from the guarantee reserve and the principal reserve is increased by the same amount.

The Declaration of Conformity with the German Public Corporate Governance Code by the Board of Managing Directors and the Board of Supervisory Directors is available on Rentenbank’s website. The annual financial statements, the voluntary consolidated financial statements and the annual report are available on Rentenbank’s website as well as in the electronic Federal Gazette (Bundesanzeiger). They may also be obtained at the registered office of Rentenbank.

In accordance with Section 340a (4) No. 1 HGB, mandates held by statutory representatives or other employees of Rentenbank in supervisory bodies to be formed by law of large corporations (Section 267 (3) HGB) are shown below:

Dr. Horst Reinhardt	VR-LEASING AG, Eschborn (Member of the Supervisory Board)

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Members of the Board of Managing Directors and the Board of Supervisory Directors

Board of Managing Directors	Dr. Horst Reinhardt (Speaker), Dipl.-Volkswirt, MBA Hans Bernhardt, Dipl.-Kaufmann Imke Ettori, Dipl.-Kauffrau (until September 30, 2016)

Board of Supervisory Directors

Chairman: Joachim Rukwied President of the German Farmers’ Association (DBV), Berlin	Deputy Chairman: Christian Schmidt, Member of the German Bundestag, Federal Minister of Food and Agriculture, Berlin

Representatives of the German Farmers’ Association (DBV):

Udo Folgart Honorary President of the Farmers’ Association of Brandenburg Teltow/Ruhlsdorf	Brigitte Scherb President of the German Rural Women’s Association, Berlin

Werner Hilse President of the Farmers’ Association of Lower Saxony, Hanover	Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein, Rendsburg

Bernhard Krüsken Secretary-General of the German Farmers’ Association, Berlin

Representative of the German Raiffeisen Association:

Manfred Nüssel President of the German Raiffeisen Association, Berlin

Representative of the Food Industry:

Dr. Werner Hildenbrand Deputy Chairman of the Federation of German Food and Drink Industries, Berlin (since February 2, 2017)	Konrad Weiterer President of the Federal Association of German Agribusiness (BVA), Berlin (until August 24, 2016)

State Ministers of Agriculture:

Hamburg: Dr. Rolf Bösinger State Council for Economy, Transport and Innovation, Hamburg	Thuringia: Birgit Keller Minister of Infrastructure and Agriculture, Erfurt

Baden-Württemberg: Peter Hauk Minister of Rural Affairs and Consumer Protection, Stuttgart (since May 12, 2016)	Wolfgang Reimer Director-General of the Ministry of Rural Affairs and Consumer Protection, Stuttgart (January 1, 2016 – May 2, 2016)

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Representative of the Trade Unions:

Harald Schaum Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU), Frankfurt am Main

Representative of the Federal Ministry of Food and Agriculture:

Dr. Hermann Onko Aeikens State Secretary, Berlin (since March 20, 2017)	Dr. Robert Kloos State Secretary, Berlin (until December 31, 2016)

Representatives of the Federal Ministry of Finance:

Dr. Marcus Pleyer Head of Directorate, Berlin

Representatives of banks or other lending experts:

Dr. Birgit Roos Chairwoman of the Board of Managing Directors of Sparkasse Krefeld, Krefeld (since April 6, 2017)	Michael Reuther Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dr. Caroline Toffel Member of the Board of Managing Directors of Kieler Volksbank eG, Kiel	Georg Fahrenschon President of the German Savings Banks Association (DSGV), Berlin (until June 30, 2016)

Frankfurt am Main, March 15, 2017

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt

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Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the bank, and the management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 15, 2017

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the combined management report of Landwirtschaftliche Rentenbank, Frankfurt/Main, for the business year from January 1 to December 31, 2016. The maintenance of the books and records and the preparation of the annual financial statements and the combined management report in accordance with German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] and give a true and fair view of the net assets, financial position and results of operations of Landwirtschaftliche Rentenbank, Frankfurt/Main, in accordance with [German] principles of proper accounting. The combined management report is consistent with the annual financial statements and as a whole provides a suitable view of the bank’s position and suitably presents the opportunities and risks of future development.

Frankfurt/ Main, March 15, 2017

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard Wirtschaftsprüfer	/s/ Liebermann Wirtschaftsprüfer

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Report of the Board of Supervisory Directors

The Board of Supervisory Directors and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Board of Managing Directors in its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the combined management report were prepared by the Board of Managing Directors in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) as of December 31, 2016 and were audited by the auditors KPMG AG, Berlin, who issued an unqualified audit opinion. The consolidated financial statements as well as the combined management report as of December 31, 2016 were prepared by the Board of Managing Directors in accordance with International Financial Reporting Standards (IFRS) and the additional requirements applicable under Section 315a (1) of the German Commercial Code (HGB) and were audited by the auditors KPMG AG, Berlin, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Board of Supervisory Directors. The Board of Supervisory Directors reviewed the annual financial statements and the consolidated financial statements, including the combined management report, as well as the annual report of Landwirtschaftliche Rentenbank. The Board of Supervisory Directors adopts the bank’s annual financial statements including the combined management report for the fiscal year 2015 and approves the consolidated financial statements and the combined management report for the fiscal year 2016.

In accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5 % of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, the Board of Supervisory Directors resolved to remove EUR 21,595,000 from the guarantee reserve and to increase the principal reserve (Hauptrücklage) by the same amount.

Of the net income of EUR 59,000,000 reported in the income statement, EUR 44,250,000 is allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 14,750,000, the Board of Supervisory Directors resolved to provide EUR 7,375,000 for the Special Purpose Fund of the German Federal Government and EUR 7,375,000 for the Promotional Fund.

The Board of Supervisory Directors has satisfied itself that the Board of Managing Directors and the Board of Supervisory Directors have complied with the German Public Corporate Governance Code as amended on June 30, 2009. The Board of Supervisory Directors will continuously monitor compliance with and the implementation of the Code. The Board of Supervisory Directors approves the Corporate Governance Report, including the Declaration of Conformity.

Berlin, April 6, 2017

THE BOARD OF SUPERVISORY DIRECTORS OF
LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Joachim Rukwied
(Chairman)

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2016, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

Euro
XS0597914273	fixed	3.13	2018	1,300,000,000.00	1,300,000,000.00
XS0670798171	fixed	2.88	2021	1,250,000,000.00	1,250,000,000.00
XS1069776232	fixed	1.25	2022	1,250,000,000.00	1,250,000,000.00
XS1324535514	fixed	0.25	2022	1,250,000,000.00	1,250,000,000.00
XS1016363308	floating	—	2021	1,200,000,000.00	1,200,000,000.00
XS1379610675	fixed	0.38	2026	1,160,000,000.00	1,160,000,000.00
XS0994797529	fixed	1.38	2020	1,125,000,000.00	1,125,000,000.00
XS0875263724	floating	—	2020	1,100,000,000.00	1,100,000,000.00
XS1192872866	fixed	0.63	2030	1,100,000,000.00	1,100,000,000.00
XS0332675502	fixed	4.38	2017	1,000,000,000.00	1,000,000,000.00
XS0730678801	floating	—	2019	1,000,000,000.00	1,000,000,000.00
XS0780331004	fixed	1.88	2020	1,000,000,000.00	1,000,000,000.00
XS1347758663	fixed	0.38	2024	1,000,000,000.00	1,000,000,000.00
XS0538385294	floating	—	2017	850,000,000.00	850,000,000.00
XS0795453769	fixed	1.63	2019	800,000,000.00	800,000,000.00
XS0641055230	floating	—	2018	750,000,000.00	750,000,000.00
XS0652914366	fixed	2.00	2019	750,000,000.00	750,000,000.00
XF0029600933	Zero	0.00	2031	500,000,000.00	500,000,000.00
XS1511781897	fixed	0.63	2036	500,000,000.00	500,000,000.00
XF0029500422	fixed	0.40	2023	400,000,000.00	400,000,000.00
XF0029500406	floating	—	2021	300,000,000.00	300,000,000.00
XS0806470349	floating	—	2019	300,000,000.00	300,000,000.00
XS0498104313	floating	—	2017	250,000,000.00	250,000,000.00
XS0765435697	floating	—	2020	250,000,000.00	250,000,000.00
XF0029600941	Zero	0.00	2041	228,000,000.00	228,000,000.00
XF0029500398	floating	—	2017	200,000,000.00	200,000,000.00
XF0029500414	fixed	0.33	2021	200,000,000.00	200,000,000.00
XS1260094021	fixed	0.14	2020	200,000,000.00	200,000,000.00
XS1342915326	fixed	0.22	2023	200,000,000.00	200,000,000.00
XS1370924844	fixed	0.30	2023	200,000,000.00	200,000,000.00
XF0029600966	Zero	0.00	2041	160,000,000.00	160,000,000.00
XS1282903548	fixed	0.13	2021	150,000,000.00	150,000,000.00
XF0029600529	Zero	0.00	2029	140,390,880.41	140,390,880.41
XF0029600776	fixed	4.29	2021	140,000,000.00	140,000,000.00
XF0029212580	fixed	4.12	2019	125,000,000.00	125,000,000.00
XF0029600768	fixed	4.21	2020	120,000,000.00	120,000,000.00
XF0029212564	fixed	3.91	2017	102,000,000.00	102,000,000.00
XF0029212697	fixed	3.95	2019	100,000,000.00	100,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029212572	fixed	4.02	2018	100,000,000.00	100,000,000.00
XF0029600792	fixed	4.02	2019	100,000,000.00	100,000,000.00
XS0547228188	fixed	1.20	2017	100,000,000.00	100,000,000.00
XS0729900059	floating	—	2019	100,000,000.00	100,000,000.00
XS1263983873	fixed	0.15	2020	100,000,000.00	100,000,000.00
XS1290249686	fixed	0.21	2021	100,000,000.00	100,000,000.00
XS0194344437	floating	0.03	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	0.06	2021	100,000,000.00	100,000,000.00
XF0029601170	Zero	0.00	2046	84,887,433.00	84,887,433.00
XF0029601188	Zero	0.00	2046	84,737,436.10	84,737,436.10
XF0029600818	Zero	0.00	2026	81,693,092.79	81,693,092.79
XF0029600479	Zero	0.00	2029	77,799,145.75	77,799,145.75
XF0029600917	Zero	0.00	2041	75,771,322.69	75,771,322.69

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS0722549531	fixed	0.90	2018	70,000,000.00	70,000,000.00
XF0029601071	Zero	0.00	2036	67,374,829.97	67,374,829.97
XF0029601097	Zero	0.00	2036	65,995,895.49	65,995,895.49
XF0029601105	Zero	0.00	2036	65,638,543.30	65,638,543.30
XF0029600370	fixed	4.00	2027	65,000,000.00	65,000,000.00
XS0614385218	fixed	1.20	2018	65,000,000.00	65,000,000.00
XF0029600560	fixed	4.43	2029	62,000,000.00	62,000,000.00
XS0645748335	fixed	1.20	2018	61,000,000.00	61,000,000.00
XF0029600156	fixed	4.51	2024	55,700,000.00	55,700,000.00
XF0029600412	fixed	4.20	2025	55,250,000.00	55,250,000.00
XF0029600222	fixed	4.00	2023	55,000,000.00	55,000,000.00
XF0029600438	fixed	4.38	2029	51,000,000.00	51,000,000.00
XF0029600883	fixed	2.41	2017	50,000,000.00	50,000,000.00
XF0029600891	fixed	2.47	2017	50,000,000.00	50,000,000.00
XF0029600974	fixed	2.36	2018	50,000,000.00	50,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
XF0029600248	fixed	3.91	2028	50,000,000.00	50,000,000.00
DE0002942463	floating	4.90	2020	50,000,000.00	50,000,000.00
XS0435946487	floating	0.13	2019	50,000,000.00	50,000,000.00
XS0963399257	fixed	1.46	2020	50,000,000.00	50,000,000.00
XF0029600958	Zero	0.00	2041	49,000,000.00	49,000,000.00
XF0029600271	Zero	0.00	2028	48,697,956.65	48,697,956.65
XF0029601030	fixed	1.20	2035	48,000,000.00	48,000,000.00
XF0029600743	Zero	0.00	2029	47,774,800.48	47,774,800.48
XF0029600875	Zero	0.00	2027	44,017,659.48	44,017,659.48
XF0029601154	Zero	0.00	2046	44,000,000.00	44,000,000.00
XF0029600149	fixed	4.41	2028	43,000,000.00	43,000,000.00
XF0029601048	Zero	0.00	2035	42,000,000.00	42,000,000.00
XF0029600297	fixed	4.05	2023	41,500,000.00	41,500,000.00
XF0029600115	fixed	4.47	2028	40,000,000.00	40,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600545	fixed	4.40	2029	40,000,000.00	40,000,000.00
XF0029600586	fixed	4.56	2029	40,000,000.00	40,000,000.00
XS0645748418	fixed	1.20	2017	36,000,000.00	36,000,000.00
XF0029600404	fixed	4.23	2025	35,000,000.00	35,000,000.00
XS0753491652	fixed	1.00	2018	35,000,000.00	35,000,000.00
XS1290114757	Zero	0.00	2035	34,800,000.00	34,800,000.00
XF0029601162	Zero	0.00	2036	33,538,928.25	33,538,928.25
XS0082993741	Zero	0.00	2017	65,000,000.00	33,233,972.28
XS0688421584	fixed	0.90	2018	32,000,000.00	32,000,000.00
XF0029601113	Zero	0.00	2036	31,893,025.25	31,893,025.25
XF0029601121	Zero	0.00	2036	31,735,859.00	31,735,859.00
XF0029600982	Zero	0.00	2041	30,520,641.75	30,520,641.75
XF0029601139	Zero	0.00	2036	30,504,751.00	30,504,751.00
XF0029600347	fixed	3.82	2018	30,500,000.00	30,500,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600255	fixed	4.18	2028	30,000,000.00	30,000,000.00
XF0029600453	fixed	3.94	2019	30,000,000.00	30,000,000.00
XF0029600826	fixed	4.50	2029	30,000,000.00	30,000,000.00
XS0415796258	floating	0.21	2019	30,000,000.00	30,000,000.00
XS0770149002	fixed	1.00	2018	30,000,000.00	30,000,000.00
XS0770149697	fixed	1.00	2019	30,000,000.00	30,000,000.00
XF0029600198	fixed	4.23	2025	26,000,000.00	26,000,000.00
XF0029600677	Zero	0.00	2029	25,933,048.58	25,933,048.58
XF0029600172	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XF0029600602	fixed	4.48	2031	25,000,000.00	25,000,000.00
XS1058275048	floating	—	2019	25,000,000.00	25,000,000.00
XF0029601055	Zero	0.00	2045	24,224,835.50	24,224,835.50
XF0029601063	Zero	0.00	2045	23,871,898.75	23,871,898.75
XF0029212317	fixed	4.35	2018	21,000,000.00	21,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XF0029600123	fixed	4.53	2023	20,300,000.00	20,300,000.00
XF0029212234	fixed	4.89	2017	20,000,000.00	20,000,000.00
XF0029212242	fixed	4.90	2017	20,000,000.00	20,000,000.00
XF0029212192	fixed	4.50	2017	20,000,000.00	20,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600214	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600230	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600313	fixed	4.43	2028	20,000,000.00	20,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600446	fixed	4.20	2024	20,000,000.00	20,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600511	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XF0029212648	fixed	4.12	2019	20,000,000.00	20,000,000.00
XF0029212515	fixed	4.00	2019	20,000,000.00	20,000,000.00
XF0029600909	fixed	4.10	2031	20,000,000.00	20,000,000.00
XF0029212531	fixed	4.10	2019	20,000,000.00	20,000,000.00
XF0029600594	fixed	4.48	2031	20,000,000.00	20,000,000.00
XS1386405150	fixed	0.60	2031	20,000,000.00	20,000,000.00
XF0029115338	floating	—	2027	19,290,123.46	19,290,123.46
XF0029212655	fixed	4.14	2019	19,000,000.00	19,000,000.00
XF0029600396	fixed	4.23	2025	17,000,000.00	17,000,000.00
XF0029601089	Zero	0.00	2041	16,000,000.00	16,000,000.00
XF0029212630	fixed	4.06	2019	15,500,000.00	15,500,000.00
XF0029212382	fixed	4.12	2018	15,200,000.00	15,200,000.00
XF0029212291	fixed	4.45	2017	15,000,000.00	15,000,000.00
XF0029600305	fixed	4.45	2028	15,000,000.00	15,000,000.00
XF0029601147	fixed	0.31	2031	15,000,000.00	15,000,000.00
XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XF0029212788	fixed	0.68	2018	13,000,000.00	13,000,000.00
XF0029600727	fixed	4.01	2019	13,000,000.00	13,000,000.00
XF0029600263	fixed	4.04	2023	12,000,000.00	12,000,000.00
XF0029600651	fixed	4.10	2020	11,000,000.00	11,000,000.00
XS0792039124	Zero	0.00	2018	11,000,000.00	11,000,000.00
XF0029212176	fixed	4.35	2017	10,000,000.00	10,000,000.00
XF0029212184	fixed	4.37	2017	10,000,000.00	10,000,000.00
XF0029212218	fixed	4.68	2017	10,000,000.00	10,000,000.00
XF0029212226	fixed	4.67	2017	10,000,000.00	10,000,000.00
XF0029212267	fixed	4.47	2017	10,000,000.00	10,000,000.00
XF0029212275	fixed	4.63	2017	10,000,000.00	10,000,000.00
XF0029212283	fixed	4.65	2017	10,000,000.00	10,000,000.00
XF0029212309	fixed	4.48	2017	10,000,000.00	10,000,000.00
XF0029212325	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212333	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212341	fixed	4.49	2018	10,000,000.00	10,000,000.00
XF0029212200	fixed	4.61	2017	10,000,000.00	10,000,000.00
XF0029212440	fixed	4.01	2018	10,000,000.00	10,000,000.00
XF0029212150	fixed	4.26	2017	10,000,000.00	10,000,000.00
XF0029212259	fixed	4.90	2019	10,000,000.00	10,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029212432	fixed	4.02	2018	10,000,000.00	10,000,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029212465	fixed	3.78	2019	10,000,000.00	10,000,000.00
XF0029600487	fixed	4.10	2019	10,000,000.00	10,000,000.00
XF0029600644	fixed	4.61	2029	10,000,000.00	10,000,000.00
XF0029600693	fixed	4.54	2030	10,000,000.00	10,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600784	fixed	4.08	2020	10,000,000.00	10,000,000.00
XS0422205152	floating	0.31	2019	10,000,000.00	10,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS1081416031	fixed	0.50	2019	10,000,000.00	10,000,000.00
XS1151583843	fixed	0.20	2020	10,000,000.00	10,000,000.00
XF0029211962	fixed	4.75	2019	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029212366	fixed	4.41	2018	9,600,000.00	9,600,000.00
XF0029600388	fixed	3.87	2019	8,000,000.00	8,000,000.00
XF0029212614	fixed	4.04	2019	8,000,000.00	8,000,000.00
XF0029600354	fixed	3.87	2018	6,000,000.00	6,000,000.00
XF0029600685	fixed	4.13	2021	6,000,000.00	6,000,000.00
XF0029212549	fixed	4.04	2019	6,000,000.00	6,000,000.00
XF0029212390	fixed	4.15	2018	5,500,000.00	5,500,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029212705	fixed	3.71	2018	5,000,000.00	5,000,000.00
XF0029212168	fixed	4.13	2017	5,000,000.00	5,000,000.00
XF0029600016	fixed	4.31	2019	5,000,000.00	5,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600552	fixed	3.84	2019	5,000,000.00	5,000,000.00
XF0029600610	fixed	4.33	2024	5,000,000.00	5,000,000.00
XF0029600669	fixed	4.43	2024	5,000,000.00	5,000,000.00
XF0029600750	fixed	4.04	2019	5,000,000.00	5,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600842	fixed	4.00	2019	5,000,000.00	5,000,000.00
XF0029600800	fixed	3.73	2019	5,000,000.00	5,000,000.00
XF0029600537	fixed	3.79	2019	5,000,000.00	5,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XS0443052088	fixed	3.30	2017	5,000,000.00	5,000,000.00
XF0029212374	fixed	4.41	2018	3,400,000.00	3,400,000.00
XF0029212457	fixed	3.90	2018	3,000,000.00	3,000,000.00
XF0029600164	fixed	4.39	2020	2,750,000.00	2,750,000.00
XF0029114570	fixed	3.28	2017	2,500,000.00	2,500,000.00
XF0029212473	fixed	3.61	2017	2,500,000.00	2,500,000.00
XF0029212416	fixed	3.75	2018	2,000,000.00	2,000,000.00
XF0029600735	fixed	4.13	2019	2,000,000.00	2,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029212358	fixed	4.80	2018	1,000,000.00	1,000,000.00
XF0029600503	fixed	3.83	2020	1,000,000.00	1,000,000.00
DE0002942448	Zero	0.00	2049	517,500.00	517,500.00
XF0029212408	fixed	4.15	2018	500,000.00	500,000.00
XF0029600131	fixed	4.40	2019	50,000.00	50,000.00
Euro Total:	222				27,752,593,579.93

United States Dollar
XS1218982251	fixed	1.88	2023	2,300,000,000.00	2,181,956,171.14
US515110BN30	fixed	2.00	2025	2,000,000,000.00	1,897,353,192.30
US515110BJ28	fixed	1.00	2018	1,750,000,000.00	1,660,184,043.26
XS1190529989	fixed	1.63	2020	1,750,000,000.00	1,660,184,043.26
US515110BF06	fixed	1.88	2018	1,500,000,000.00	1,423,014,894.22
US515110BG88	fixed	0.88	2017	1,500,000,000.00	1,423,014,894.22
US515110BP87	fixed	2.38	2025	1,500,000,000.00	1,423,014,894.22
US515110BR44	fixed	1.75	2026	1,500,000,000.00	1,423,014,894.22
US515110BS27	fixed	2.00	2021	1,500,000,000.00	1,423,014,894.22
US515110BC74	fixed	2.38	2017	1,250,000,000.00	1,185,845,745.19
US515110BH61	fixed	1.38	2019	1,250,000,000.00	1,185,845,745.19
XS1078121057	floating	0.92	2019	1,250,000,000.00	1,185,845,745.19
US515110BL73	fixed	2.25	2021	1,250,000,000.00	1,185,845,745.19
US51511CAK45	floating	0.91	2022	1,225,000,000.00	1,162,128,830.28
XS0999670648	floating	1.05	2018	1,100,000,000.00	1,043,544,255.76
US515110AV64	fixed	5.13	2017	1,050,000,000.00	996,110,425.96
US515110BK90	fixed	1.75	2019	1,000,000,000.00	948,676,596.15
XS1047849093	fixed	2.38	2021	1,000,000,000.00	948,676,596.15
US51511CAN83	floating	1.19	2021	1,000,000,000.00	948,676,596.15

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

US51511CAM01	floating	1.26	2021	850,000,000.00	806,375,106.73
XS0834953084	floating	1.08	2017	500,000,000.00	474,338,298.07
XS1028385562	floating	0.88	2017	500,000,000.00	474,338,298.07
XS1107866979	fixed	1.88	2020	500,000,000.00	474,338,298.07
XS1487325661	Zero	0.00	2017	500,000,000.00	474,338,298.07
XS1523120597	Zero	0.00	2017	500,000,000.00	474,338,298.07
XS1536760892	Zero	0.00	2017	500,000,000.00	474,338,298.07
XS1502432112	Zero	0.00	2017	400,000,000.00	379,470,638.46
XS1504066413	Zero	0.00	2017	400,000,000.00	379,470,638.46
XS1506573770	Zero	0.00	2017	400,000,000.00	379,470,638.46
XS1514185971	Zero	0.00	2017	400,000,000.00	379,470,638.46
XS1516024525	Zero	0.00	2017	400,000,000.00	379,470,638.46
XS1520715829	Zero	0.00	2017	400,000,000.00	379,470,638.46
XS1500459596	Zero	0.00	2017	200,000,000.00	189,735,319.23
XS1533820772	Zero	0.00	2017	200,000,000.00	189,735,319.23
XS1538278422	Zero	0.00	2017	200,000,000.00	189,735,319.23
XS1531536396	Zero	0.00	2017	185,000,000.00	175,505,170.29
XS1527461724	Zero	0.00	2017	160,000,000.00	151,788,255.38
XS1513789278	Zero	0.00	2017	150,000,000.00	142,301,489.42
XS1410584798	Zero	0.00	2017	125,000,000.00	118,584,574.52
XS1515114228	Zero	0.00	2017	110,000,000.00	104,354,425.58
XS1434518012	fixed	1.80	2021	100,000,000.00	94,867,659.61
XS1507481353	Zero	0.00	2017	100,000,000.00	94,867,659.61
XS1525871478	Zero	0.00	2017	100,000,000.00	94,867,659.61
XS1542349698	Zero	0.00	2017	100,000,000.00	94,867,659.61
XS1542638538	Zero	0.00	2017	100,000,000.00	94,867,659.61
XS1508393433	Zero	0.00	2017	70,000,000.00	66,407,361.73
XF0029212762	fixed	3.43	2021	60,000,000.00	56,920,595.77
XS1494424309	Zero	0.00	2017	50,000,000.00	47,433,829.81
XS1504934123	Zero	0.00	2017	50,000,000.00	47,433,829.81
XS1506401998	Zero	0.00	2017	50,000,000.00	47,433,829.81
XS1371543742	floating	1.64	2025	40,000,000.00	37,947,063.85
XF0029212770	fixed	3.05	2021	35,000,000.00	33,203,680.87
XS0140850412	fixed	6.24	2017	30,000,000.00	28,460,297.88
XS1270831420	floating	1.40	2025	30,000,000.00	28,460,297.88
XS1508980486	Zero	0.00	2017	25,000,000.00	23,716,914.90
XS1532536338	Zero	0.00	2017	25,000,000.00	23,716,914.90
XS1514963773	Zero	0.00	2017	24,000,000.00	22,768,238.31
XS1495508019	Zero	0.00	2017	20,000,000.00	18,973,531.92
XS1536768440	Zero	0.00	2017	20,000,000.00	18,973,531.92
XF0029212747	fixed	3.80	2021	10,000,000.00	9,486,765.96
XS1514845491	Zero	0.00	2017	10,000,000.00	9,486,765.96
United States Dollar Total:	61				33,492,078,550.42

Australian Dollar
AU3CB0204543	fixed	4.25	2023	1,625,000,000.00	1,113,318,717.46
AU3CB0146660	fixed	6.50	2017	1,600,000,000.00	1,096,190,737.19
AU3CB0191278	fixed	5.50	2020	1,450,000,000.00	993,422,855.58
AU3CB0214211	fixed	4.75	2024	1,300,000,000.00	890,654,973.97
AU3CB0226728	fixed	2.70	2020	1,225,000,000.00	839,271,033.16
AU3CB0173730	fixed	6.25	2018	1,000,000,000.00	685,119,210.74
AU3CB0192276	fixed	5.50	2022	1,000,000,000.00	685,119,210.74
AU3CB0222362	fixed	4.25	2025	1,000,000,000.00	685,119,210.74
AU3CB0220598	fixed	4.75	2026	705,000,000.00	483,009,043.57
AU3CB0227841	fixed	2.70	2022	700,000,000.00	479,583,447.52
AU0000LWSHA9	fixed	4.00	2019	500,000,000.00	342,559,605.37
XS0882836785	floating	2.11	2018	400,000,000.00	274,047,684.30
AU3CB0228716	fixed	2.50	2021	400,000,000.00	274,047,684.30
XS0355982785	fixed	6.74	2018	350,000,000.00	239,791,723.76
AU3CB0239796	fixed	2.60	2027	200,000,000.00	137,023,842.15
XS1545488667	Zero	0.00	2017	200,000,000.00	137,023,842.15
XS1535782731	Zero	0.00	2017	150,000,000.00	102,767,881.61
XS0956359383	fixed	4.88	2023	50,000,000.00	34,255,960.54
XS0737167485	fixed	0.50	2017	35,200,000.00	24,116,196.22

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS0955269260	fixed	4.45	2020	25,000,000.00	17,127,980.27
XS0613944353	fixed	6.57	2021	17,000,000.00	11,647,026.58
Australian Dollar Total:	21				9,545,217,867.91

British Pound Sterling
XS0893356120	fixed	1.00	2017	825,000,000.00	963,582,424.26
XS1262519801	fixed	1.50	2019	500,000,000.00	583,989,348.03
XS1353633750	fixed	1.38	2020	450,000,000.00	525,590,413.23
XS1409512693	fixed	1.13	2021	350,000,000.00	408,792,543.62
XF0029212754	fixed	3.76	2020	10,000,000.00	11,679,786.96
British Pound Sterling Total:	5				2,493,634,516.11

New Zealand Dollar
NZLRBDT009C1	fixed	5.38	2024	850,000,000.00	560,759,994.72
NZLRBDT008C3	fixed	4.75	2019	800,000,000.00	527,774,112.68
NZLRBDT010C9	fixed	4.00	2020	600,000,000.00	395,830,584.51
XS0299261403	fixed	7.00	2017	400,000,000.00	263,887,056.34
NZLRBDT002C6	fixed	7.49	2017	275,000,000.00	181,422,351.23
NZLRBDT006C7	fixed	3.88	2017	175,000,000.00	115,450,587.15
NZLRBDT007C5	fixed	4.38	2020	125,000,000.00	82,464,705.11
NZLRBDT011C7	fixed	3.00	2021	100,000,000.00	65,971,764.08
NZLRBDT005C9	floating	2.77	2018	75,000,000.00	49,478,823.06
XS0289824962	fixed	1.00	2017	55,000,000.00	36,284,470.25
XF0029212796	fixed	4.11	2023	21,000,000.00	13,854,070.46
New Zealand Dollar Total:	11				2,293,178,519.59

Swiss Franc
CH0111461312	fixed	1.75	2017	250,000,000.00	232,796,349.75
CH0022312109	fixed	2.13	2017	200,000,000.00	186,237,079.80
CH0020827561	fixed	2.50	2018	150,000,000.00	139,677,809.85
XS0434519442	fixed	2.77	2017	100,000,000.00	93,118,539.90
XS0428134869	fixed	2.44	2017	80,000,000.00	74,494,831.92
CH0049932863	fixed	2.83	2024	50,000,000.00	46,559,269.95
XS0418386479	fixed	2.82	2021	50,000,000.00	46,559,269.95
Swiss Franc Total:	7				819,443,151.13

Norwegian Kroner
XS0686448019	fixed	3.50	2018	2,300,000,000.00	253,128,336.07
XS1508901797	floating	2.34	2019	1,250,000,000.00	137,569,747.86
NO0010634678	floating	1.41	2017	1,000,000,000.00	110,055,798.29
XS0942541912	fixed	2.63	2020	1,000,000,000.00	110,055,798.29
NO0010708399	floating	1.12	2017	850,000,000.00	93,547,428.55
XS0385848717	fixed	5.33	2018	600,000,000.00	66,033,478.97
NO0010778251	floating	2.33	2021	600,000,000.00	66,033,478.97
XS0213329096	fixed	3.91	2020	500,000,000.00	55,027,899.14
XS0931408420	fixed	2.25	2019	500,000,000.00	55,027,899.14
NO0010624166	floating	1.24	2018	300,000,000.00	33,016,739.49
Norwegian Kroner Total:	10				979,496,604.78

Candian Dollar
US515110BM56	fixed	1.88	2019	500,000,000.00	352,410,487.74
XS1089927781	fixed	2.25	2021	100,000,000.00	70,482,097.55
CA515110AM67	fixed	4.88	2020	85,600,000.00	60,332,675.50
Candian Dollar Total:	3				483,225,260.78

Japanese Yen
XS0251101456	fixed	2.80	2036	25,000,000,000.00	202,593,192.87
XS0064185035	floating	5.20	2026	10,000,000,000.00	81,037,277.15
XF0029500323	fixed	2.00	2019	10,000,000,000.00	81,037,277.15
XF0029500315	fixed	1.71	2019	5,000,000,000.00	40,518,638.57
XF0029500299	fixed	1.16	2018	5,000,000,000.00	40,518,638.57
XS0075146208	fixed	5.78	2022	5,000,000,000.00	40,518,638.57
XS0080533598	floating	5.01	2022	5,000,000,000.00	40,518,638.57
XS0100119493	fixed	3.20	2019	3,000,000,000.00	24,311,183.14

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in %(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS0065054149	floating	6.10	2025	3,000,000,000.00	24,311,183.14
XS0094191797	fixed	3.11	2019	3,000,000,000.00	24,311,183.14
XS0141839141	fixed	2.60	2022	2,500,000,000.00	20,259,319.29
XS0134907327	fixed	2.50	2021	2,300,000,000.00	18,638,573.74
XS0094505210	floating	2.96	2019	2,000,000,000.00	16,207,455.43
XS0120074777	fixed	3.40	2020	2,000,000,000.00	16,207,455.43
XS0158467554	floating	4.00	2022	2,000,000,000.00	16,207,455.43
XS0081035189	floating	7.56	2018	2,000,000,000.00	16,207,455.43
XS0128270757	fixed	2.77	2021	1,000,000,000.00	8,103,727.71
XS0129607783	fixed	2.60	2021	1,000,000,000.00	8,103,727.71
XS0145443213	fixed	2.00	2017	1,000,000,000.00	8,103,727.71
XS0153822522	fixed	1.72	2017	1,000,000,000.00	8,103,727.71
Japanese Yen Total:	20				735,818,476.50

Turkish Lira
XS0750578733	fixed	0.50	2017	600,000,000.00	161,847,216.23
XS0895805876	fixed	5.63	2018	330,000,000.00	89,015,968.93
XS0765299226	fixed	0.50	2017	275,000,000.00	74,179,974.10
XS1069567151	fixed	9.50	2022	165,000,000.00	44,507,984.46
XS1277644685	fixed	8.20	2020	150,000,000.00	40,461,804.06
Turkish Lira Total:	5				410,012,947.78

Swedish Krona
XS0736077792	floating	0.08	2017	1,000,000,000.00	104,684,637.53
XS0746427649	fixed	2.50	2017	500,000,000.00	52,342,318.76
XS1112745507	floating	—	2019	250,000,000.00	26,171,159.38
Swedish Krona Total:	3				183,198,115.68

Brazilian Real
XS1332716601	fixed	10.00	2020	300,000,000.00	87,450,808.92
XS0968465335	fixed	8.86	2017	250,000,000.00	72,875,674.10
XS1029239792	fixed	9.25	2017	208,000,000.00	60,632,560.85
Brazilian Real Total:	3				220,959,043.87

South African Rand
XS0902035848	fixed	6.00	2019	2,100,000,000.00	145,258,352.36
XS1069178173	fixed	8.25	2022	1,550,000,000.00	107,214,498.17
XS0762982030	fixed	0.50	2017	400,000,000.00	27,668,257.59
XS1321568831	fixed	6.50	2020	350,000,000.00	24,209,725.39
South African Rand Total:	4				304,350,833.51

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2016.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2016.

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THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have reached a new all-time high of approximately 82.8 million at the end of 2016 compared to 82.2 million people at the beginning of 2016. The increase was again due to Germany’s immigration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration of foreigners amounted to 750,000 persons in 2016, considerably below the record high of 2015. In 2014, approximately 16.5% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2016.pdf?__blob=publicationFile); Statistisches Bundesamt, Germany’s population expected to have increased to 82.8 million, press release of January 27, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_033_12411.html).

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The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2015	2014	2013	2012	2011 (1)

	(number of persons)
Total population	82,175,684	81,197,537	80,767,463	80,523,746	80,327,900
Age distribution	(percent of total population)
Under 20	18.3	18.2	18.2	18.3	18.4
20-40	24.5	24.1	24.0	23.9	23.8
40-60	29.8	30.3	30.7	30.9	31.1
60-80	21.6	21.8	21.8	21.6	21.4
80 and more	5.8	5.6	5.4	5.4	5.3
Growth rate	(percent change on the previous year)
Total population	1.2	0.5	0.3	0.2	—
Under 20	2.2	0.5	-0.3	-0.5	—
20-40	2.6	1.1	0.9	0.4	—
40-60	-0.4	-0.6	-0.5	-0.3	—
60-80	0.4	0.7	1.2	1.2	—
80 and more	4.1	4.1	0.9	1.3	—

(1)	Percentage change on previous year not reported for the year 2011 due to a statistical break in the time series: The population is based on data from the 2011 Census since 2011, whereas it was based on former censuses for 2010 and preceding years.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, the current high level of immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. The next general election will be held on September 24, 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

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Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: The federal returning officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2013/2013-10-09-endgueltiges-amtliches-ergebnis-der-bundestagswahl-2013.html);The federal returning officer, Bundestag election 2017 (https://www.bundeswahlleiter.de/en/bundestagswahlen/2017.html); Deutschlands Zukunft gestalten: Koalitionsvertrag zwischen CDU, CSU und SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

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The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 510 million as of January 1, 2016. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 2000-2009 (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); European Union, The history of the European Union: 2010-today (http://europa.eu/european-union/about-eu/history/2010-today_en); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm).
Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en).

On June 23, 2016, the citizens of the UK voted to leave the EU. Under the mechanism for a voluntary and unilateral withdrawal of a country from the EU, a Member State wishing to withdraw must notify the European Council of its intention to do so. On March 29, 2017, the UK notified the European Council accordingly. The European Council is then required to provide guidelines for the conclusion of an agreement setting out the arrangements for the Member State’s withdrawal. This agreement is concluded on behalf of the EU by the Council of the EU, acting by qualified majority, having obtained the European Parliament’s consent. The EU treaties cease to apply to the withdrawing Member State from the date of entry into force of the agreement, or within two years of the notification of the withdrawal. The European Council may decide to extend that period.

Sources: UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Commission, Statement by the European Council (Art. 50) on the UK notification, press release, March 29, 2017 (http://www.consilium.europa.eu/en/press/press-releases/2017/03/29-euco-50-statement-uk-notification/).

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Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2017 EU budget, which was adopted by the European Parliament in November 2016 and published in February 2017, amounts to EUR 157.9 billion in commitment appropriations and EUR 134.5 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Banking Authority, Topics, Passporting and supervision of branches (http://www.eba.europa.eu/regulation-and-policy/passporting-and-supervision-of-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Documents: Annual Budget, 2017 (http://ec.europa.eu/budget/biblio/documents/2017/2017_en.cfm); EUR-Lex, Budget 2017, General budget, Total revenue (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=OJ:L:2017:051:FULL&from=EN).
Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).
EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

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Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules) or 0.5% of GDP (if they repeatedly fail to abide by the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (http://ec.europa.eu/economy_finance/economic_governance/sgp/convergence/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (http://ec.europa.eu/economy_finance/economic_governance/sgp/budgetary_plans/index_en.htm).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, 13 Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these 12 were found to be experiencing macroeconomic imbalances of various natures and magnitudes. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “The Economy–International Economic Relations–Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, MIP surveillance in 2017 (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG was signed by all Member States, except the UK, the Czech Republic and Croatia. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e. by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/Redaktion/EN/Glossareintraege/T/treaty_on_stability_coordination_and_governance_in_the_emu.html); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

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Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM, which was replaced by the European Stability Mechanism (“ESM”) in 2013, the European Commission was allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. For more information on the ESM, see “–European Stability Mechanism” below. The EFSF, which was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs, had a lending capacity of EUR 440 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full. As of March 2017, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 175 billion.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes
(https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries?
(http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Financial Stability Facility, Publications, Investor Presentation
(https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch20171.pdf).

European Stability Mechanism. Since October 2012, the ESM, which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2017, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 71 billion.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Frequently Asked Questions on the ESM (https://www.esm.europa.eu/sites/default/files/faqontheesm.pdf); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch20171.pdf).

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Financial Assistance to Euro Area Member States

Greece. Since May 2010, Greece has been receiving financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support comes in the form of economic adjustment programs, which include measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and pave the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program. Under this program, the ESM is able to disburse up to EUR 86 billion in financial assistance to Greece over a three-year period ending in August 2018. Disbursements are contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aim to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. As of the end of March 2017, the total disbursements of ESM financial assistance to Greece amounted to approximately EUR 31.7 billion. The outstanding ESM loan as of the end of March 2017 amounted to EUR 29.7 billion following a repayment in February 2017.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece
(https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (ongoing)
(https://www.esm.europa.eu/assistance/greece).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2017, Ireland had already repaid SDR 15.7 billion of loans to the IMF.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland
(http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-ireland_en); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013
(https://www.esm.europa.eu/press-releases/efsf-financial-assistance-ireland-ends-successful-irish-exit); International Monetary Fund, Ireland: Transactions with the Fund from May 01, 1984 to February 28, 2017
(http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=470&endDate=2017%2D03%2D22&finposition_flag=YES).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2017, Portugal had already repaid SDR 11.5 billion of loans to the IMF.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal
(https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-portugal_en); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014
(http://www.consilium.europa.eu/workarea/downloadAsset.aspx?id=15740); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to February 28, 2017
(http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2017%2D03%2D22&finposition_flag=YES).

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Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2017, Spain had already repaid EUR 6.6 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2025.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain
(https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain
(https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013
(https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus
(https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus
(https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016
(http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Response to Migratory Pressure

EU Migration Policy. The growing instability in the EU’s southern neighboring countries has increased the number of people trying to reach the EU. The EU and the Member States have been intensifying efforts to establish an effective, humanitarian and safe European migration policy. In the Federal Government’s opinion, because a solution cannot be found by individual Member States alone but only by all Member States together, solving the problem requires a comprehensive approach covering all relevant areas. The EU policy response comprises the following activities: working with countries of origin and transit, strengthening the EU’s external borders, managing migration flows and curbing migrant smuggling activities, reforming the common European asylum system, providing legal migration pathways as well as fostering the integration of third-country nationals. According to Frontex, the European Border and Coast Guard Agency, the total number of detected illegal border crossings in 2016 fell by more than two-thirds from 1,822,000 to 511,000 compared to 2015.

Sources: European Council, Finding solutions to migratory pressures (http://www.consilium.europa.eu/en/policies/migratory-pressures/); Frontex, Detections of illegal border-crossings statistics download (http://frontex.europa.eu/assets/Detections_of_IBC_Press_for_FX_website_20170303.xlsx).

Prevention of Illegal Migration Flows. To prevent illegal migration flows, the EU seeks to address the root causes of migration, such as conflicts, political and economic instability, human rights violations and poverty. This involves cooperation with countries of origin and transit of migrants, on a broad range of issues. Specifically, in March 2016, Turkey and the EU agreed to stop the flow of irregular migration via Turkey to the EU. All new irregular migrants crossing from Turkey to the Greek islands will be returned to Turkey. For every Syrian being returned to Turkey from Greek islands, another Syrian will be resettled from Turkey to the EU taking into account the UN vulnerability criteria. In addition, the EU is taking action to meet the urgent humanitarian needs of Syrian refugees in Turkey, Jordan and Lebanon.

Sources: European Council, Working with countries of origin and transit (http://www.consilium.europa.eu/en/policies/migratory-pressures/countries-origin-transit/); European Council, EU-Turkey statement, 18 March 2016, press release of March 18, 2016
(http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-eu-turkey-statement).

Reinforcement of Border Controls. The recent migratory pressure has led to difficulties in several Member States of ensuring adequate external border controls and the reception and processing of arriving migrants. To control the EU’s external borders more effectively, the European Border and Coast Guard Agency (a transformed version of the former EU agency Frontex) was launched in October 2016. It will closely monitor the EU’s external borders and work together with Member States to quickly identify and address any potential security threats to the EU’s external borders. The adoption of reinforced checks at external borders is being negotiated, as well as improving controls through the use of new technologies.

Effective management of the EU’s external borders is fundamental for the well-functioning of free movement within the EU. Within the Schengen area, which encompasses most Member States, except Bulgaria, Croatia, Cyprus, Ireland, Romania and the UK, any person, irrespective of nationality, may cross internal borders without being subjected to border checks. In

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case of a serious threat to public policy or internal security, a Schengen country may exceptionally temporarily reintroduce border controls at its internal borders. In the context of the migrant crisis and terrorist threats, several Schengen countries, including Germany, have temporarily reintroduced internal border controls.

Sources: European Council, Strengthening the EU’s external borders (http://www.consilium.europa.eu/en/policies/migratory-pressures/strengthening-external-borders/); European Commission, Migration and Home Affairs, Schengen Area (https://ec.europa.eu/home-affairs/what-we-do/policies/borders-and-visas/schengen_en); European Commission, Migration and Home Affairs, Temporary Reintroduction of Border Control (https://ec.europa.eu/home-affairs/what-we-do/policies/borders-and-visas/schengen/reintroduction-border-control_en).

Legal Framework. Since 1999, the EU has been working to create a Common European Asylum System (“CEAS”), which is based on a number of EU directives and regulations, to guarantee high standards of protection for refugees as well as fair and effective procedures throughout the EU. Among other matters, the CEAS seeks to harmonize the process for applying for asylum throughout the EU, to provide asylum applicants with material reception conditions such as housing and food, to register applicants by taking their fingerprints and sending them to a special database, and to facilitate identification of the country responsible for a refugee’s asylum application. The Dublin Regulation establishes which Member State is responsible for the examination of an asylum application based on a number of criteria, including, in order of importance, family considerations, recent possession of visa or residence permit in a Member State and through which Member State the applicant has entered the EU. The recent migratory pressure has exposed the weakness of the current CEAS rules. Despite the efforts to harmonize standards, asylum seekers are not treated uniformly and recognition rates vary, which may encourage secondary movements and asylum shopping. In May and in June 2016, the Commission presented two packages of proposals to reform the CEAS. The legislative proposals are currently being discussed by the Council.

Sources: European Commission, Migration and Home Affairs, Common European Asylum System (https://ec.europa.eu/home-affairs/what-we-do/policies/asylum_en); European Commission, Migration and Home Affairs, Common European Asylum System, Country responsible for asylum application (Dublin)
(https://ec.europa.eu/home-affairs/what-we-do/policies/asylum/examination-of-applicants_en); Regulation (EU) No 604/2013 of the European Parliament and of the Council of June 26, 2013
(http://eur-lex.europa.eu/legal-content/EN/ALL/;jsessionid=jHNlTp3HLjqw8mqGbQSpZh1VWpjCyVQq14Hgcztw4pbfSQZffnrn!557467765?uri=CELEX:32013R0604); European Council, Reforming the common European asylum system
(http://www.consilium.europa.eu/en/policies/migratory-pressures/reforming-ceas/ceas-reform-timeline/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background (https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014
(https://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem “speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015
(http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2016, the GDP of Germany expressed at current prices was EUR 3,132.7 billion, compared to EUR 3,032.8 billion in 2015, which represents an increase of 3.3%. GDP adjusted for price effects rose by 1.9% compared to 2015, and exceeded the 1991 level by 39.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 24.4% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2016, GDP per capita at current prices was EUR 37,866, while GDP per employee at current prices was EUR 72,057.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2016, services accounted for 68.9% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.7% in 2016, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.3% of gross value added in 2016, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.7% of gross value added compared to 30.9% in 1991. Construction contributed 4.8% to gross value added in 2016, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.6% of gross value added in 2016, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.2.1.

In 2016, private final consumption expenditure totaled 53.6% of GDP in current prices, gross capital formation amounted to 19.1% and government final consumption expenditure equaled 19.7%, almost unchanged from 2015. Exports and imports of goods and services accounted for 46.0% and 38.4% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 7.6% of GDP in 2016, also almost unchanged from 2015.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.3.1.

In 2016, price-adjusted GDP rose by 1.9% compared to 2015. The GDP adjusted for both price and calendar effects, increased by 1.8% compared to 2015. Net exports had a slightly negative effect on economic growth in 2016 (growth contribution: -0.2 percentage points). Exports increased by 2.6% (2015: 5.2%), while imports rose by 3.7% (2015: 5.5%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2016 by 1.1%, compared to a 3.7% increase in 2015, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.0%. Final consumption expenditure of general government rose by 4.0% in 2016 on a price-adjusted basis, and final consumption expenditure of households rose by 2.0% on a price-adjusted basis compared to 2015.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.4% in 2015 to 6.1% in 2016. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.3% in 2015 to 3.9% in 2016. For an explanation of the differences between the national definition and the ILO definition, see “–Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 0.5% in 2016, compared to 0.3% in 2015. Excluding energy prices, the index rose by 1.2%. General government gross debt stood at EUR 2,140.4 billion at year-end 2016, compared to EUR 2,158.8 billion at year-end 2015.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2017, Table 6.1
(https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201702/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201702-pdf.pdf);
Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2017), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall
(http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

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The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2016	2015	2014	2013	2012

	(EUR in billions, unless otherwise indicated)
GDP – at current prices	3,132.7	3,032.8	2,923.9	2,826.2	2,758.3
(change from previous year in %)	3.3	3.7	3.5	2.5	2.0
GDP – price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	110.2	108.2	106.4	104.7	104.2
(change from previous year in %)	1.9	1.7	1.6	0.5	0.5
GDP – price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	110.0	108.1	106.5	104.8	104.2
(change from previous year in %)	1.8	1.5	1.6	0.6	0.7
Unemployment rate (ILO definition) (in %) (1)	3.9	4.3	4.7	4.9	5.0
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.5	0.3	0.9	1.5	2.0
Balance of payments – current account	261.4	260.0	218.0	189.6	193.6
General government gross debt (2)	2,140.4	2,158.8	2,189.6	2,189.8	2,204.9

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2017, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2017, the Federal Government projected that GDP in Germany will grow by 1.5% in 2017, with private consumption growing by 1.4% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 3.3% and 4.5%, respectively, compared to 2016. Investment in machinery and equipment is projected to increase by 1.1% and construction is forecast to increase by 2.9%. Growth is expected to be driven exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 530,000 persons, or 1.2%, in 2017 compared to 2016, reaching a record level of 44.1 million persons in 2017. Registered unemployment (Arbeitslose) is expected to decrease by 140,000 persons compared to 2016 to 2.55 million persons in 2017 on average.

Source: Bundesministerium für Wirtschaft und Energie, Zypris: Trotz Unwägbarkeiten – Deutsche Wirtschaft wächst solide, press release of April 26, 2017
(http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170426-fruejahrsprojektion-2017.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2016. In 2016, a record level of domestic employment was reached, with 43.5 million persons employed. For more information on recent economic developments, see “–Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2017 Annual Economic Report, page 7 (http://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2017.pdf?__blob=publicationFile&v=8); Bundesregierung, Boom auf deutschem Arbeitsmarkt
(https://www.bundesregierung.de/Content/DE/Artikel/2017/01/2017-01-03-arbeitsmarkt.html); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.1.14.

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Current Policy Initiatives

The Federal Government continues the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time the aim is to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General–The European Union and European Integration–EU Economic Governance.” In 2016, overall public sector finances were again positive, with net lending of general government at 0.8% of GDP. This means that the public sector budgets were close-to-balance for the fifth year in succession. This trend is expected to continue in the years ahead. According to the present federal budget planning, no new borrowing will be required in the period between 2017 and 2021. The Federal Government’s goal of cutting the debt-to-GDP ratio to less than 70% was attained by the end of 2016. On this basis, the Federal Government is on track with its plans to cut the debt-to-GDP ratio to below 60% within ten years of the current Federal Government taking office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance–Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance–Fiscal Outlook.”

The Federal Government is particularly enhancing public sector investment. In total, federal investment in current prices has risen by more than 40% since the beginning of the legislative term, to EUR 36.1 billion in the 2017 federal budget. In comparison, the federal budget itself only rose by just under 7% in the same period. The Federal Government is also assisting the Länder and the municipalities by providing additional relief over the current legislative term, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities are to benefit from an additional EUR 3.5 billion provided by the Federal Government from 2015 to 2020 through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds), which was doubled up to EUR 7 billion in 2016 to improve school infrastructure, and an additional EUR 3 billion is provided for research. Furthermore, the Federation is also providing more than EUR 7 billion of funding to the Länder from 2016 and 2018 to help them cope with the tasks related to the integration and accommodation of refugees and asylum seekers. In total, the relief provided by the Federal Government for Länder and municipalities amounts to approximately EUR 79 billion.

As of December 31, 2019, the rules on fiscal equalization in Germany in a broad sense – including the financial support for seaports, the special solidarity scheme for the eastern Länder and compensation payments between the Federal Government and the Länder in connection with the abolishment of previous joint financing arrangements for certain public tasks (Entflechtungsmittel) – will cease to apply. At the same time, all Länder budgets have to be structurally balanced from 2020 onwards according to the national “debt brake.”

Consequently, current negotiations between the Federal Government and the Länder, which started in mid-2014, aim at a more general restructuring of their fiscal relations. The Federal Government intends to finalize these negotiations during the current legislative term. In the view of the Federal Government, a further reduction of interdependencies between the Federal Government and the Länder, a more efficient assignment of tasks, more direct responsibilities, more room for maneuver and, accordingly, an improved alignment of incentives for the Länder are necessary to ensure compliance with the national and European budget rules on a sustainable basis.

The Federal Government aims to have broadband infrastructure with a minimum download speed of 50 Mbit/s in place nationwide by the end of 2018. The companies represented in the Network Alliance (Netzallianz) invested EUR 8 billion per year in network expansion in 2015 and 2016. The Federal Government has a EUR 4 billion program for the period up until 2020 to support the expansion of broadband in rural and remote areas where no private-sector network expansion can be expected in the foreseeable future due to a lack of profitability. To date, 340 notifications of awards have been issued representing total support of EUR 2.3 billion, activating in turn investments totaling EUR 5.2 billion. Some 94% of the funding is going directly into expanding the fiber-optic network. At the end of 2016, 75% of German households already had access to band width of at least 50 Mbit/s.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. In 2016 the legal framework for inheritance and gift taxes was reformed. As amended, the applicable rules and regulations meet constitutional requirements as well as the needs of small and medium-sized businesses. Another goal is to modernize the real property tax. With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

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In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. Since January 1, 2015, a general statutory gross minimum wage has been in place. Every two years, the minimum wage is assessed and, if appropriate, adjustments are proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. In connection with the first assessment, the minimum wage was raised from EUR 8.50 to EUR 8.84 per hour worked with effect from January 1, 2017. The Federal Government has presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation has been introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government has amended legislation in order to address illegal contract clauses to restrict the use of temporary workers to times of extraordinary capacity needs. The amendment came into effect on April 1, 2017.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement was improved by the Variable Pension Act (Flexirentengesetz).

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. The energy efficiency strategy for buildings is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. Many of the measures adopted in the National Energy Efficiency Action Plan were rolled out in the course of 2015. Building on the Action Plan, the Federal Government has also adopted the Energy Efficiency Strategy for Buildings. Furthermore, the Federal Government adopted the 2050 Climate Action Plan in November 2016, which establishes interim targets for the post-2020 period as well as reduction measures and monitoring processes in order to achieve long-term climate goals.

The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly.

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For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System–Financial System–German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General–The European Union and European Integration–Response to the European Sovereign Debt Crisis” and “General–The European Union and European Integration–EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2017 Annual Economic Report (http://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2017.pdf?__blob=publicationFile&v=8); Statistisches Bundesamt, General government records surplus of nearly 24 billion euros in 2016, press release of February 23, 2017
(https://www.destatis.de/EN/PressServices/Press/pr/2017/02/PE17_063_813.html); Bundesministerium der Finanzen, Bundeskabinett beschließt Eckwerte für Haushalt 2018 und Finanzplan bis 2021, press release of March 15, 2017
(http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2017/03/2017-03-15-pm-eckwertebeschluss.html); Bundesfinanzministerium, Entwicklung der öffentlichen Finanzen, February 2017
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Entwicklung_Oeffentliche_Finanzen/entwicklung-oeffentliche-finanzen.html); Bundesministerium der Finanzen, Förderung von Investitionen finanzschwacher Kommunen (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Foederale_Finanzbeziehungen/Kommunalfinanzen/Kommunalinvestitionsfoerderungsfonds/Foerderung-von-Investitionen-finanzschwacher-Kommunen.html); Bundesministerium der Finanzen, Gesetz zur Änderung des Kommunalinvestitionsförderungsgesetzes und zur Änderung weiterer Gesetze (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-11-25-kommunalinvestitionsfoerderungsgesetz.html); Gesetz zur Beteiligung des Bundes an den Kosten der Integration und zur weiteren Entlastung von Ländern und Kommunen, December 2016
(http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-06-G-z-Beteiligung-d-Bundes-an-d-Kosten-d-Integration.html); Bundesrgierung, Erbschaftsteuerreform in Kraft getreten
(https://www.bundesregierung.de/Content/DE/Artikel/2016/09/2016-09-29-erbschaftsteuer-reform-beschlossen.html); Bundesregierung, Ab 2017 beträgt der Mindestlohn 8,84 Euro
(https://www.bundesregierung.de/Content/DE/Artikel/2016/10/2016-10-26-neuer-mindestlohn2017.html); Bundesministerium für Arbeit und Soziales, Klare Regeln für Leiharbeit und Werkverträge
(http://www.bmas.de/DE/Presse/Pressemitteilungen/2016/pk-leiharbeit-werkvertraege.html); Climate Action Plan 2050, Executive Summary (http://www.bmub.bund.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf), German Text: Bundesministerium für Umwelt, Naturschutz, Bau und Reaktorsicherheit, Klimschutzplan 2050 (http://www.bmub.bund.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_bf.pdf); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English:
https://www.bmwi.de/Redaktion/EN/Publikationen/2014-annual-economic-report.pdf?__blob=publicationFile&v=1, German text: https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2014.pdf?__blob=publicationFile&v=6).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2016	2015	2014	2013	2012	2016	2015	2014	2013

	(EUR in billions)					(change in %)
Domestic uses	2,893.9	2,803.3	2,733.2	2,657.8	2,590.3	3.2	2.6	2.8	2.6
Final private consumption	1,679.2	1,636.0	1,594.4	1,565.7	1,538.0	2.6	2.6	1.8	1.8
Final government consumption	616.1	583.7	561.1	542.2	519.7	5.6	4.0	3.5	4.3
Gross fixed capital formation	626.7	603.8	585.1	557.1	554.7	3.8	3.2	5.0	0.4
Machinery and equipment	204.4	200.2	191.5	180.5	183.8	2.1	4.6	6.1	-1.8
Construction	309.4	295.0	288.7	277.2	273.0	4.9	2.2	4.2	1.5
Other products	112.9	108.6	105.0	99.5	97.9	3.9	3.5	5.5	1.6
Changes in inventories (1)	-28.1	-20.2	-7.4	-7.2	-22.2	—	—	—	—
Net exports (1)	238.8	229.5	190.7	168.4	168.0	—	—	—	—
Exports	1,441.4	1,418.8	1,334.8	1,284.7	1,268.3	1.6	6.3	3.9	1.3
Imports	1,202.6	1,189.3	1,144.1	1,116.4	1,100.3	1.1	3.9	2.5	1.5

Gross domestic product	3,132.7	3,032.8	2,923.9	2,826.2	2,758.3	3.3	3.7	3.5	2.5

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2016	2015	2014	2013	2012	2016	2015	2014	2013

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,821.0	2,729.7	2,631.3	2,542.6	2,478.6	3.3	3.7	3.5	2.6
Agriculture, forestry and fishing	17.9	17.4	20.4	24.0	19.4	3.4	-15.1	-14.9	23.8
Production sector (excluding construction)	723.6	707.5	685.1	654.2	650.1	2.3	3.3	4.7	0.6
Construction	135.5	124.8	118.2	113.2	111.0	8.6	5.5	4.4	2.1
Trade, transport, accommodation and food services	443.1	430.2	413.9	395.4	387.0	3.0	3.9	4.7	2.2
Information and communication	137.3	131.6	125.4	120.5	116.4	4.3	5.0	4.0	3.5
Financial and insurance services	110.8	110.9	110.0	109.3	108.4	-0.1	0.9	0.6	0.8
Real estate activities	306.8	297.3	286.0	286.9	278.6	3.2	4.0	-0.3	3.0
Business services	315.1	303.3	289.6	276.8	264.6	3.9	4.7	4.6	4.6
Public services, education, health	517.3	497.2	476.6	459.0	442.8	4.1	4.3	3.8	3.7
Other services	113.7	109.7	106.0	103.2	100.4	3.6	3.4	2.7	2.8
Taxes on products offset against subsidies on products	311.7	303.2	292.7	283.6	279.7	2.8	3.6	3.2	1.4

Gross domestic product	3,132.7	3,032.8	2,923.9	2,826.2	2,758.3	3.3	3.7	3.5	2.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 1.14 and 2.1.
Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2016, the production sector’s aggregate contribution to gross value added at current prices was 25.7% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 1.6% year-on-year in 2016, after increasing by 1.6% in 2015.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2017), Table 2.3; Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (February 2017), Tables 2.2.1 and 2.2.2.

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OUTPUT IN THE PRODUCTION SECTOR (1)
(2010 = 100)

	2016	2015	2014	2013

Production sector, total	109.6	108.5	107.9	106.4
Industry (2)	111.7	110.3	109.8	107.8
of which:
Intermediate goods (3)	107.3	106.2	106.3	104.4
Capital goods (4)	119.4	117.6	116.6	114.0
Durable goods (5)	105.8	102.8	100.5	100.1
Nondurable goods (6)	102.9	101.9	102.2	100.6
Energy (7)	96.0	97.5	92.7	96.4
Construction (8)	106.9	106.0	108.4	105.5

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2017, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2016, the services sector’s aggregate contribution to gross value added at current prices was 68.9%, nearly matching the previous year’s level of 69.0%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.3% in 2016 and 18.2 % in 2015, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.2.1.

Employment and Labor

As solid economic growth continued in 2016, labor market conditions improved further. In 2016, the average unemployment rate according to the national definition was 6.1%, compared to 6.4% in 2015. Under the ILO definition, the average unemployment rate was 3.9% in 2016 compared to 4.3% in 2015, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2016 was 43.4 million, an increase of 1.0% compared to 2015.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2017, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201702/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201702-pdf.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4- 2016 (March 2017), Tables 2.1.13.

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The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2016	2015	2014	2013	2012

Employed (in thousands)-ILO definition	43,393	42,979	42,602	42,271	42,006
Unemployed (in thousands)-ILO definition (1)	1,775	1,950	2,090	2,182	2,224
Unemployment rate (in %)-ILO definition	3.9	4.3	4.7	4.9	5.0
Unemployed (in thousands)-national definition (2)	2,691	2,795	2,898	2,950	2,897
Unemployment rate (in %)-national definition (3)	6.1	6.4	6.7	6.9	6.8

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2016, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2015 and 2005.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women

(Age in years)	2015	2005	2015	2005	2015	2005

	(Employed persons as a percentage of total population of same gender and age)
15 to 19	25.4	25.7	27.0	28.6	23.6	22.7
20 to 24	63.5	59.3	64.5	61.2	62.5	57.4
25 to 29	77.9	69.7	80.4	74.0	75.4	65.2
30 to 34	82.3	75.5	88.2	84.6	76.2	66.4
35 to 39	84.1	79.3	89.9	87.2	78.3	71.2
40 to 44	85.6	80.9	90.4	86.5	80.7	75.1
45 to 49	86.5	79.8	90.3	84.7	82.6	74.8
50 to 54	83.9	75.2	87.6	80.8	80.1	69.7
55 to 59	77.2	63.3	81.5	71.3	73.1	55.3
60 to 64	53.1	28.1	58.8	35.8	47.8	20.7
65 and older	5.9	3.3	8.4	5.0	3.9	2.1

Total (15 and older)	56.8	51.5	62.2	58.4	51.7	45.0

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2005 und 2015, Ergebnis des Mikrozensus – Jährlicher Durchschnitt (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ErwerbsbeteiligungRente70.html).

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The following table presents data with respect to the structure of employment by economic sector for 2016 and 2006.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2016	2006

	(Percent of total)
Agriculture, forestry and fishing	1.4	1.6
Production sector (excluding construction)	18.6	19.5
of which: manufacturing	17.3	18.1
Construction	5.6	5.7
Trade, transport, accommodation and food services	22.9	23.4
Information and communication	2.8	3.0
Financial and insurance services	2.7	3.2
Real estate activities	1.1	1.2
Business services	13.5	11.6
Public services, education, health	24.5	23.6
Other services	6.8	7.3

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2016	2015	2014	2013	2012

Gross wages and salaries per employee in EUR	33,259	32,477	31,631	30,761	30,146
Change from previous year in %	2.4	2.7	2.8	2.0	2.7
Unit labor costs per hour worked
Index (2010=100)	110.2	108.7	107.0	105.3	103.5
Change from previous year in %	1.4	1.5	1.7	1.7	3.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2016, approximately 6.0 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

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Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993
(http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions
(http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie,
(http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2016, social security revenue, as shown in the national accounts, amounted to EUR 606.4 billion, and expenditure was EUR 598.2 billion. The social security budget thus incurred a surplus of EUR 8.2 billion in 2016, after a surplus of EUR 2.1 billion in 2015.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.7.

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In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will gradually be raised back to 65 years until 2029.

To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services.

Sources: Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (https://www.fdp.de/files/565/2009-203_en_Koalitionsvertrag_2009.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds
(http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten
(http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/altersrenten.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67
(http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014
(http://www.bmas.de/DE/Presse/Pressemitteilungen/2014/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63
(http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/rente-ab-63-art.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2016, exports and imports of goods and services amounted to 46.0% and 38.4% of GDP at current prices, respectively. The Federal Republic supports the European Union in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating Free Trade Agreements) in the European Union rests with the European Commission.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and to continue the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017 and needs to be ratified by all Member States prior to its full entry into force.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda”
(https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch- kanadische Wirtschafts- und Handelsabkommen
(http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017
(http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2016, the current account surplus totaled EUR 261.4 billion, compared to EUR 260.0 billion in 2015, an increase of EUR 1.4 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2017, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2016. In 2016, price competitiveness deteriorated by 1.3% compared to 2015, mainly due to the appreciation of the euro relative to several currencies, including the pound sterling, the Swiss franc and the Chinese yuan renminbi. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.7% in 2016).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2016, the euro depreciated slightly by 0.2% from its 2015 average versus the U.S. dollar. The average value of the euro against the U.S. dollar in February 2017 was 3.8% lower than the 2016 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2017, Tables XII.3, XII.10 and XII.12 (https://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2017/2017_03_monatsbericht.pdf?__blob=publicationFile).

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The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2016	2015	2014	2013	2012

	(EUR in millions)
Current account
Trade in goods (1)	271,668	261,182	228,361	212,662	200,401
Services (2)	-22,419	-18,602	-25,323	-41,376	-32,775
Primary income	52,136	57,370	56,177	61,969	64,858
Secondary income	-40,023	-39,987	-41,188	-43,639	-38,894

Total current account	261,361	259,963	218,026	189,616	193,590
Capital account (3)	1,112	-635	2,355	-563	-413
Financial account
Net German investment abroad (increase: +)	382,910	249,102	301,030	62,651	373,797
Net foreign investment in Germany (increase: +)	151,658	14,499	62,400	-162,709	222,380

Net financial account (net lending: + / net borrowing: -)	231,252	234,603	238,630	225,360	151,417
Net errors and omissions (4)	-31,221	-24,725	18,248	36,307	-41,759

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2017, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2016	2015	2014	2013	2012

	(EUR in millions)
Exports of goods	1,195,023	1,179,210	1,115,751	1,080,212	1,071,431
Imports of goods	923,355	918,028	887,390	867,550	871,031

Trade balance	271,668	261,182	228,361	212,662	200,401

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2017, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 – Dezember 2016, pages 53 et seq.; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2015, pages 18 et seq (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/Rohsit-2015.pdf?__blob=publicationFile&v=3); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (http://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

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Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 16, 2016, the European Commission published the Alert Mechanism Report 2017, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that subdued private and public investment has contributed to the high and persistent current account surplus. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures in the current legislative term to give a further boost to investment dynamics. Based on record-high employment, rising salaries and targeted fiscal expansion especially in public investment, domestic demand continues to be the main driver of robust growth in Germany. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and the decline in oil prices since 2014, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by short-term economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2017, dated November 16, 2016
(http://www.europarl.europa.eu/RegData/docs_autres_institutions/commission_europeenne/com/2016/0728/COM_COM(2016)0728_EN.pdf); European Commission, Commission Staff Working Document, Country Report Germany 2017, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances
(https://ec.europa.eu/info/sites/info/files/2017-european-semester-country-report-germany-en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2017 European Semester: Assessment of progress on structural reforms, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under regulation (EU) No 1176/2011 (https://ec.europa.eu/info/sites/info/files/2017-european-semester-country-reports-comm-en.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction , Macroeconomic imbalance procedure
(http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014
(http://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2014/20140305-gabriel-wettbewerbsfaehigkeit-und-exporte-deutscher-unternehmen-wichtig-fuer-europa.html); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2017
(http://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2017.pdf?__blob=publicationFile&v=20); Bundesministerium der Finanzen, Monatsbreciht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen
(http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2016 (1)

	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	3.1	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	4.8	0.4
Metal ores	0.6	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.6	4.2
Beverages	0.6	0.5
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.3	1.3
Leather and related products	1.4	0.6
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.5	1.6
Coke and refined petroleum products	1.8	0.9
Chemicals and chemical products	7.7	8.8
Basic pharmaceutical products and pharmaceutical preparations	5.2	5.9
Rubber and plastic products	3.0	3.6
Other non-metallic mineral products	1.1	1.2
Basic metals	5.2	4.0
Fabricated metal products, except machinery and equipment	2.9	3.4
Computer, electronic and optical products	10.8	8.3
Electrical equipment	5.8	6.3
Machinery and equipment not elsewhere classified	7.9	14.0
Motor vehicles, trailers and semi-trailers	11.0	18.9
Other transport equipment	3.7	4.9
Furniture	1.3	0.8
Energy	0.1	0.2
Other goods	10.3	7.6

Total	100.0	100.0

(1)	Preliminary data.
Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2016 (March 2017), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2016	2015	2014

	(EUR in millions)
Exports to:
Total	1,206,889	1,193,555	1,123,746
of which:
United States	106,919	113,733	95,928
France	101,399	102,762	100,580
United Kingdom	86,071	89,018	79,163
The Netherlands	79,102	79,191	72,736
China (2)	76,109	71,284	74,369
Italy	61,427	57,987	54,240
Austria	59,788	58,217	55,807
New industrial countries and emerging markets of Asia (3)	51,898	51,510	48,476
Switzerland	50,353	49,070	46,202
Belgium/Luxembourg	47,100	46,196	47,345
Spain	40,634	38,715	34,820
Japan	18,354	16,968	16,910
Imports from:
Total	954,675	949,245	910,145
of which:
China (2)	93,757	91,930	79,828
The Netherlands	83,590	87,889	87,796
France	65,778	66,819	66,714
United States	57,823	60,217	49,207
Italy	51,774	49,038	48,522
Switzerland	43,910	42,089	39,392
New industrial countries and emerging markets of Asia (3)	42,805	42,478	38,782
Belgium/Luxembourg	41,084	40,116	42,548
Austria	38,558	37,250	36,218
United Kingdom	35,647	38,414	38,545
Spain	27,771	26,442	24,804
Japan	21,952	20,180	19,007

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.3.

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Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2014.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2014

	Outward (1)	Inward (2)

	(EUR in billions)
Total (3)	957.9	461.8
Selected countries and regions
European Union	394.9	361.5
of which: European Monetary Union	174.6	309.3
of which: United Kingdom	109.9	37.9
Switzerland	31.2	28.7
Russia	16.6	3.2
United States	271.2	27.0
Canada	13.7	0.9
Central America	15.6	3.5
South America	29.4	0.1
Asia	129.7	27.3
of which: China	59.7	1.6
of which: Japan	12.6	17.3
Australia	18.1	1.2
Africa	9.2	0.8
Selected economic sectors of investment object
Manufacturing	341.4	114.1
of which: Chemicals and chemical products	77.4	14.2
of which: Machinery and equipment	30.2	17.7
of which: Motor vehicles, trailers and semi-trailers	86.7	0.9
Electricity, gas, steam and air conditioning supply	44.8	13.9
Wholesale and retail trade; repair of motor vehicles	149.3	50.7
Information and communication	48.6	52.3
Financial and insurance activities	204.7	94.3
Real estate activities	29.4	28.7
Activities of holding companies	65.4	80.2

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2016), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

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MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “–Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks (http://www.bundesbank.de/Navigation/EN/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “–Financial System–European Financial System–Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2016	2015	2014	2013	2012

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.4	0.1	0.8	1.6	2.1
Consumer price index (CPI)	0.5	0.3	0.9	1.5	2.0
Index of producer prices of industrial products sold on the domestic market (1)	-1.7	-1.8	-1.0	-0.1	1.6

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2016, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2016	2015	2014	2013	2012

	(EUR in millions)
Gold	119,253	105,792	107,475	94,876	137,513
Foreign currency balances	34,993	33,423	30,646	28,080	28,774
Special drawing rights	14,938	15,185	14,261	12,837	13,583
Reserve position in the IMF	6,581	5,132	6,364	7,961	8,760

Total	175,765	159,532	158,745	143,753	188,630

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2017, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.8 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2016, page 20 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2016annualaccounts_en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

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EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2016	2015	2014	2013	2012

	(EUR in billions)
Deutsche Bundesbank
Assets	990.5	800.7	678.8	721.7	921.0
of which: clearing accounts within ESCB (1)	754.3	584.2	460.8	510.2	655.7
Liabilities (2)	607.6	481.8	396.3	401.5	425.0

Net position	382.9	318.9	282.5	320.2	496.0
Banks
Loans to foreign banks	1,055.9	1,066.9	1,125.2	1,019.7	1,046.0
Loans to foreign non-banks	756.2	751.5	735.1	701.0	729.0
Loans from foreign banks	696.1	611.9	609.2	515.7	691.1
Loans from foreign non-banks	206.2	201.1	221.0	257.8	237.6

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2017, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Eighth Issue – Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of February 29, 2016
(https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2016, September 2016, Annex tables revised on 11 December 2016
(http://www.bis.org/publ/rpfx16fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2016	2015	2014	2013	2012

U.S. dollars per euro	1.1069	1.1095	1.3285	1.3281	1.2848
Pound sterling per euro	0.81948	0.72584	0.80612	0.84926	0.81087
Japanese yen per euro	120.20	134.31	140.31	129.66	102.49
Swiss franc per euro	1.0902	1.0679	1.2146	1.2311	1.2053
Chinese yuan per euro	7.3522	6.9733	8.1857	8.1646	8.1052

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2017, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2017, 1,701 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,889.3 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	262 commercial banks, with an aggregate balance sheet total of EUR 3,232.8 billion;

•	399 savings banks, with an aggregate balance sheet total of EUR 1,167.6 billion;

•	the nine regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and eight Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 917.9 billion;

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•	20 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,274.3 billion;

•	976 credit cooperatives, with an aggregate balance sheet total of EUR 847.2 billion;

•	15 mortgage banks, with an aggregate balance sheet total of EUR 273.9 billion;

•	20 building and loan associations, with an aggregate balance sheet total of EUR 220.0 billion; and

•	138 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 1,109.9 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2017, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) is responsible for drawing up and adopting plans for the resolution of banks. It also manages the restructuring fund (Restrukturierungsfonds) for banks and the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, or “FMS”, also known as “SoFFin”) and supervises the two wind-up institutions (Abwicklungsanstalten) for troubled German banks established in 2009/2010.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, BaFin and FMSA, was established in March 2013. Due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history
(https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002
(http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf? blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie-Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, altered on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013
(https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013
(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. Since January 1, 2015, the FMSA has been acting as the German national resolution authority for banks. Resolution powers were pooled under the FMSA, although the BaFin and the ECB retained their supervisory right to make decisions about bank closures. In December 2016, the German parliament passed a law for the reorganization of FMSA, under which Germany’s national resolution authority will be integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and the administration and management of FMS will be assumed by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). FMSA will remain responsible for the German wind-up institutions FMS-Wertmanagement and Erste Abwicklungsanstalt. The reorganization is expected to be completed by January 1, 2018. Until December 31, 2015, the FMS,

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which was established in 2008 in the wake of the global financial crisis and is currently managed by the FMSA, was responsible for applications for assistance from German credit institutions. As of January 1, 2016, the date on which the Single Resolution Mechanism (“SRM”) became fully operational, FMS has been closed for new applications. FMS was tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, had been repeatedly extended until December 31, 2015. As of December 31, 2016, the outstanding stabilization measures provided by FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “–European Financial System-European System of Financial Supervision and European Banking Union”.

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/Navigation/EN/Service/Glossary/Functions/glossary.html?lv2=129546&lv3=145952#145952.de); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung – RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa); FMSA Bundesanstalt für Finanzmarktstabilisierung, Stabilisierungsmaßnahmen des SoFFin (http://www.fmsa.de/de/oeffentlichkeit/c_soffin/Berichte/SoFFin-Massnahmen/SoFFin-Massnahmen.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz – FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2016, the combined asset portfolios had been reduced to approximately EUR 53 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2016, FMS Wertmanagement’s portfolio had been reduced to EUR 88.9 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/presse/geschaeftsberichte/); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf);
Erste Abwicklungsanstalt, The EAA generates a net profit once again – and makes significant progress in winding up the investment portfolio, Press briefing with Matthias Wargers, Spokesman of the Managing Board, Düsseldorf, March 16, 2017, p. 6 (https://www.aa1.de/index.php?eID=tx_nawsecuredl&u=0&g=0&t=1494344624&hash=60a0157be7f80fcc844327404a0349e049adf77b&file=/fileadmin/content/downloads/1_Presse/20170316_Attachment_PR_AR_2016_e.pdf); FMS Wertmanagement AöR, Geschäftsbericht 2015
(http://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/107-geschaeftsbericht-2015-1); FMS Wertmanagement AöR, FMS Wertmanagement delivers a positive wind-up result again in 2015, press release of April 13, 2016
(http://www.fms-wm.de/en/press/305-fms- wertmanagement-delivers-a-positive-wind-up-result-again-in-2015); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014
(http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014
(http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

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•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 126 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015, national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated to be approximately EUR 55 billion in 2014). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”), including KfW, are not required to contribute to the fund. In the aggregate, the European Commission estimates that the German banking sector is required to contribute just under EUR 15.5 billion to the SRF by 2023. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

In November 2015, the European Commission proposed a European Deposit Insurance Scheme. Since then, work on a technical level has continued. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In order to transpose the Basel III agreement into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States.

In November 2016, the European Commission published proposals which aim to further strengthen the resilience of banks, ensure an efficient and orderly resolution process and enhance financial stability in the EU. They also aim to align the EU’s banking union rules with a number of elements agreed at the international level, in particular, the standards agreed within the Basel Committee on Banking Supervision and by the Financial Stability Board. The amendments are designed to update the capital requirements for banks and make these rules less complex and burdensome for smaller banks, as well as to improve the capacity of credit institutions to support the economy. In December 2016 the Council of the European Union started working on these proposals. It is expected to adopt the amendments together with the European Parliament, in accordance with the ordinary legislative procedure.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (http://ec.europa.eu/finance/general-policy/banking-union/index_en.htm); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the

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Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); European Banking Authority, Implementing Basel III in Europe: CRD IV Package http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem: Sicherung der Stabilität des Finanzsystems (https://www.bundesbank.de/Redaktion/DE/Dossier/Service/schule_und_bildung_kapitel_4.html?notFirst=true&docId=147562#chap); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2016 (https://srb.europa.eu/en/node/196); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. These TLTROs were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. The last operation of this series of TLTROs was successfully conducted and settled in June 2016. All these TLTROs will mature in September 2018.

In addition, the ECB seeks to provide monetary stimulus to the economy through its asset purchase program which was launched in October 2014 and significantly expanded in March 2015. This program is being conducted to further ease monetary and financial conditions in a context where key ECB interest rates are at their lower bound. Since mid-2016, it has consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases of public and private sector securities are currently intended to amount to EUR 60 billion (from April 2016 to March 2017 this average monthly figure amounted to EUR 80 billion). The ECB has announced that it intends to carry out these purchases until at least December 2017 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term.

Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 may borrow at an interest rate that can be as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, this means that counterparties would, in fact, be paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II intend to promote bank lending to the euro-area non-financial private sector and again exclude mortgage loans. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTRO II series was successfully conducted and settled in March 2017. This operation will mature in March 2021.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012
(http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, Asset purchase programmes
(https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Introductory Statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Frankfurt am Main, January 22, 2015
(https://www.ecb.europa.eu/press/pressconf/2015/html/is150122.en.html), European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, Monetary policy decisions, press release of March 10, 2016
(http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016
(http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016
(http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 1 July 2016
(https://www.ecb.europa.eu/press/pr/wfs/2016/html/fs160706.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte I
(https://www.bundesbank.de/Redaktion/DE/Standardartikel/Aufgaben/Geldpolitik/glrg_1_ausstehende_glrg.html), European Central Bank, Consolidated financial statement of the Eurosystem as at 31 March 2017
(https://www.ecb.europa.eu/press/pr/wfs/2017/html/fs170405.en.html);

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Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte II (https://www.bundesbank.de/Redaktion/DE/Standardartikel/Aufgaben/Geldpolitik/glrg_2_ausstehende_glrg.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain.

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On December 8, 2015, the Federal Republic and nine other Member States issued a joint statement that a first agreement on several core components of the future tax has been reached.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, topical information originating from press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2016, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,411.4 billion, with tax revenue of EUR 731.2 billion and social contributions of EUR 523.1 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.2.

In 2016, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 218.8 billion and EUR 396.8 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.16.

Consolidated general government expenditure in 2016, as presented in the national accounts, amounted to a total of EUR 1,387.7 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 487.7 billion), social benefits in kind (EUR 268.1 billion) and employee compensation (EUR 235.8 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 151.7 billion), interest on public debt (EUR 43.4 billion) and gross capital formation (EUR 66.5 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2016	2015	2014	2013	2012

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	916.3	881.0	852.1	820.3	796.9
of which: Taxes (2)	731.2	700.0	668.6	645.9	620.5
Expenditure	900.8	862.2	846.5	830.9	816.3

Balance	15.5	18.8	5.5	-10.7	-19.4
Social security funds
Revenue	606.4	579.1	557.6	539.9	539.2
Expenditure	598.2	577.0	554.6	534.6	520.7

Balance	8.2	2.1	3.0	5.3	18.4
General government
Revenue	1,411.4	1,354.8	1,306.8	1,258.4	1,220.9
Expenditure	1,387.7	1,333.9	1,298.2	1,263.7	1,221.8

Balance	23.7	20.9	8.6	-5.4	-0.9

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2016	2015	2014	2013	2012

	(EUR in billions)
Revenue	401.0	393.6	385.2	369.6	365.6
of which: Taxes (2)	353.8	347.8	336.6	326.1	319.2
Expenditure	393.3	383.6	376.6	377.8	381.8

Balance	7.7	10.0	8.6	-8.1	-16.1

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2016	2015	2014	2013	2012

	(EUR in billions)
General public services	181.7	180.4	189.1	182.8	180.1
Defense	31.1	30.5	29.3	30.6	30.9
Public order and safety	49.8	47.5	45.7	44.4	43.1
Economic affairs	100.4	95.2	92.0	94.1	94.9
Environmental protection	20.1	18.5	17.8	17.4	16.6
Housing and community amenities	12.1	11.6	11.4	11.7	12.1
Health	225.0	217.2	209.4	199.0	188.0
Recreation, culture and religion	32.6	30.8	30.2	28.9	20.7
Education	132.7	127.4	123.9	120.9	116.1
Social protection	602.3	574.8	549.2	533.9	519.4

Total expenditure	1,387.7	1,333.9	1,298.2	1,263.7	1,221.8

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2016, Germany’s general government surplus amounted to EUR 23.7 billion, or 0.8% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 71.2% in 2015 to 68.3% in 2016, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (March 2017), Table 1.10; The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Deutsche Bundesbank, German general government debt down in 2016 by €18 billion to €2.14 trillion – debt ratio down to 68.3%, press release of March 31, 2017 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2017/2017_03_31_schuldenstand.html).

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The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2016	2015	2014	2013	2012

	(% of GDP)
General government deficit (-) / surplus (+)	0.8	0.7	0.3	-0.2	-0.0
General government gross debt	68.3	71.2	74.9	77.5	79.9

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2016 (February 2017), Table 1.10; Deutsche Bundesbank, German general government debt down in 2016 by €18 billion to €2.14 trillion – debt ratio down to 68.3%, press release of March 31, 2017 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2017/2017_03_31_schuldenstand.html).

Fiscal Outlook

The April 2017 update of the German stability program forecasts the general government budget to remain in surplus until 2021, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a safety margin during the entire forecasting period (2017 to 2020).

According to the April 2017 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 66¼% in 2017 and to decrease further to around 57% by 2021, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2017 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2017.pdf? blob=publicationFile&v=3), Tables 13 and 16.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2021	2020	2019	2018	2017	2016

	(% of GDP)
Revenue	45¼	45¼	45¼	45¼	45¼	45.1
Total taxes	23½	23½	23½	23½	23½	23.3
Social contributions	17¼	17	17	17	17	16.7
Property income	½	½	½	½	½	0.6
Other	4	4	4	4	4¼	4.4
Expenditure (2)	44¾	44¾	45	45	44¾	44.3
Compensation of employees and intermediate consumption	12	12¼	12¼	12½	12½	12.4
Social payments	25	24¾	24¾	24½	24½	24.1
Interest expenditure	1¼	1¼	1¼	1¼	1¼	1.4
Subsidies	1	1	1	¾	¾	0.9
Gross fixed capital formation	2¼	2¼	2¼	2¼	2¼	2.1
Capital transfers	1	1	1	1	1	1.1
Other	3½	3½	3½	3¾	3½	3.4

General government deficit (-) / surplus (+)	½	½	¼	¼	½	0.8
Federal Government	¼	¼	0	0	0	0.2
Länder governments	¼	¼	0	0	¼	0.2
Municipalities	0	0	0	0	¼	0.1
Social security funds	0	0	0	0	0	0.3
General government gross debt	57	59¾	61¾	64	66¼	68.3

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2017 (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2017.pdf?__blob=publicationFile&v=3), Tables 13 and 16.

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Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

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The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2016	2015	2014	2013	2012

	(EUR in billions)
Current taxes	731.2	700.0	668.6	645.9	620.5
Taxes on production and imports	334.4	327.4	314.7	305.4	300.7
of which: VAT	218.8	211.6	203.1	197.0	194.0
Current taxes on income and wealth	396.8	372.6	353.9	340.5	319.9
of which: Wage tax	223.6	215.0	203.9	194.1	184.9
Assessed income tax	52.1	46.9	43.9	41.0	36.9
Non-assessed taxes on earnings	26.9	27.7	25.6	27.0	30.0
Corporate tax	29.7	21.6	21.6	21.1	18.5
Capital taxes	7.0	6.3	5.5	4.6	4.3

Tax revenue of general government	738.2	706.3	674.0	650.6	624.9
Taxes of domestic sectors to EU	5.2	5.4	4.6	4.3	4.5

Taxes	743.4	711.7	678.7	654.9	629.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2016 (March 2017), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 108 public and private enterprises as of December 31, 2015.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2016 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsbericht-des-bundes-2016.pdf?__blob=publicationFile&v=15), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2015.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2016 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsbericht-des-bundes-2016.pdf?__blob=publicationFile&v=15), Chapters B, E and O paragraph II.
Direct Debt of the Federal Government

As of December 31, 2016, the Federal Government’s direct debt totaled EUR 1,089.2 billion, compared to EUR 1,097.2 billion as of December 31, 2015.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

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In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 470.1 billion as of December 31, 2015. Of this amount, EUR 132.8 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 84.7 billion of the aggregate amount was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2017 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2017-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 376.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2016 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information–III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Aggregate principal amount outstanding as of December 31, 2016

(EUR in millions)
Federal Bonds (Bundesanleihen)	708,905
of which:
– Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	68,500
Five-year Federal Notes (Bundesobligationen)	228,000
Federal Treasury Notes (Bundesschatzanweisungen)	101,000
Federal Savings Notes (Bundesschatzbriefe)	737
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	19,088
German Government Day-Bonds (Tagesanleihe des Bundes)	1,010
Further short term debt (< 1 year)	66
Borrowers’ note loans (Schuldscheindarlehen)	9,785
of which:
– From residents	9,747
– From non-residents	38
Old debt (1)	4,475
of which:
– Equalization claims	4,155
Repurchased debt	52,415

Total	1,089,151

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2016 und 31. Dezember 2016, Bundesanzeiger of February 06, 2017.

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DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	19,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	19,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000

Total Federal Bonds				708,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	8,000
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	8,500
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	5,000

Total Inflation-linked Securities				68,500

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

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3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.00% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000

Total Five-Year Federal Notes				228,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

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4. FEDERAL TREASURY NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
0.00% Notes of 2015	0.00	2015	2017	14,000
0.00% Notes of 2015 (II)	0.00	2015	2017	13,000
0.00% Notes of 2015 (III)	0.00	2015	2017	13,000
0.00% Notes of 2015 (IV)	0.00	2015	2017	13,000
0.00% Notes of 2016	0.00	2016	2018	13,000
0.00% Notes of 2016 (II)	0.00	2016	2018	14,000
0.00% Notes of 2016 (III)	0.00	2016	2018	13,000
0.00% Notes of 2016 (IV)	0.00	2016	2018	8,000

Total Federal Treasury Notes				101,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001% to 4.5%	2010 to 2012	2017 to 2019	737

6. TREASURY DISCOUNT PAPER (2)

	Interest rate (3)	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.72 to -0.43	2016	2017	23,500

7. GERMAN GOVERNMENT DAY-BONDS

	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008	unlimited	1,010

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8. BORROWERS’ NOTE LOANS (4)

Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

(% per annum)			(EUR in millions)

Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2014	2017 to 2037	9,785

9. FURTHER SHORT-TERM DEBT (< 1 YEAR)

	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
Further short-term debt (< 1 year)	money market rates	2016	2017	66

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity. The aggregate principal amount outstanding as of December 31, 2016 includes EUR 4,522 million of Treasury Discount Papers issued as money market instruments.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2016

	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,475
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on February 22, 2016 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,

Purpose of Guarantees	2015	2014

	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	132,778	134,145
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	45,075	44,796
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	106,027	97,633
Contributions to international financing institutions	56,848	56,848
Co-financing of bilateral projects of German financial co-operation	13,285	9,738
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000

Total guarantees pursuant to the 2010 German Budget Act	363,023	352,170

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	84,700	89,229
Total guarantees	470,123	463,799

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2017 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2017-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 376.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards the Chinese currency renminbi will be part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF END OF DECEMBER, 2016

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(USD in millions)
IMF (2)	35,805.7	35,805.7
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	25,381.8	22,459.0
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	41,315.5	3,685
African Development Bank (AfDB) (3)	3,602.0	213.2
African Development Fund (AfDF) (3)	3,623.1	3,623.1
Asian Development Bank (AsDB) (3)	6,173.2	308.7
Asian Development Fund (AsDF) (3)	1,862.0	1,723.0
Inter-American Development Bank (IDB) (3)	3,240.9	114.5
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	517.7	498.4
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	96.4	96.4
European Bank for Reconstruction and Development (EBRD) (3)(5)	2,695.3	561.8
Council of Europe Development Bank (CEB) ((3)(5)	965.3	107.2
Asia Infrastructure Investment Bank (AIIB) (3)	4,484.2	358.7

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.34433.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: Worldbank Corporate Secretariat, February 2016.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2016 of EUR 1 per USD 1.0541.

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EXHIBIT (e)

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Consent of Independent Auditor

To the Board of Managing Directors
Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-215084) under Schedule B of Landwirtschaftliche Rentenbank of our reports dated March 15, 2017, with respect to:

•	the consolidated financial statements, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch or German Commercial Code), and

•	the unconsolidated financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2016 prepared in accordance with the German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank),

which reports appear in Exhibit (d) to Landwirtschaftliche Rentenbank Annual Report on Form 18-K for the year ended December 31, 2016.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Frankfurt
May 18, 2017

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2016, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-215084) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 18, 2017

Federal Republic of Germany

By:	/s/ Volker Schlechtriemen
Volker Schlechtriemen Regierungsdirektor (Senior Government Official)